UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 9, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K
consists of the
31 December 2025
Pillar 3 Report
of UBS Group
and significant regulated
subsidiaries
and sub-groups, which appears immediately following this page.

Pillar 3 Report
31 December 2025
UBS Group and significant regulated subsidiaries
and sub-groups

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group”,
“the Group”, “we”, “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated” UBS AG and its consolidated subsidiaries
“Credit Suisse Group” and “Credit Suisse” Credit Suisse Group AG and its consolidated subsidiaries, before the acquisition by UBS
“UBS Group AG” and “UBS Group AG standalone”
UBS Group AG on a standalone basis
“UBS AG standalone”
UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone” UBS Switzerland AG on a standalone basis
“UBS Europe SE” and “UBS Europe SE consolidated”
UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated” UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.

Table of contents
UBS Group
2
Section 1
Introduction and basis for preparation
14
Section 2
Key metrics
16
Section 3
Overview of risk-weighted assets
22
Section 4
Linkage between financial statements and
regulatory exposures
25
Section 5
Credit risk
55
Section 6
Counterparty credit risk
63
Section 7
Credit valuation adjustment
64
Section 8
Securitizations
71
Section 9
Market risk
72
Section 10
Operational risk
74
Section 11
Interest rate risk in the banking book
77
Section 12
Going and gone concern requirements
and eligible capital
84
Section 13
Total loss-absorbing capacity
85
Section 14
Leverage ratio
88
Section 15
Liquidity and funding
93
Section 16
Remuneration
94
Section 17
Requirements for global systemically
important banks and related indicators
Significant regulated subsidiaries and sub-groups
95
Section 1
Introduction
96
Section 2
UBS AG consolidated
100
Section 3
UBS AG standalone
104
Section 4
UBS Switzerland AG standalone
108
Section 5
UBS Europe SE consolidated
109
Section 6
UBS Americas Holding LLC consolidated
112
Section 7
Credit Suisse International standalone
Appendix
114
Abbreviations frequently used in our financial reports
116
Cautionary statement
Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong SAR +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media
Relations team
manages relationships
with global
media and journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714
ubs-media-relations@ubs.com
New York +1-212-882-5858
mediarelations@ubs.com
Hong Kong SAR +852-2971-8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the
Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team,
a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The
Basel
Committee
on
Banking
Supervision
(the
BCBS)
Basel III
capital
adequacy
framework
consists
of
three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market
and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the
need for
a qualitative
approach
to supervising
banks. Pillar 3
requires
banks to
publish a
range of
disclosures, mainly
covering risk, capital, leverage, liquidity and remuneration.
This
report
provides
Pillar 3
disclosures
for
the
UBS
Group
and
prudential
key
figures
and
regulatory
information
for
UBS AG consolidated and standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated, and UBS
Americas
Holding LLC consolidated, as well as Credit Suisse International standalone, in the respective sections under “Significant regulated subsidiaries and sub-groups”.
This
Pillar 3
Report
has
been
prepared
in
accordance
with
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance on the Disclosure Obligations of Banks and Securities Firms (the DisO-FINMA), the corresponding explanatory notes and the underlying
BCBS Basel framework disclosure requirements.
The revised Capital Adequacy
Ordinance (the
CAO) that
incorporates the
final Basel III
standards into
Swiss law,
and the
five new
FINMA ordinances
(including the
DisO-FINMA) that contain the
implementing provisions for the
revised CAO, entered into
force on 1 January 2025.
The
DisO-FINMA
replaces
FINMA
Circular
2016/1
“Disclosure
–
banks”
and
incorporates
in
particular
new
and
revised
disclosure tables on risks and capital requirements.
As UBS
is a
systemically relevant
bank (an
SRB) under
Swiss banking
law, UBS
Group AG and
UBS AG are
required to
comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis.
Local
regulators
may
also
require
the
publication
of
Pillar 3
information
at
a
subsidiary
or
sub-group
level.
Where
applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-
groups” at ubs.com/investors .
Changes to Pillar 3 disclosure requirements
The DisO-FINMA includes new and revised annual tables as a result of the implementation of the final Basel III standards in Switzerland.
›
Refer to “Changes to Pillar 3 disclosure requirements” in the “Introduction and basis for preparation” section of the 31 March
2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about new and revised quarterly tables as a result of the implementation of the final Basel III standards in Switzerland
›
Refer to “Changes to Pillar 3 disclosure requirements” in the “Introduction and basis for preparation” section of the 30 June 2025
Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about new and revised semi-annual tables as a result of the implementation of the final Basel III standards in Switzerland
New annual tables
The following new tables have been introduced on an annual basis.
– CVAA: General qualitative disclosure requirements related to CVA
– CVAB: Qualitative disclosures for banks using the SA-CVA
– OR1: Historical losses
– OR2: Business indicator and subcomponents
– OR3: Minimum required operational risk capital
The new
“MRB: Qualitative
disclosures for
banks using
the internal
models approach
(IMA)” annual
table is
not applicable
to UBS, as UBS does not apply the IMA for market risk.
Revised annual tables
The following annual tables have been revised.
–
CR9: IRB – Backtesting of probability of default (PD)
per portfolio. This table has been revised to reflect
the amended
definition of asset classes included in the DisO-FINMA.
–
ORA: General
qualitative information
on a
bank’s operational
risk framework.
This disclosure
has been
amended to
reflect
the
replacement
of
the
advanced
measurement
method
by
the
standardized
approach
for
determining
operational risk regulatory capital.
›
Refer to “Amended FINMA-defined asset classes” in the “Introduction and basis for preparation”
section of the 30 June 2025
Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about the amended definition of asset classes as a result of the implementation of the final Basel III standards in Switzerland

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Significant regulatory developments, disclosure requirements and other changes
Developments in Switzerland
In June 2025, the
Swiss Federal Council published regulatory
proposals that aim to
further strengthen banking stability
in Switzerland. Proposed measures to be submitted to the
Swiss Parliament for enactment would exclude
from common
equity tier 1 (CET1)
capital investments in
foreign subsidiaries
of systemically important
banks (SIBs), include
additional
requirements for
the recovery
and resolution
of SIBs,
add measures
to increase
the potential
for obtaining liquidity
via
the Swiss
National Bank
(the SNB),
introduce a
Senior Managers
Regime for
banks, and
provide additional
powers for
FINMA.
Proposed measures
at the
ordinance level
would exclude
capitalized software
and deferred
tax assets
(DTAs) on
temporary
differences
from
CET1
capital,
add
stricter
requirements
for
prudential
valuation
adjustments
(PVAs)
of
assets
and
liabilities,
require
suspension
of
interest
payments
for
additional
tier 1
(AT1)
capital
instruments
in
the
event
of
a
cumulative loss
over four
quarters, and
introduce measures
that aim
to enable
FINMA and
other authorities
to better
assess the
situation of
banks in
a liquidity
crisis. The
Swiss Federal
Council has
proceeded towards
implementation of
these recommendations through several legislative and regulatory packages.
A public consultation on proposed measures at
the ordinance level ended in September
2025. The Swiss Federal Council
is expected
to publish
final amendments
to the
ordinance in
the first
half of
2026, with
entry into
force not
expected
before January 2027.
A separate
public consultation
on proposed legislative
amendments to
capital requirements related
to foreign subsidiaries
ended in January 2026.
The proposed changes would
require the deduction of investments
in foreign subsidiaries of
SIBs
from CET1 capital. The
proposal states that the
amendments would enter
into force in 2028,
at the earliest,
starting with
a 65% deduction requirement in the
first year and increasing to 100%
by 5-percentage-point increments each year over
seven years. The Swiss Federal
Council is expected to submit
its proposal to the Swiss
Parliament in the first
half of 2026.
The Swiss Federal
Council is also
expected to launch
consultations on additional
legislative measures in
the summer of
2026, including
incremental requirements
for the
recovery and
resolution plans
of SIBs,
measures aimed
at increasing
the potential
for obtaining
liquidity via
the SNB,
the introduction
of an
enhanced accountability
framework for
senior
managers of banks,
and the provision
of additional powers
for FINMA. Following
the consultation, these
measures
are
expected to be submitted to the Parliament in
the first half of 2027, with entry into
force expected in 2028 or 2029.
In
addition, a public consultation on amendments to the Liquidity Ordinance is expected to be launched in the summer of
2026.
The
proposals
are
expected
to
set
minimum
requirements
for
maintaining
borrowing
capacity
for
emergency
liquidity assistance
Estimated incremental capital from proposed changes to the capital framework
We currently estimate that UBS AG would
be required to hold additional CET1 capital
of around USD 22bn if all capital
measures were implemented as proposed by the Swiss Federal Council. This estimate includes around USD 20bn related to the full
deduction of
UBS AG’s investments
in foreign subsidiaries,
of which
approximately USD 6bn would
be required
at the start
of the proposed
phase-in period and
around USD 3bn from
the potential deduction of
DTAs
on temporary
differences, capitalized software and PVAs.
The
incremental
CET1
capital
of
USD 22bn
at
UBS AG
would
increase
UBS Group AG’s
CET1
capital
ratio
to
around
18.5%, calculated
from its
target ratio
of around
14%. The
proposed measures
related to
DTAs on temporary
differences,
capitalized software
and PVAs
would eliminate
around
USD 11bn of
net CET1
capital at
UBS Group
AG, which,
as a
result of this elimination, would reduce the estimated CET1 capital ratio for the Group from 18.5% to 16.5%.
This
current
estimated
incremental
capital
of
USD 22bn
resulting
from
the
proposed
changes
in
Swiss
capital
requirements would be on top of the
additional capital UBS is required to hold
as a result of the acquisition
of the Credit
Suisse Group.
This includes around USD 9bn to remove the
regulatory concessions granted to Credit Suisse and around
USD 6bn to meet the
progressive add-on due to the
increased leverage ratio denominator
(LRD) and higher
market share
of the
combined business.
The phase-in
of the
capital requirements
relating to
the increases
in LRD
and market
share
commenced on 1 January 2026 and will be completed by 1 January 2030.
Altogether, if the proposed changes by the Swiss Federal Council were adopted as proposed,
UBS would be required to
hold around USD 37bn in additional CET1 capital.
These estimates
have been
calculated based
on our
balance sheet
at 31 December
2025, assume
that all
capital measures
are adopted as
currently proposed and
use an assumed CET1
capital ratio of 12.5%
for UBS AG, the
lower end of our
target
range
of
12.5–13.0%,
and
14.0%
for
UBS
Group
overall.
The
estimates
also
reflect
capital
repatriations
of
USD 3bn from UK subsidiaries planned for 2026.
The estimate
of UBS AG‘s
incremental
capital requirements
at 31 December
2025 is
around
USD 2bn lower
than the
estimate of USD 24bn we
published on 6 June 2025
in response to the Swiss
Federal Council proposal, which was
based
on our first quarter 2025
balance sheet (and USD 4bn lower
than the estimate of USD 26bn
based on UBS AG’s target
capital ratio of 12.5%). The reduction primarily results from accelerated repatriation of capital from UBS AG subsidiaries enabled by the rapid wind-down of Non-core and Legacy, timely and successful execution of our integration plans, and, in the
case of
the US,
improving profitability
expectations and
improvements in
our most
recent Internal
Capital Adequacy
Assessment Process (ICAAP) and Dodd-Frank Act Stress Test
(DFAST) results.

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

UBS AG’s CET1 capital
ratio of 14.2%
at 31 December 2025
reflects these accelerated
capital repatriations. As
previously
communicated, we expect UBS AG’s CET1 capital
ratio to remain above our target levels in the
near term, mainly due to
leverage ratio considerations driven by the weakening of the US dollar.
UBS’s position
UBS has
submitted responses
to the
consultations on
the proposed
measures at
the ordinance
level and
on legislative
amendments. UBS overall supports the Swiss Federal Council's objective of drawing lessons from the Credit Suisse crisis
and
strengthening
the
regulatory
framework
with
targeted,
proportionate
and
internationally
aligned
measures.
However,
the proposed full deduction of foreign
subsidiaries from CET1 capital clearly does
not meet these criteria and
is
excessive.
In
addition,
UBS
has
outlined
that
the
proposed
regulatory
treatment
of
capitalized
software,
DTAs
on
temporary differences
and PVAs
is a
combination of
the maximum
requirements of
various jurisdictions
and does
not
give due consideration
to the ultimate
impact of
the overall
package, comparisons
to the capital
regimes in peer
countries
or
the
cost
of
such
extreme
measures.
Switzerland
already
has
one
of
the
strictest
regulatory
capital
regimes,
with
substantial progressive
capital surcharges
and a
conservative and
early implementation
of
the final
Basel III rules.
The
Swiss
Federal
Council’s
proposals
would
significantly
increase
the
requirements
and
would
contrast
sharply
with
developments across Europe, and in the
US, which have proposed,
or are expected to implement, less restrictive
capital
regimes.
›
Refer to “Developments in Switzerland” in the “Regulatory and legal developments” section of the UBS Group
Annual Report
2025, available under “Annual reporting” at ubs.com/investors , for more information
Developments related to the implementation of the final Basel III standards
In Switzerland,
the amendments
to the
CAO that
incorporate the
final Basel III
standards
into Swiss
law entered
into
force on 1 January 2025. The adoption of the final Basel III standards led to an USD 8.6bn reduction in the UBS Group’s risk-weighted
assets
(RWA).
A
USD 6.5bn
increase
in
market
risk
RWA
resulting
from
the
implementation
of
the
Fundamental
Review
of
the
Trading
Book
(the
FRTB)
framework
was
more
than
offset
by
a
USD 9.0bn
reduction
in
operational risk RWA and
a USD 6.1bn reduction in credit
and counterparty credit risk RWA.
The output floor,
which is
being phased in until 2028, is currently not binding for the UBS Group. The final Basel III implementation in Switzerland had a
cumulative net
impact on
UBS Group
of adding
around
USD 60bn of
RWA
since UBS
started preparing
for its
adoption with a series of model updates and methodology changes over the last ten years.
In January
2026, the
Prudential Regulation
Authority (the
PRA) published
its final
policy statements
implementing the
Basel 3.1 standards
in the
UK. Implementation
remains
set for
1 January 2027,
with full
phase-in by
1 January 2030,
except for the
implementation of the
internal model
approach for market
risk (the FRTB
Internal Model
Approach), which
has been
postponed to
1 January 2028.
The FRTB
regulation for
standardized and
advanced standardized
approaches
will apply from 1 January 2027. The impact of the UK Basel 3.1 regulations on UBS is expected to be immaterial.
In the
EU, the
final Basel III
requirements became
applicable as
of 1 January
2025, except
for the
FRTB regulation,
the
implementation of which has been delayed until 1 January 2027, as confirmed by the European Commission (the EC) in
September 2025. In addition, the
EC conducted a public consultation,
concluded in January 2026, on
policy options to
temporarily
mitigate
negative
impacts
stemming
from
the
absence
of
a
level
playing
field
with
regard
to
the
implementation of FRTB rules. UBS Europe SE is subject to Basel III regulations in the EU. The impact on UBS can only be determined once the EC publishes its final decision.
In the
US, banking
agencies, including
the Federal
Reserve Board,
have been
discussing amendments
to their
original
proposals regarding the implementation of
the final Basel III standards.
We expect that a re-proposal will
be issued in the
first half
of 2026.
UBS Americas
Holding LLC
is subject
to the
US requirements.
The impact
on UBS
can only
be determined
once the US publishes its final rules.
Significant BCBS consultation papers
Machine-readable Pillar 3 disclosures
In
December
2025,
the
BCBS
issued
a
public
consultation
on
machine-readable
Pillar 3
disclosures.
The
consultation
proposes
to
make
the
data
disclosed
by
banks
available
in
a
machine-readable
format.
Pillar 3
disclosures
by
internationally active banks under the BCBS’s standards are an important source of their key risk metrics.
To make Pillar 3 disclosure data more accessible, the Committee is proposing that such data should be made available in
standardized
machine-readable
formats
across
its
member
jurisdictions.
The
proposed
standard
would
introduce
a
requirement and technical specifications
to produce machine-readable quantitative
Pillar 3 disclosures, without changing
the
underlying
disclosure
requirements
for
banks.
National
supervisors
would
decide
whether
banks
should
publish
machine-readable Pillar 3 disclosures on their own websites or via a centralized data repository.
Other developments
Simplification of Pillar 3 disclosures
Starting
with
the
31 December
2025
Pillar 3
Report,
we
have
discontinued
the
annual
disclosure
of
the
section
“Comparison
of
A-IRB
approach
and
standardized
approach
for
credit
risk”.
This
section
has
been
replaced
by
the
quarterly “CMS1 –
Comparison of modelled
and standardized
RWA at
risk level”
table and
the semi-annual
“CMS2 –
Comparison of modelled and standardized RWA for credit risk at asset class level” table.
›
Refer to “Comparison of modelled and standardized RWA
at risk level” in the “Overview of risk-weighted assets” section of this report for more information

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Starting with
the 30 June
2025 Pillar 3
Report, we
have replaced
the “SEC2:
Securitization exposures
in the
trading book”
semi-annual table
with a
qualitative statement,
based on
immateriality, as
permitted by
the DisO-FINMA
general principles
of disclosure.
›
Refer to “Securitization exposures in the banking and trading books” in the “Securitizations” section of this report for more
information
Capital returns
For the 2025 financial year, the Board of Directors (the BoD) plans to propose a dividend to UBS Group AG shareholders of USD 1.10
per share.
Subject to approval
at the
Annual General Meeting,
scheduled for 15 April
2026, the dividend
will be paid on 23 April 2026 to shareholders of record on 22 April 2026. The ex-dividend date will be 21 April 2026 on the SIX Swiss Exchange
and 22 April 2026 on
the New York Stock Exchange. We are committed
to progressive dividends
and plan to accrue for a mid-teens percent increase in dividend per share in 2026.
In
the
fourth
quarter
of
2025,
we
completed
our
planned
share
repurchases
of
USD 3bn.
We
intend
to
repurchase
USD 3bn of shares
in 2026 with
the aim to
do more. The
amount of additional
repurchases is subject
to further clarity
around the
future regulatory regime
in Switzerland, our
financial performance and
maintaining a CET1
capital ratio of
around 14%.
Beyond 2026, we intend to
continue to pursue a
progressive dividend complemented by share
repurchases that will be
calibrated based on our
financial results, our capital
ratio and the final
outcome and timing of
the implementation of the
new regulatory regime in Switzerland.
Frequency and comparability of Pillar 3 disclosures
The table
below summarizes
the reporting
frequency for
each disclosure
as per
the current
DisO-FINMA requirements
applicable to UBS.
In line
with these
FINMA-specified disclosure
requirements, including
with regard
to comparative
periods, we
provide
quantitative comparative
information as
of 30 September
2025 for
disclosures required
on a
quarterly basis,
as of
30 June
2025 for disclosures required on a semi-annual basis and as of 31 December 2024, prepared in accordance with FINMA
Circular 2016/1 “Disclosure – banks”, for disclosures required on an annual basis. Where specifically required by
FINMA
and / or the BCBS, we disclose comparative information for additional reporting dates.
Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always
refers to
the
latest comparative
period.
Throughout this
report, signposts
are
displayed at
the
beginning of
a
section, table or chart –
Annual | Semi-annual | Quarterly |
– indicating whether the disclosure
is provided annually, semi-annually
or
quarterly. A triangle symbol –
▲ ▲ ▲
– indicates the end of the signpost.
›
Refer to the 31 March 2025, 30 June 2025 and 30 September 2025 Pillar 3 Reports, available under
“Pillar 3 disclosures” at
ubs.com/investors
, for more information about previously published quarterly movement commentary
›
Refer to the 30 June 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about previously published semi-annual movement commentary

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

The table below
outlines the annual,
semi-annual and quarterly
disclosure requirements
that are
satisfied in this
report
for UBS Group and significant regulated subsidiaries and sub-groups as applicable. Certain disclosure requirements may be
met
by
inclusion
in
the
UBS
Group
Annual
Report
2025,
as
permitted
by
the
DisO-FINMA
general
principles
of
disclosure. In this case, references are provided to the respective pages in the UBS Group Annual Report 2025.
FINMA
reference 1 Disclosure title in this report Section of this report
Page number
in this report
Annual disclosure requirements
OVA Bank risk management approach Section 1 Introduction and basis for preparation 10–11
LI1 Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
Section 4 Linkage between financial statements and
regulatory exposures
23–24
LI2 Main sources of differences between regulatory exposure amounts and carrying values in financial statements (under the regulatory scope of consolidation)
Section 4 Linkage between financial statements and
regulatory exposures
25
LIA – Explanation of the differences between the IFRS Accounting Standards and regulatory scopes of consolidation
– Fair value measurement
Section 4 Linkage between financial statements and
regulatory exposures
22
23
CRA General qualitative information about credit risk Section 5 Credit risk 26
CRB Additional disclosure related to the credit quality of assets:
– Breakdown of exposures by industry
– Breakdown of exposures by geographical area
– Breakdown of exposures by residual maturity
– Policies for past due, non-performing and credit-impaired claims
– Credit-impaired exposures by industry
– Credit-impaired exposures by geographical area
– Past due exposures
– Definition of restructured exposure
– Breakdown of restructured exposures between credit-impaired and non-
credit-impaired
Section 5 Credit risk
28
28
29
29
29
30
30
30
30
CRC Qualitative disclosure requirements related to credit risk mitigation techniques
Section 5 Credit risk 31
CRD Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk
Section 5 Credit risk 32
CRE Qualitative disclosure related to IRB models:
– Main features of our key credit risk models
– Additional qualitative disclosure related to IRB models
Section 5 Credit risk
39–40
41
CR9 IRB – Backtesting of probability of default (PD) per portfolio Section 5 Credit risk 50–53
CCRA Qualitative disclosure related to CCR Section 6 Counterparty credit risk 55
CVAA General qualitative disclosure requirements related to CVA Section 7 Credit valuation adjustment 63
CVAB Qualitative disclosures for banks using the SA-CVA Section 7 Credit valuation adjustment 63
SECA
Qualitative disclosure requirements related to securitization exposures
Section 8 Securitizations 64–65
MRA Qualitative disclosure requirements related to market risk Section 9 Market risk 71
ORA
General qualitative information on a bank’s operational
risk framework
Section 10 Operational risk 72
OR1 Historical losses Section 10 Operational risk 72–73
OR2 Business indicator and subcomponents Section 10 Operational risk 73
OR3 Minimum required operational risk capital Section 10 Operational risk 74
IRRBBA IRRBB risk management objectives and policies Section 11 Interest rate risk in the banking book 74
IRRBB1 Quantitative information on IRRBB Section 11 Interest rate risk in the banking book 74–75
IRRBBA1 Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk
Section 11 Interest rate risk in the banking book 75–76
PV1 Prudent valuation adjustments (PVA) Section 12 Going and gone concern requirements and eligible capital
83
LIQA Liquidity risk management Section 15 Liquidity and funding 88
REMA
REM1
REM2
REM3
Remuneration policy
Remuneration awarded during the financial year
Special payments
Deferred remuneration
Section 16 Remuneration 93
GSIB1 Disclosure of G-SIB indicators Section 17 Requirements for global systemically important banks and related indicators
94

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

FINMA
reference 1 Disclosure title in this report Section of this report
Page number
in this report
Semi-annual disclosure requirements
CMS2 Comparison of modelled and standardized RWA for credit risk at asset class level
Section 3 Overview of risk-weighted assets 20–21
CR1 Credit quality of assets Section 5 Credit risk 27
CR2 Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
Section 5 Credit risk 27
CR3 Credit risk mitigation techniques – overview Section 5 Credit risk 31–32
CR4 Standardized approach – credit risk exposure and credit risk mitigation (CRM)
effects
Section 5 Credit risk 33–34
CR5 Standardized approach – exposures by asset classes and risk weights Section 5 Credit risk 35–38
CR5 Exposure amounts and CCFs applied to off-balance sheet exposures, categorised based on risk bucket of converted exposures
Section 5 Credit risk 39
CR6 IRB – Credit risk exposures by portfolio and PD range Section 5 Credit risk 41–47
CR7 Qualitative statement about the materiality of the impact on RWA of credit derivatives
used as CRM techniques
Section 5 Credit risk 48
CR10 IRB – specialized lending under the slotting approach Section 5 Credit risk 54
CCR1 Analysis of counterparty credit risk (CCR) exposure by approach Section 6 Counterparty credit risk 56
CCR3 Qualitative statement about the materiality of CCR exposures subject to the standardized approach
Section 6 Counterparty credit risk 56
CCR4 IRB – CCR exposures by portfolio and PD scale Section 6 Counterparty credit risk 57–59
CCR5 Composition of collateral for CCR exposure Section 6 Counterparty credit risk 60
CCR6 Credit derivatives exposures Section 6 Counterparty credit risk 61
CCR8 Exposures to central counterparties Section 6 Counterparty credit risk 62
CVA2 The full basic approach for CVA (BA-CVA) Section 7 Credit valuation adjustment 63–64
CVA3 The standardized approach for CVA (SA-CVA) Section 7 Credit valuation adjustment 64
SEC1
SEC2
SEC3
SEC4
Securitization exposures in the banking book
Qualitative statement about the materiality of securitization exposures in the trading book
Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
Section 8 Securitizations 66
66
67–68
69–70
MR1 Market risk under standardized approach Section 9 Market risk 71
CC1 Composition of regulatory capital Section 12 Going and gone concern requirements and eligible capital
81–82
CC2 Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
Section 12 Going and gone concern requirements and
eligible capital
79–80
CCA Main features of regulatory capital instruments and of other TLAC-eligible instruments
n/a – The CCA table is published on our website. Refer to
the document titled “Capital and total loss-absorbing
instruments of UBS Group AG consolidated, UBS AG
consolidated and standalone – Key features”, available
under “Bondholder information” at ubs.com/investors , for
more information.
n/a
CCyB1 Geographical distribution of credit exposures used in the countercyclical capital buffer
Section 12 Going and gone concern requirements and
eligible capital
78
TLAC1 TLAC composition for G-SIBs (at resolution group level) Section 13 Total loss-absorbing capacity 84
TLAC2 Material sub-group entity – creditor ranking at legal entity level Significant regulated subsidiaries and sub-groups:
Section 6 UBS Americas Holding LLC consolidated
Section 7 Credit Suisse International standalone
111
113
TLAC3
Creditor ranking at legal entity level for the resolution entity,
UBS Group AG
Section 13 Total loss-absorbing capacity 85
LIQ2 Net stable funding ratio (NSFR) Section 15 Liquidity and funding 91
ENC Asset encumbrance Section 15 Liquidity and funding 92–93
– Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7
Section 5 Credit risk 48

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

FINMA
reference 1 Disclosure title in this report Section of this report
Page number
in this report
Quarterly disclosure requirements
KM1 Key metrics UBS Group:
Section 2 Key metrics
Significant regulated subsidiaries and sub-groups:
Section 2 UBS AG consolidated
Section 3 UBS AG standalone
Section 4 UBS Switzerland AG standalone
Section 5 UBS Europe SE consolidated
Section 6 UBS Americas Holding LLC consolidated
Section 7 Credit Suisse International standalone
14–15
96–97
100–101
104–105
108
109–110
112
KM2 Key metrics – TLAC requirements (at resolution group level) Section 2 Key metrics 14–15
OV1 Overview of RWA Section 3 Overview of risk-weighted assets 16–17
CMS1 Comparison of modelled and standardized RWA at risk level Section 3 Overview of risk-weighted assets 17–20
CR8 RWA flow statements of credit risk exposures under IRB Section 5 Credit risk 49
CCR7 RWA flow statements of CCR exposures under internal model method (IMM)
and value-at-risk (VaR)
Section 6 Counterparty credit risk 61
CVA4 RWA flow statements of CVA risk exposures under SA-CVA Section 7 Credit valuation adjustment 64
LR1 Summary comparison of accounting assets vs leverage ratio exposure measure
Section 14 Leverage ratio 85–86
LR2 Leverage ratio common disclosure Section 14 Leverage ratio 87–88
LIQ1 Liquidity coverage ratio (LCR) Section 15 Liquidity and funding 90
Annex 3 Swiss SRB going and gone concern requirements and information UBS Group:
Section 12 Going and gone concern requirements and
eligible capital
Significant regulated subsidiaries and sub-groups:
Section 2 UBS AG consolidated
Section 3 UBS AG standalone
Section 4 UBS Switzerland AG standalone
77
98–99
101–103
106–107
– High-quality liquid assets (HQLA) Section 15 Liquidity and funding 89
1
Disclosure requirement per DisO-FINMA.
Format of Pillar 3 disclosures
As defined by FINMA, certain
Pillar 3 disclosures follow a fixed format,
whereas other disclosures are flexible and may be
modified to
a certain
degree
to present
the most
relevant
information. Pillar 3
requirements
are
presented
under the
relevant FINMA table / template reference (e.g.
OVA, OV1, LI1, etc.). Pillar 3 disclosures may
also include row labeling (1,
2, 3, etc.)
as prescribed by FINMA.
Naming conventions used
in our Pillar 3
disclosures are based on
FINMA guidance and
may not reflect UBS naming conventions.

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Asset classes used in the Pillar 3 Report
The DisO-FINMA includes an amended definition of asset classes.
›
Refer to “Amended FINMA-defined asset classes” in the “Introduction and basis for preparation”
section of the 30 June 2025
Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the amended definition of asset classes as a result of the implementation of the final Basel III standards in
Switzerland
The amended FINMA-defined asset classes used within this Pillar 3 Report are as follows.
Asset classes under the standardized approach
–
Central governments,
central banks and supranational organizations,
consisting of exposures relating to
governments
at
the
level
of
the
nation
state
and
their
central
banks,
as
well
as
supranational
organizations.
Supranational
organizations include the Bank for International Settlements, the
International Monetary Fund, the European Central
Bank and the European Union.
–
Public sector entities, consisting
of exposures to institutions
established on the basis
of public law in
different forms,
such as administrative entities and public companies, as well as regional governments.
–
Multilateral development banks, consisting of exposures
relating to supranational financial institutions recognized
by
FINMA.
–
Banks and securities firms, consisting of exposures to financial institutions that are licensed to take deposits from the
public and
are subject
to appropriate
prudential standards
and levels
of supervision.
Non-Swiss financial
institutions
other than
banks may
be assigned
to this
asset class
if they
are subject
to prudential
standards and
a level
of supervision
equivalent to that of banks.
–
Covered bonds, consisting
of Swiss covered
bonds issued under
the Swiss covered
bonds regulation (
Pfandbriefgesetz )
and foreign covered bonds that meet the requirements for risk weighting as such.
–
Corporates,
consisting
of
general
corporate
exposures,
specialized
lending
exposures
and
exposures
to
small
and
medium-sized entities (SMEs) that are considered corporate SMEs.
– Retail, consisting of exposures to natural persons and to SMEs that meet the “regulatory retail” criteria.
– Real estate, consisting of exposures secured directly or indirectly by real estate.
–
Equity, consisting of
instruments that have
no stated or
predetermined maturity and
represent a residual
interest in the
net assets of an entity.
– Subordinated claims, consisting of subordinated debt and capital instruments other than equities.
– Defaulted exposures, consisting of exposures that are past due or are exposures to defaulted borrowers.
–
Other assets, consisting of
the remainder of exposures
that UBS is exposed
to, mainly non-counterparty-related
assets.
Asset classes under the advanced internal ratings-based approach
–
Central governments,
central banks and supranational organizations.
–
Corporates:
specialized
lending,
consisting
of
exposures
relating
to
income-producing
real
estate
lending,
project
finance, object finance and commodities finance.
–
Corporates: other lending,
consisting of all
exposures to corporates
that are
not specialized lending.
This asset
class
includes private commercial
entities, such as
corporations, partnerships or
proprietorships, insurance companies
and
funds (including managed funds).
–
Retail: exposures
secured by
real estate,
consisting of
exposures secured
directly or
indirectly by
mortgages that
are
secured fully or partially by residential or commercial real estate.
–
Retail:
qualifying
revolving
retail
exposures
(QRRE),
consisting
of
unsecured
and
revolving
credits
to
individuals,
including credit card receivables.
–
Retail: other retail, consisting
primarily of Lombard lending
that represents loans made
against the pledge of
eligible
marketable
securities
or
cash,
as
well
as
exposures
to
small
businesses,
private
clients
and
other
retail
customers,
excluding exposures secured by real estate.
Asset classes
under the foundation internal ratings-based approach
– Banks, consisting of exposures to banks, securities firms and other financial institutions treated as banks.
– Public sector entities, multilateral development banks.
– Corporates: other lending, consisting of exposures to large corporate clients.
Governance over Pillar 3 disclosures
The BoD and senior management are responsible for establishing and maintaining an effective internal control structure over the disclosure
of financial information,
including Pillar 3 disclosures.
In line with
BCBS and FINMA
requirements, UBS
has
a
BoD-approved
Pillar 3 disclosure
governance policy
in place,
which
includes information
about
the key
internal
controls
and procedures
designed to
govern the
preparation, review
and sign-off
of Pillar 3
disclosures. UBS’s
Pillar 3
framework has been
amended to take
account of the
Group structure
after the acquisition
of the Credit
Suisse Group
and will continue to be refined
as the integration progresses.
This Pillar 3 Report has been verified and
approved in line
with UBS’s Pillar 3 framework.

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Risk management framework
Our Group-wide
risk management framework
is applied
across all
risk types.
The table
below presents
an overview
of
risk management
disclosures that
are provided separately
in the
UBS Group
Annual Report
2025, available
under “Annual
reporting” at ubs.com/investors .
Annual |
OVA: Bank risk management approach
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual Report 2025
page number
Interaction between business
model, risk profile and risk
tolerance
Our strategy, business model and
environment
–
Market environment,
Industry trends
– Risk factors
28–33
50–61
Risk management and control –
Top and emerging risks
– Risk identification
– Risk categories
– Overview of risks arising from our business
activities
– Risk appetite framework
– Risk management and control principles
– Risk measurement
– Credit risk
–
Main sources of credit risk, Overview
of measurement, monitoring and management
techniques, Credit risk profile of the Group
– Market risk
–
Main sources of market risk,
Overview of measurement, monitoring and
management techniques
– Interest rate risk in the banking book
– Other market risk exposures
– Country risk framework, Country risk exposure
– Non-financial risk framework
88–89
89
90–91
92
94–96
95
96–98
99
111–112
115–117
117–118
118–120
127
Risk governance structure Risk management and control – Risk categories
–
Risk governance
– Interest rate risk in the banking book –
Risk
management and governance
90–91
92–94
115
Capital management – Capital management objectives, planning and activities
131
Liquidity and funding management – Strategy, objectives and governance 142
Communication and enforcement
of risk culture within the bank
Risk management and control
–
Risk governance
–
Internal risk reporting
–
Risk appetite framework
–
Non-financial risk framework
92–94
94
94–96
127
Scope and main features of risk
measurement systems
Risk management and control
–
Risk measurement
–
Credit risk –
Overview of measurement, monitoring
and management techniques
–
Market risk –
Overview of measurement,
monitoring and management techniques
–
Country risk exposure measure
–
Non-financial risk capital measurement
96–98
99
112
119
129
Risk information reporting provided
to the BoD and senior
management
Risk management and control
–
Risk governance
–
Internal risk reporting
–
Risk management and control principles
92–94
94
95
Stress testing Risk management and control – Risk appetite framework
– Stress testing
– Credit risk models
–
Stress loss
– Market risk stress loss
– Interest rate risk in the banking book
– Other market risk exposures
94–96
97–98
108
112
115–117
117–118
Liquidity and funding management – Liquidity and funding stress testing 142–143

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Pillar 3 disclosure requirement
UBS Group Annual Report 2025 section Disclosure
UBS Group Annual Report 2025
page number
Strategies and processes applied to
manage, hedge and mitigate risks
Risk management and control – Risk management and control principles
– Credit risk –
Overview of measurement, monitoring
and management techniques
– Credit risk mitigation
– Market risk –
Overview of measurement,
monitoring and management techniques
– Market risk –
Value-at-risk
– Interest rate risk in the banking book
– Other market risk exposures
– Country risk exposure
–
Non-financial
risk framework
95
99
104–106
112
112–115
115–117
117–118
119–120
127
Liquidity and funding management – Strategy, objectives and governance
– Management of liquidity and funding risk
142
143–144
Currency management – Strategy, objectives and governance 151
Consolidated financial
statements
– Note 10 Derivative instruments
– Note 20 h) Maximum exposure to credit risk for
financial
instruments
measured
at
fair value
–
Note 21 Offsetting
financial
assets and
financial
liabilities
289–290
328
330–331
▲
Our approach to measuring risk exposure and risk-weighted assets
Depending on
the intended
purpose, the
measurement of
risk exposure
that we
apply may
differ.
Exposures may
be
measured
for
financial
accounting
purposes
under
IFRS
Accounting
Standards
for
deriving
our
regulatory
capital
requirement
or
for
internal
risk
management
and
control
purposes.
Our
Pillar 3
disclosures
are
generally
based
on
measures of risk exposure
used to derive
the regulatory capital
required under Pillar 1. Our
RWA are calculated according
to
the
revised
CAO
that
incorporates
the
BCBS
final
Basel III
framework
into
Swiss
law,
including
the
new
FINMA
ordinances containing the implementing provisions for the revised CAO.
The table below provides a summary of the approaches we use for the main risk categories to determine the regulatory
risk exposure and RWA.
Category Definition of risk Regulatory risk exposure Risk-weighted assets
I. Credit risk
Credit risk Credit risk is the risk of a loss resulting from the failure of a counterparty to meet its
contractual obligations toward UBS arising
from transactions such as loans and debt
securities held in our banking book and
undrawn credit facilities. It also includes equity
positions in the banking book.
Refer to section 5, Credit risk.
Exposure at default (EAD) is the amount we
expect a counterparty to owe us at the time of
a possible default. For loans and other banking
products, the EAD generally equals the balance
sheet carrying amount in line with IFRS
Accounting Standards. The EAD is expected to
remain constant over the 12-month period. For
loan commitments, a credit conversion factor is
applied to model expected future drawdowns
over the 12-month period, irrespective of the
actual maturity of a particular transaction.
We apply the following approaches to measure credit
risk RWA.
– Advanced internal ratings-based (A-IRB)
approach , applied for the majority of our
businesses. Counterparty risk weights are
determined by reference to internal probability of
default (PD) and loss given default (LGD)
estimates.
– Foundation internal ratings-based (F-IRB)
approach , applied for exposures to banks, public
sector entities and multilateral development
banks, and large corporate clients. Counterparty
risk weights are determined by reference to
internal PD estimates but using regulatory-
prescribed values for LGD.
– Standardized approach (SA) , generally based on
external ratings for a sub-set of our credit portfolio
where internal measures are not available.
– Supervisory slotting approach , applied for
specialized lending exposures. Internal rating
grades are mapped to one of five supervisory
categories, each of which is associated with a
specific risk weight.

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Category Definition of risk Regulatory risk exposure Risk-weighted assets
Non-counterparty-
related risk
Non-counterparty-related risk (NCPA) denotes
the risk of a loss arising from changes in value
or from liquidation of assets not linked to any
counterparty, e.g. premises,
equipment and
software.
Refer to section 3, Overview of risk-weighted
assets.
The balance sheet carrying amount in line with
IFRS Accounting Standards is used for
measuring NCPA exposure.
We measure NCPA RWA by applying prescribed
regulatory risk weights to the NCPA exposure.
II. Counterparty credit risk
Counterparty credit
risk (CCR)
CCR is the risk that a counterparty for over-
the-counter (OTC) derivatives,
exchange-
traded derivatives (ETDs) or securities
financing transactions (SFTs) will default
before the final settlement of a transaction
and cause a loss to the firm if the transaction
has a positive economic value at the time of
default.
Refer to section 6, Counterparty credit risk.
We primarily use internal models to measure
CCR exposures to third parties. All internal
models are approved by FINMA.
– For OTC derivatives and ETDs , we apply the
effective expected positive exposure and
stressed expected positive exposure as
defined in the Basel III framework.
– For SFTs , we apply the repo value-at-risk
approach.
In certain instances where internal models are
not available:
– Exposure on OTC derivatives and ETDs
is
calculated considering the net positive
replacement values and potential future
exposure under the standardized approach
for CCR; and
– Exposure for SFTs
is based on the IFRS
Accounting Standards carrying amount, net
of
collateral mitigation under the comprehensive
approach.
We apply the following approaches to measure CCR
RWA.
– Advanced internal ratings-based (A-IRB)
approach , applied for the majority of our
businesses. Counterparty risk weights are
determined by reference to internal counterparty
ratings and LGD estimates.
– Foundation internal ratings-based (F-IRB)
approach , applied for exposures to banks, public
sector entities and multilateral development
banks, and large corporate clients. Counterparty
risk weights are determined by reference to
internal PD estimates but using regulatory-
prescribed values for LGD.
– Standardized approach (SA) , generally based on
external ratings for a sub-set of our credit
portfolio, where internal measures are not
available.
III. Credit valuation adjustment
Credit valuation
adjustment (CVA)
The CVA capital charge covers the risk of
mark-to-market losses associated with the
deterioration of counterparty credit quality.
Refer to section 7, Credit valuation
adjustment.
We generally use internal models to measure
CCR exposures to third parties. All internal
models are approved by FINMA. In certain
instances where internal models are not
available, the standardized approach is used.
We apply two approaches to measure CVA RWA.
– Standardized approach (SA-CVA) , applied to
positions where we generally use internal models
to derive the EAD for derivatives.
– Full basic approach (BA-CVA) , for all other
positions.
IV.
Settlement risk
Settlement risk Settlement risk is the risk of loss resulting from transactions that involve exchange of value
(e.g. security versus cash) where we must
deliver without first being able to determine
with certainty that we will receive the
countervalue.
Refer to section 3, Overview of risk-weighted
assets.
The balance sheet carrying amount in line with
IFRS Accounting Standards is used for
measuring settlement risk exposure.
We measure settlement risk RWA through the
application of prescribed regulatory risk weights to
the settlement risk exposure.

31 December 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Category Definition of risk Regulatory risk exposure Risk-weighted assets
V.
Securitization exposures in the banking book
Securitization
exposures in the
banking book
Exposures arising from traditional and
synthetic securitizations held in our banking
book.
Refer to section 8, Securitizations.
The balance sheet carrying amount in line with
IFRS Accounting Standards after eligible
regulatory credit risk mitigation and credit
conversion factors is used for measuring
securitization exposures. For synthetic
securitization transactions, the exposure is
equal to the net exposure at default on
retained positions. Exposure values consist of
securitization exposures that UBS has retained
or purchased into the banking book when
acting as originator and / or sponsor.
Consistent with the BCBS, we apply the FINMA-
defined hierarchy of approaches for banking book
securitizations to measure RWA.
– Securitization internal ratings-based approach
(SEC-IRBA) , considering the advanced IRB risk
weights, if the securitized pool largely consists of
IRB positions and internal ratings are available.
– Securitization external ratings-based approach
(SEC-ERBA) , if the IRB approach cannot be
applied, risk weights are applied based on
external ratings if we are able to demonstrate our
expertise in critically reviewing and challenging
the external ratings.
– Securitization standardized approach (SEC-SA) or
1,250% risk weight factor , if none of the
aforementioned approaches can be applied, we
apply the standardized approach where the
delinquency status of a significant portion of the
underlying exposure can be determined or
otherwise a risk weight of 1,250%.
For re-securitization exposures we apply either the
standardized approach or a risk weight factor of
1,250%.
VI. Market risk
Market risk Market risk is the risk of loss resulting from
adverse movements in market variables.
Market variables include observable factors,
such as interest rates, foreign exchange rates,
equity prices, credit spreads and commodity
(including precious metal) prices, as well as
variables that may be unobservable or only
indirectly observable, such as volatilities and
correlations.
Refer to section 9, Market risk.
We apply the standardized approach which
encompasses three components: the sensitivities-
based method (the SBM), the default risk charge (the
DRC) and the residual risk add-on (the RRAO). The
SBM captures the delta, vega and curvature risk of
the underlying trading positions, and the DRC
captures the jump-to-default risk in positions subject
to equity and credit risk. In addition, positions that
may not be adequately capitalized by the SBM and
the DRC additionally attract an RRAO charge.
Securitization /
re-securitization in
the trading book
Risk arising from traditional and synthetic
securitizations held in our trading book.
Refer to section 8, Securitizations and
section 9, Market risk.
The exposure is equal to the fair value of the
net long or short securitization position.
We measure trading book securitization RWA using
the standardized approach
.
VII. Operational risk
Operational
risk
Operational risk is the risk of loss resulting
from inadequate or failed internal processes,
people or systems, or from external causes
(deliberate, accidental or natural), including
cybersecurity and information-security risk.
Operational risk includes, among others,
legal
risk, conduct risk and compliance risk.
Refer to section 10, Operational risk.
We use the standardized approach
to measure
operational risk RWA in accordance with FINMA
requirements.

31 December 2025 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics for the fourth quarter of 2025
Quarterly |
The KM1
and KM2
tables below
are based
on the
Swiss Financial
Market Supervisory
Authority (FINMA)
Ordinance
on the
Disclosure Obligations of
Banks and Securities
Firms (DisO-FINMA) rules.
The KM2 table
includes a reference
to
the total loss-absorbing capacity (TLAC)
term sheet, published by the
Financial Stability Board (the FSB).
The FSB provides
this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet .
Our capital ratio decreased, reflecting a decrease
in our tier 1 capital, partly offset by
a decrease in risk-weighted assets
(RWA). Our
leverage ratio
decreased, reflecting
a decrease
in tier 1
capital, partly
offset by
a decrease
in the
leverage
ratio denominator (the LRD).
Our
common
equity
tier 1
(CET1)
capital
decreased
by
USD 3.4bn
to
USD 71.3bn,
mainly
reflecting
operating
profit
before tax of
USD 1.7bn, which was
more than offset
by the recognition
of a new
USD 3.0bn capital reserve
for expected
future share
repurchases in
2026, dividend
accruals of
USD 1.1bn, a
negative USD 0.3bn
impact from
compensation-
and own-share-related
capital components,
a USD 0.3bn
decrease in
eligible deferred
tax assets
on temporary
differences,
and current
tax expenses
of USD 0.3bn.
Share repurchases
of USD 0.9bn
made under
our 2025
share repurchase
program
in the
fourth quarter
of 2025
did not
affect our
CET1 capital
position, as
there was
an equal
reduction in
the capital
reserve
for
expected
future
share
repurchases
in
2025.
The
remaining
capital
reserve
for
expected
future
share
repurchases in 2025 was
fully utilized in the
fourth quarter of 2025
with the completion of
our 2025 share repurchase
program on 20 November 2025.
Our tier 1 capital decreased by USD 3.8bn to USD 91.2bn, reflecting the aforementioned decrease in CET1 capital and a
USD 0.4bn decrease in additional tier 1 (AT1) capital. The AT1 capital decrease was mainly driven by the call of one AT1
capital instrument equivalent to USD 0.4bn.
The TLAC available as of 31 December 2025 included CET1 capital, AT1 capital, tier 2 capital and non-regulatory capital elements of TLAC.
Our available TLAC
decreased by USD 12.0bn
to USD 187.3bn, mainly
reflecting the aforementioned decrease
in tier 1
capital and an
USD 8.3bn decrease in
non-regulatory capital elements
of TLAC.
The decrease
in non-regulatory capital
elements of TLAC mainly
reflected USD 5.8bn of TLAC-eligible
senior unsecured debt instruments
that we repurchased
in November 2025 under
tender offers and the
redemption of TLAC-eligible senior
unsecured debt instruments for
the
equivalent of USD 5.5bn
(including one instrument,
ISIN US902613AU26, that
ceased to be
eligible when we
issued a
notice
of
redemption
of
the
instrument
in
the
fourth
quarter
of
2025).
These
decreases
were
partly
offset
by
new
issuances of TLAC-eligible senior unsecured debt instruments totaling the equivalent of USD 3.3bn.
During
the
fourth
quarter
of
2025,
RWA
decreased
by
USD 11.5bn
to USD 493.4bn,
mainly
driven
by
decreases
of
USD 4.5bn
from
market
risk
RWA,
USD 2.5bn
from
counterparty
credit
risk
RWA,
USD 2.3bn
from
credit
valuation
adjustment RWA,
USD 1.0bn from
operational risk
RWA and
USD 0.9bn from
RWA on
securitization exposures
in banking
book. The remaining variance was spread across other risk types.
During
the
fourth
quarter
of
2025,
the
LRD
decreased
by
USD 18.0bn
to
USD 1,622.4bn,
driven
by
an
USD 18.9bn
decrease from asset size and other movements, partly offset by a USD 0.8bn increase from currency effects.
The
quarterly average
liquidity coverage
ratio
of
the
UBS Group
remained broadly
unchanged at
182.6%, remaining
above
the
prudential
requirement
communicated
by
FINMA.
Average
net
cash
outflows
decreased
by
USD 8.7bn
to
USD 181.7bn, reflecting
higher net
inflows from
securities financing
transactions and
lower net
outflows from
derivatives.
The effect of
the decrease in
net cash outflows
was offset by
a USD 15.0bn decrease
in average high-quality
liquid assets,
mainly reflecting lower cash
available, due to
higher lending assets and
brokerage receivables, and lower
amounts due
to banks.
As of
31 December 2025, the
net stable funding
ratio of
the UBS Group
decreased 3.6 percentage points
to 116.1%,
remaining above
the prudential
requirement communicated
by FINMA.
Available stable
funding decreased
by USD 16.7bn
to USD 882.0bn, mainly driven by decreases in debt issued measured at amortized cost and regulatory capital. Required stable funding
increased by
USD 8.9bn to
USD 759.8bn, mainly
reflecting higher
lending assets,
partly offset
by lower
derivatives and cash collateral receivables on derivative instruments.

31 December 2025 Pillar 3 Report |
UBS Group | Key metrics

KM1: Key metrics
USD m, except where indicated
31.12.25 30.9.25 30.6.25 31.3.25 31.12.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 71,262 74,655 72,709 69,152 71,367
2 Tier 1 91,176 94,950 91,721 87,837 87,739
3 Total capital 91,201 94,950 91,721 87,837 87,739
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 493,397 504,897 504,500 483,276 498,538
4a Total risk-weighted assets (pre-floor) 493,397 504,897 504,500 483,276
4b Minimum capital requirement
1
39,472 40,392 40,360 38,662 39,883
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%) 14.44 14.79 14.41 14.31 14.32
5b Common equity tier 1 ratio (%) (pre-floor) 14.44 14.79 14.41 14.31
6 Tier 1 ratio (%) 18.48 18.81 18.18 18.18 17.60
6b Tier 1 ratio (%) (pre-floor) 18.48 18.81 18.18 18.18
7 Total capital ratio (%) 18.48 18.81 18.18 18.18 17.60
7b Total capital ratio (%) (pre-floor) 18.48 18.81 18.18 18.18
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.11 0.12 0.13 0.13 0.16
9a Additional countercyclical buffer for Swiss mortgage loans (%) 0.38 0.32 0.33 0.31 0.37
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.50 1.50 1.50 1.50 1.00
11 Total of bank CET1 specific buffer requirements (%)
2
4.11 4.12 4.13 4.13 3.66
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
9.94 10.29 9.91 9.81 9.60
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,622,438 1,640,464 1,658,089 1,561,583 1,519,477
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.62 5.79 5.53 5.62 5.77
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) 5.62 5.79 5.53 5.62
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
4
5.58 5.77 5.54 5.60
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets 5.58 5.77 5.54 5.60
14e Minimum capital requirements
5 48,673 49,214 49,743 46,848
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)
331,568 346,550 358,759 318,735 331,481
16 Total net cash outflow 181,693 190,359 196,846 176,190 176,008
16a of which: cash outflows 390,134 388,343 385,105 362,013 347,761
16b of which: cash inflows 208,441 197,984 188,259 185,823 171,753
17 LCR (%) 182.64 182.12 182.31 180.96 188.37
Net stable funding ratio (NSFR)
18 Total available stable funding 882,039 898,762 904,703 861,717 856,804
19 Total required stable funding 759,829 750,960 738,891 693,777 682,508
20 NSFR (%) 116.08 119.68 122.44 124.21 125.54
1 Calculated as 8% of total RWA,
based on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly
or indirectly backed by residential
properties in Switzerland.
3 Represents the CET1 ratio that
is available to meet buffer
requirements. Calculated as the
CET1 ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus the BCBS
tier 2 capital requirement met with
CET1 capital.
4 There is currently no
temporary exemption of central bank
reserves for UBS.
5 The higher of capital
requirements based on
8% of RWA
or 3% of LRD.
6 Calculated after the application
of haircuts and
inflow and outflow rates,
as well as,
where applicable, caps
on Level 2 assets
and cash inflows.
Calculated based on an
average of
64 data points
in the
fourth quarter
of 2025
and 65
data points
in the
third quarter
of 2025.
For the
prior-quarter
data points,
refer to
the respective
Pillar 3
Report, available
under “Pillar
3 disclosures”
at
ubs.com/investors, for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
31.12.25 30.9.25 30.6.25 31.3.25 31.12.24
1 Total loss-absorbing capacity (TLAC) available
187,307
199,329
191,171
187,168
185,395
2 Total RWA at the level of the resolution group
493,397
504,897
504,500
483,276
498,538
3 TLAC as a percentage of RWA (%)
37.96
39.48
37.89
38.73
37.19
4 Leverage ratio exposure measure at the level of the resolution group
1,622,438
1,640,464
1,658,089
1,561,583
1,519,477
5 TLAC as a percentage of leverage ratio exposure measure (%)
11.54
12.15
11.53
11.99
12.20
6a Does the subordination exemption in the antepenultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

Overview of risk-weighted assets
Overview of risk-weighted assets and capital requirements
Quarterly |
The OV1 table
below provides an
overview of our
risk-weighted assets (RWA)
and the related
minimum capital
requirements by
risk type.
The table
presented is
based on
the respective Swiss
Financial Market Supervisory
Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During
the
fourth
quarter
of
2025,
RWA
decreased
by
USD 11.5bn
to
USD 493.4bn,
mainly
driven
by
decreases
of
USD 4.5bn from market risk
RWA, USD 2.5bn from counterparty
credit risk (CCR) RWA,
USD 2.3bn from credit valuation
adjustment (CVA) RWA, USD 1.0bn from operational risk RWA and USD 0.9bn from RWA on securitization exposures in banking book. The remaining variance was spread across other risk types.
Market
risk
RWA
decreased
by
USD 4.5bn,
due
to
asset
size
and
other
movements
in
the
Investment
Bank’s
Global
Markets business and, to a lesser extent, from de-risking within Non-core and Legacy.
CCR RWA decreased by USD 2.5bn, mainly
driven by decreases of USD 1.9bn related to
asset size and other movements
and USD 0.6bn related
to model
updates and methodology
changes. The decrease
in asset
size and other
movements
largely reflected roll-offs and market-driven movements in the Investment Bank and Global Wealth Management.
CVA RWA decreased by USD 2.3bn, primarily due to risk mitigation, roll-offs and market-driven movements, primarily in the Investment Bank.
Operational risk RWA
decreased by USD 1.0bn
to USD 135.4bn, mainly
driven by a
reduction in the
business indicator
component.
RWA
on
securitization
exposures
in
banking
book
decreased
by
USD 0.9bn,
primarily
driven
by
asset
size
and
other
movements in Personal & Corporate Banking.
The flow
tables for credit
risk, CCR
and CVA RWA
in the respective
sections of
this report
provide further
details regarding
the movements in RWA in the fourth quarter of 2025.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the applied regulatory
standards
›
Refer to the “Capital management”
section of the UBS Group Annual Report 2025, available under
”Annual reporting” at
ubs.com/investors
, for more information about capital management and RWA,
including details regarding movements in RWA
during 2025
Material model updates and methodology changes
Model
updates
and
methodology
changes
implemented
during
the
second
half
of
2025
resulted
in
a
USD 2.8bn
reduction
in
RWA.
The
decrease
primarily
reflected
updates
to
Lombard
lending
and
concentrated
equity
lending
in
Global Wealth
Management, as
well as
an update
to loss
given default
(LGD) for
cash and
balances at
central banks.
These reductions
were partially
offset by
an increase
in RWA
following the
migration of
exposures from
Credit Suisse
models. The updates
also affected Pillar 3
tables, due to
asset class reclassifications
and the movement
of exposures from
the internal ratings-based (IRB) approach to the standardized approach.
›
Refer to “Credit risk exposure and CRM effects” and “Credit
risk exposures by portfolio and PD range” in the “Credit risk” section of this report for more information

31 December 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

OV1: Overview of RWA
Section or table
reference
Minimum
capital
requirements
1
USD m, except where indicated 31.12.25 30.9.25 30.6.25 31.3.25 31.12.24 31.12.25
1 Credit risk (excluding counterparty credit risk)
257,192
257,432
258,111
239,547
235,955
CMS1, CMS2, 5
20,575
2 of which: standardized approach (SA)
61,983
61,791
61,170
57,511
51,817
CMS1, CMS2, CR4
4,959
2a of which: non-counterparty-related risk
2
16,144
16,178
16,553
15,712
15,667
1,292
3 of which: foundation internal ratings-based (F-IRB) approach
3
40,713
41,364
38,599
38,171
CR6
3,257
4 of which: supervisory slotting approach
1,417
1,533
1,638
1,632
1,745
CR10
113
5 of which: advanced internal ratings-based (A-IRB) approach
153,078
152,743
156,704
142,233
182,393
CR6
12,246
5a of which: adjustments related to the Swiss sectoral real estate floor for exposures secured by real estate in Switzerland
3,4
6 Counterparty credit risk
5
33,037
35,497
31,903
30,135
37,182
CMS1, 6
2,643
7 of which: SA for counterparty credit risk (SA-CCR)
6,668
7,586
7,708
7,155
8,315
533
8 of which: internal model method (IMM)
14,623
14,941
13,197
12,684
16,397
CCR7
1,170
8a of which: value-at-risk (VaR)
6,798
8,253
6,544
6,358
8,107
CCR7
544
9 of which: other CCR
4,948
4,717
4,454
3,937
4,364
396
10 Credit valuation adjustment (CVA)
8,874
11,140
9,904
9,322
8,735
CMS1, 7
710
10a of which: full basic approach (BA-CVA)
3
4,274
5,798
5,566
5,066
CVA2
342
10b of which: standardized approach (SA-CVA)
3
4,600
5,342
4,338
4,256
CVA3, CVA4
368
11 Equity positions under the simple risk weight approach during the five-year transitional period
6
5,544
12 Equity investments in funds – look-through approach
1,797
1,885
2,023
2,046
2,400
CMS1
144
13 Equity investments in funds – mandate-based approach
1,046
1,011
1,070
1,121
789
CMS1
84
14 Equity investments in funds – fallback approach
781
520
610
456
452
CMS1
62
15 Settlement risk
156
202
243
343
184
CMS1
12
16 Securitization exposures in banking book
4,801
5,678
6,529
6,739
7,433
CMS1, 8
384
17 of which: securitization internal ratings-based approach (SEC-IRBA)
1,302
2,191
3,022
3,550
3,547
8
104
18
of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)
835
812
801
971
977
8
67
19 of which: securitization standardized approach (SEC-SA)
2,664
2,675
2,706
2,219
2,909
8
213
20 Market risk
23,756
28,208
30,469
31,352
27,189
CMS1, 9
1,900
21 of which: standardized approach (SA)
23,756
28,208
30,469
31,352
337
MR1
1,900
22 of which: internal models approach (IMA)
26,852
23 Capital charge for switch between trading book and banking book
24 Operational risk
135,425
136,394
136,394
136,394
145,426
CMS1, 10
10,834
25 Amounts below thresholds for deduction (250% risk weight)
7
26,534
26,930
27,243
25,820
27,249
CMS1
2,123
25a
of which: deferred tax assets
18,128
18,932
18,436
17,553
18,066
1,450
26 Output floor applied (%)
3,8
60
60
60
60
27 Floor adjustment (before application of transitional cap)
3,9
28 Floor adjustment (after application of transitional cap)
10
29 Total
493,397
504,897
504,500
483,276
498,538
39,472
1 Calculated based on 8%
of RWA.
2 Non-counterparty-related risk includes
property, equipment, software
and other items.
3 Disclosure is based on
the final Basel III standards
implemented with effect as
of
1 January 2025.
4 The Swiss sectoral real
estate floor is not applicable
at the level of UBS Group
AG consolidated.
5 Excludes settlement risk, which
is separately reported in
line 15 “Settlement risk”. Includes
RWA with central counterparties. The
split between the sub-components of counterparty credit
risk refers to the calculation of the exposure measure.
6 The simple risk-weight approach is no longer
applicable at
UBS, and equity positions in the banking
book are included in row 2. The
five-year transitional period is effective as of
1 January 2025 but is not applicable to
UBS.
7 Includes items subject to threshold deduction
treatment that do not exceed their respective threshold and are risk weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banking, insurance and financial entities)
and deferred tax assets arising from temporary
differences.
8 The overall output floor of
72.5% is subject to a phase-in until 1
January 2028. As of 1 January
2025, the applicable overall output floor at the level of UBS Group AG consolidated is 60%. As of 1 January 2026, the output floor increased to 65%, and will increase to 70% in 2027.
9 FINMA has not opted to
implement a transitional cap that would limit the
increase in RWA to 25% of a bank’s
RWA before the application of the output floor.
10 The total of our actual final
Basel III RWA is higher than 60% of our
final
Basel III RWA calculated using the full standardized approach. Therefore, the overall output floor is not binding, and our RWA before and after the effects of the overall output floor are equal.
▲
Comparison of modelled and standardized RWA at risk level
Quarterly |
The CMS1 table compares RWA determined using models approved by FINMA with RWA determined under the full
standardized
approach.
The
table
also
provides
the
full
standardized
approach
for
RWA
that
are
the
base
of
the
phased-in overall output
floor. The purpose
of the overall
output floor is
to ensure that
banks’ capital requirements
based
on modelled approaches
where permitted do
not fall below
a certain percentage
of capital requirements
based on the
full standardized approach, thereby reducing excessive variability of RWA and enhancing the comparability of risk-based capital ratios across
banks. The impact
of the output
floor, if applicable,
will be disclosed
in the “OV1:
Overview of RWA”
table in rows 27 and 28.
The applicable threshold pursuant to
the reporting date is disclosed
in row 26 of the
OV1 table,
and in
column e
in the
CMS1 table
below. The
output floor
was set
at 60%
during 2025.
As of
1 January 2026,
the
output floor increased
to 65% and
will incrementally increase
to a level
of 72.5% by
2028. As of
31 December 2025,
the floor is not binding at the level of UBS Group, i.e. the total of our actual RWA shown in column c in the CMS1 table below is
greater than
60% of
the RWA
calculated under
the full
standardized approach
shown in
column e,
and therefore
no adjustment is required. UBS is undertaking mitigating actions with respect to RWA under the standardized approach to minimize a future floor adjustment required as the level of the output floor increases.
›
Refer to “Overview of risk-weighted assets and capital requirements” in this section for information about the OV1 table
The table
below provides
a summary
of the
key conceptual
differences between
the internal
model approach
and the
standardized approach.

31 December 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

Key differences between the internal model approach and the standardized approach
Internal model approach Standardized approach Key impact
Risk weighting Reliance on internal ratings where each
counterparty / transaction receives a rating.
Reliance on external credit assessment institutions
where permitted in the regulatory framework.
Modelled approach produces RWA that is more risk
sensitive.
Granular risk-sensitive risk weight differentiation
via individual probability of default (PD) and LGD
for mortgages.
Less granular risk weights based on loan-to-value
(LTV)
bands for mortgages.
The Group’s residential mortgage portfolio is
focused on the Swiss market, and the Group has
robust review processes in place concerning
borrowers’ ability to repay. This results in the
Group’s residential mortgage portfolio having a low
average LTV and results in an average risk
weight
of around 20% under the advanced IRB (A-IRB)
approach.
Modelled LGD captures transaction quality
features including collateralization. Under the
foundation internal ratings-based (F-IRB)
approach, the LGD values are calculated based
on the rules set by FINMA.
No differentiation for transaction features (except
where claim is subordinated).
Impact relevant across all asset classes.
Credit risk mitigation
Credit risk mitigation recognized via risk-sensitive
LGD or exposure at default (EAD).
Limited recognition of credit risk mitigation. Standardized approach RWA is higher than modelled RWA for most transaction types.
Wider variety of eligible collateral. Restricted list of eligible collateral. Limited recognition of collateral results in higher
RWA for Lombard lending and securities financing
transactions (SFTs).
Repo value-at-risk (VaR)
permits the use of VaR
models to estimate exposure and collateral for
SFTs. Approach permits full diversification and
netting across all collateral types.
Conservative and crude regulatory haircuts with
limited risk sensitivity.
The effects of guarantees and credit derivatives
are considered through either adjusting PD
and / or LGD estimates. UBS applies the F-IRB
approach for guarantee recognition.
In case of eligible guarantees and credit derivatives,
substitution is applied and the risk weight
applicable to the protection provider can be
assigned to the protected portion of the underlying
exposure.
CCF A credit conversion factor (CCF) is applied to
model expected future drawdowns over the
12-month period, irrespective of the actual
maturity of a particular transaction. The CCF
includes downturn adjustments and is the result
of analysis of internal data and expert opinion.
Credit exposure equivalents are determined by
applying CCFs to off-balance sheet items. The CCFs
vary based on product type, maturity and the
underlying contractual agreements.
Modelled CCFs can be more tailored and
differentiated.
EAD for derivatives Internal model method (IMM) facilitates the use of a Monte Carlo simulation to estimate
exposure.
The standardized approach for CCR is calculated as
the replacement costs plus regulatory add-ons that
take into account potential future market moves at
predetermined fixed rates.
For large, diversified derivatives portfolios,
standardized EAD is higher than modelled EAD.
Application of multiplier on IMM exposure
estimate.
Differentiates add-ons by five exposure types and
three maturity buckets only.
Variability in holding period applied to
collateralized transactions, reflecting liquidity
risks.
Limited netting can be recognized.
EAD for SFTs
The repo VaR approach is a model based on a
Monte Carlo simulation and historical calibration
to estimate exposure, computed as quantile
exposure.
The comprehensive approach considers the adjusted
exposure after applicable supervisory haircuts on
both the exposure and the collateral received to
take account of possible future fluctuations in the
value of either the exposure or the collateral.
For large, diversified SFT portfolios, standardized
EAD is higher than modelled EAD.
Maturity in risk weight Regulatory RWA function considers maturity: the longer the maturity, the higher the risk weight.
No differentiation for maturity of transactions,
except for interbank exposures.
Model approach produces lower RWA for high-
quality, short-term transactions.
Credit valuation
adjustment
Not applicable under the final Basel III standards. UBS calculates the CVA risk capital requirement using both the standardized approach (SA-CVA)
and the full basic approach (BA-CVA) in line with
the final Basel III standards. The SA-CVA uses
sensitivities to market risk factors (e.g. interest rates
and credit spreads) and uses those sensitivities with
regulatory-prescribed risk weights and correlations
to arrive at a capital charge. The BA-CVA approach
is simpler and less risk sensitive.
Where the BA-CVA and the SA-CVA are applied
under the output floor calculation, the application
of internal ratings is not permitted.
Securitization exposures
in the banking book
The regulatory capital requirements are
calculated using a hierarchy of approaches. First,
the securitization internal ratings-based approach
(SEC-IRBA) is applied, if possible. If this approach
cannot be applied, one of the standardized
approaches is applied.
If the SEC-IRBA cannot be applied, the regulatory
capital requirements are calculated using the
following hierarchy of approaches: the securitization
external ratings-based approach or the
securitization standardized approach (SEC-SA).
Otherwise, a 1,250% risk weight is applied as a
fallback.

31 December 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

Key differences between the internal model approach and the standardized approach (continued)
Internal model approach Standardized approach Key impact
Market risk UBS does not apply the internal model approach
for market risk.
UBS currently applies the standardized approach of
the Fundamental Review of the Trading Book (the
FRTB)
framework, in which minimum market risk
capital requirements are computed on the basis of
three components: the sensitivities-based method
(the SBM), the default risk charge (the DRC) and
the residual risk add-on (the RRAO). The SBM
captures delta, vega and curvature risk of the
underlying trading positions, the DRC uses the
jump-to-default risk in positions subject to equity
and credit risk, and positions that may not be
adequately capitalized by the SBM and the DRC
additionally attract an RRAO charge.
Where the standardized approach is applied under
the output floor calculation, the application of
internal ratings is not permitted.
The new FRTB framework replaced the VaR
-
and
stressed VaR-based Basel 2.5 market risk
framework.
Operational risk Not applicable under the final Basel III standards. The standardized approach is based on the business indicator component, derived from financial
statement metrics, as well as the internal loss
multiplier, derived from average historical
operational losses. The new framework replaced the
advanced measurement approach.
As of
31 December 2025,
the output
floor is
set at
USD 433.6bn, representing
60% of
RWA calculated
using the
full
standardized approach effective for the full year 2025. This floor is USD 59.8bn below the actual RWA of USD 493.4bn.
During the
fourth quarter
of 2025,
the difference
between RWA
calculated using
the full
standardized approach
and
actual RWA decreased by USD 10.2bn, to
USD 229.3bn from USD 239.6bn. This decrease was
primarily driven by RWA
mitigation actions
undertaken during the
quarter, changes
in asset
size and
other movements, which
contributed to
a
decrease in RWA calculated using the full standardized approach.
Credit risk RWA under the full
standardized approach were higher than actual RWA.
Under the standardized approach,
fixed
risk
weights
are
applied
to
residential
mortgage
exposures,
depending
on
the
LTV.
The
internal
model-based
approach considers
borrowers’ ability
to service
debt more
accurately, including
mortgage affordability
and calibration
based on
historic data. The
Group’s residential mortgage
portfolio is focused
on the Swiss
market, and the
Group has
robust review processes in place
concerning borrowers’ ability to repay.
This results in the Group’s
residential mortgage
portfolio having a low
average LTV and consequently
a lower average risk
weight under the A-IRB
approach compared
with the standardized approach.
For Lombard lending, the
average risk weight using
internal models is lower
than under
the standardized
approach, primarily
due to
differences in
collateral treatment.
Additionally, corporate
exposures have
higher risk weights under the standardized approach compared with the average risk density in the modelled approach.
CCR RWA
under the
full standardized
approach were
higher than
actual RWA,
primarily reflecting
higher risk
weights
under the standardized
approach compared with
the IRB risk
weights mainly in
the corporate asset
class, especially on
managed funds. In addition
to risk weights, exposures
calculated under the standardized
approach are higher, because
the standardized approach does not fully recognize the benefits of netting, portfolio diversification and collateral.
CVA RWA calculated
using the full
standardized approach were
higher than actual
RWA, as the
application of internal
ratings is not permitted under the standardized approach for output floor calculations.
RWA on securitization
exposure in banking
book calculated using
the full standardized
approach were higher
than actual
RWA,
due
to
more
conservative
assumptions
and
less
granular
risk
assessments
permitted
under
the
SEC-SA
when
compared with the SEC-IRBA framework.

31 December 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

CMS1: Comparison of modelled and standardized RWA at risk level
a b c d e
USD m
RWA for modelled
approaches that UBS has
FINMA approval to use
RWA for portfolios
where standardized
approaches are used
Total Actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(60% of RWA
calculated using full
standardized
approach)
31.12.25
1 Credit risk (excluding counterparty credit risk)
195,209
61,983
257,192
378,379
227,028
2 Counterparty credit risk
26,465
6,572
33,037
133,981
80,389
3 Credit valuation adjustment (CVA)
8,874
8,874
13,793
8,276
4 Securitization exposures in banking book
1,302
3,499
4,801
6,072
3,643
5 Market risk
23,756
23,756
24,127
14,476
6 Operational risk
135,425
135,425
135,425
81,255
7 Residual RWA
1
1,814
28,500
30,313
30,948
18,569
8 Total
224,790
268,608
493,397
722,726
433,635
2
30.9.25
1 Credit risk (excluding counterparty credit risk)
195,641
61,791
257,432
379,571
227,743
2 Counterparty credit risk
28,705
6,792
35,497
143,077
85,846
3 Credit valuation adjustment (CVA)
11,140
11,140
17,252
10,351
4 Securitization exposures in banking book
2,191
3,487
5,678
8,944
5,366
5 Market risk
28,208
28,208
28,060
16,836
6 Operational risk
136,394
136,394
136,394
81,836
7 Residual RWA
1
1,971
28,577
30,548
31,169
18,701
8 Total
228,508
276,389
504,897
744,466
446,680
2
30.6.25
1 Credit risk (excluding counterparty credit risk)
196,941
61,170
258,111
383,454
230,072
2 Counterparty credit risk
25,025
6,878
31,903
138,977
83,386
3 Credit valuation adjustment (CVA)
9,904
9,904
16,284
9,770
4 Securitization exposures in banking book
3,022
3,507
6,529
13,325
7,995
5 Market risk
30,469
30,469
30,353
18,212
6 Operational risk
136,394
136,394
136,394
81,836
7 Residual RWA
1
2,096
29,093
31,189
31,931
19,159
8 Total
227,085
277,415
504,500
750,719
450,431
2
31.3.25
1 Credit risk (excluding counterparty credit risk)
182,036
57,511
239,547
365,925
219,555
2 Counterparty credit risk
24,141
5,994
30,135
138,962
83,377
3 Credit valuation adjustment (CVA)
9,322
9,322
15,012
9,007
4 Securitization exposures in banking book
3,550
3,189
6,739
15,211
9,126
5 Market risk
31,352
31,352
31,208
18,725
6 Operational risk
136,394
136,394
136,394
81,836
7 Residual RWA
1
2,213
27,573
29,787
30,307
18,184
8 Total
211,940
271,336
483,276
733,019
439,811
2
1 Includes settlement risk, equity investments in funds and deferred tax assets arising from temporary differences.
2 The output floor is applied to total RWA, and not for each individual risk category.
▲
Comparison of modelled and standardized RWA for credit risk at asset class level
Semi-annual |
The CMS2 table below elaborates
on the comparison between RWA calculated
under the full standardized and
the internally modelled approaches (including the IRB
approach for credit risk and
the supervisory slotting approach) by
focusing on RWA for credit risk at the asset class and sub-asset class levels.
During the second half of 2025, the difference between credit risk RWA calculated using the full standardized approach and actual credit risk RWA decreased by USD 4.2bn, to USD 121.2bn from USD 125.3bn.
›
Refer to “Comparison of modelled and standardized RWA
at risk level” in this section for information about the overall output floor
RWA in
the Retail
asset class
calculated using
the full
standardized approach
were higher
than actual
such RWA.
The
largest component of the
difference is observed primarily
within Retail: exposures secured
by real estate and
Retail: other
retail, which
includes Lombard
lending. Under
the standardized
approach, fixed
risk weights
are applied
to exposures
secured by real estate, depending on the LTV. The internal model-based approach considers borrowers’ ability to service
debt more accurately, including calibration based on historic data. The Group’s residential mortgage portfolio is focused on the
Swiss market,
and the
Group has
robust review
processes in
place concerning
borrowers’ ability
to repay.
This
results in
the Group’s
residential mortgage
portfolio having
a low
average LTV
and consequently
a lower
average risk
weight
under
the
A-IRB
approach
compared
with
the
standardized
approach.
For
Lombard
lending
the
average
risk
weight using internal models is significantly lower than under the standardized approach, primarily due to differences in
collateral treatment.
RWA in the Corporates:
other lending asset class
calculated using the
full standardized approach
were higher than
actual
such RWA.
The difference is
primarily driven
by exposures
to large corporate
clients, which
have higher
risk weights
under
the standardized approach compared with the average risk weight under the modelled approach.

31 December 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

RWA in the Corporates: specialized lending asset class calculated using the full standardized approach were higher than actual such RWA.
The difference is
primarily driven
by exposures related
to income-producing real
estate (IPRE) and
object
financing. Under the
standardized approach, fixed
LTV-dependent risk weights are
applied to exposures
related to IPRE
resulting in a higher average risk weight than under the modelled approach.
CMS2: Comparison of modelled and standardized RWA for credit risk at asset class level
a b c d e
USD m
RWA for modelled
approaches that UBS
has FINMA approval
to use
RWA for column (a) if
re-computed using the
standardized approach
Total Actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(60% of RWA
calculated using full
standardized
approach)
1
31.12.25
1
Central governments, central banks and
supranational organizations
7,033
2,963
7,033
2,963
1,778
2
of which: Central governments, central banks and
supranational organizations (F-IRB)
3
of which: Central governments, central banks and
supranational organizations (A-IRB)
7,033
2,963
7,033
2,963
1,778
4 Banks
5,983
6,382
5,983
6,382
3,829
5
Public sector entities and multilateral development
banks
1,448
2,762
1,448
2,762
1,657
6 Corporates: specialized lending
28,994
44,393
28,994
44,393
26,636
7
of which: Corporates: specialized lending under the
supervisory slotting approach
1,417
1,611
1,417
1,611
967
8 of which: Corporates: specialized lending (F-IRB)
9 of which: Corporates: specialized lending (A-IRB)
27,577
42,781
27,577
42,781
25,669
10 Corporates: other lending
62,523
94,716
62,523
94,716
56,830
11 of which: Corporates: other lending (F-IRB)
33,283
57,205
33,283
57,205
34,323
12 of which: Corporates: other lending (A-IRB)
29,240
37,512
29,240
37,512
22,507
13 Retail
89,228
165,180
89,228
165,180
99,108
14 of which: Retail: exposures secured by real estate
62,321
106,615
62,321
106,615
63,969
15
of which: Retail: qualifying revolving retail
exposures (QRRE)
1,590
1,788
1,590
1,788
1,073
16 of which: Retail: other retail
25,318
56,777
25,318
56,777
34,066
17 Equity exposures
4,778
4,778
2,867
18 Other
57,204
57,204
34,323
19 Total
195,209
316,397
257,192
378,379
227,028
30.6.25
1
Central governments, central banks and
supranational organizations
7,077
3,823
7,077
3,823
2,294
2
of which: Central governments, central banks and
supranational organizations (F-IRB)
3
of which: Central governments, central banks and
supranational organizations (A-IRB)
7,077
3,823
7,077
3,823
2,294
4 Banks
5,669
6,285
5,669
6,285
3,771
5
Public sector entities and multilateral development
banks
1,506
3,174
1,506
3,174
1,905
6 Corporates: specialized lending
31,857
48,060
31,857
48,060
28,836
7
of which: Corporates: specialized lending under the
supervisory slotting approach
1,638
1,599
1,638
1,599
960
8 of which: Corporates: specialized lending (F-IRB)
9 of which: Corporates: specialized lending (A-IRB)
30,219
46,460
30,219
46,460
27,876
10 Corporates: other lending
58,270
90,111
58,270
90,111
54,066
11 of which: Corporates: other lending (F-IRB)
31,424
55,774
31,424
55,774
33,465
12 of which: Corporates: other lending (A-IRB)
26,846
34,336
26,846
34,336
20,602
13 Retail
92,561
170,831
92,561
170,831
102,499
14 of which: Retail: exposures secured by real estate
61,428
107,166
61,428
107,166
64,300
15
of which: Retail: qualifying revolving retail
exposures (QRRE)
1,974
2,577
1,974
2,577
1,546
16 of which: Retail: other retail
29,160
61,088
29,160
61,088
36,653
17 Equity exposures
3,852
3,852
2,311
18 Other
57,317
57,317
34,390
19 Total
196,941
322,284
258,111
383,454
230,072
1 Although the output floor is
applied to total RWA, the output floor
disclosed in the CMS2 table reflects only
RWA attributable to credit risk exposures. Refer to the
“CMS1: Comparison of modelled and standardized
RWA at risk level” table in this section for information about non-credit risk exposures.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Linkage between financial statements and regulatory exposures

Linkage between financial statements and regulatory
exposures
Annual |
This section provides
information about the
differences between
our regulatory exposures
and carrying amounts
presented
in
our
financial
statements
prepared
in
accordance
with
IFRS
Accounting
Standards.
Assets
and
liabilities
presented in
our IFRS
Accounting Standards
financial statements
may be
subject to
more than
one risk
framework, as
explained further below.
LIA: Explanation of the differences between the IFRS Accounting Standards and regulatory scopes of consolidation
The
scope
of
consolidation
for
the
purpose
of
calculating
Group
regulatory
capital
is
generally
the
same
as
the
consolidation scope under
IFRS Accounting Standards
and includes subsidiaries
that are
directly or
indirectly controlled
by
UBS Group AG
and
are
active
in
banking
and
finance.
However,
subsidiaries
consolidated
under
IFRS
Accounting
Standards
whose
business
is
outside
of
banking
and
finance
are
generally
excluded
from
the
regulatory
scope
of
consolidation.
Subject
to
the
regulatory
auditor’s
consent,
a
subsidiary
fully
consolidated
under
IFRS
Accounting
Standards
may
be
proportionately
consolidated
under
the
regulatory
scope
of
consolidation
on
an
exceptional
basis
provided
that
(i) the
bank’s
obligation
to
support
the
company
subject to
consolidation
is
limited
to
the
bank’s
own
holding
quota
and
(ii) the
remaining
shareholders
or
partners
are
required
to
provide
support
in
proportion
to
their
holding
quota
and
are
legally
and
financially
able
to
fulfill
their
obligations.
The
key
difference
between
the
IFRS
Accounting
Standards
and
regulatory
scopes
of
consolidation
as
of
31 December
2025
relates
to
investments
in
insurance,
real
estate
and
commercial
companies,
as
well
as
investment
vehicles,
that
are
consolidated
under
IFRS
Accounting Standards
but may
be either
proportionately consolidated
or not
consolidated for
regulatory capital
purposes,
in which case they are subject to risk weighting.
As of 31 December 2025, UBS Asset Management Life Ltd (total assets on a standalone basis as of 31 December 2025:
USD 21,036m; total
equity on
a standalone
basis as
of 31 December
2025: USD 33m)
was the
most significant
entity
included in the IFRS Accounting Standards scope
of consolidation but not in the
regulatory scope of consolidation. This
life insurance entity accounts for most of the difference between the “Carrying values as reported in published financial statements” and the
“Carrying values under
the scope of
regulatory consolidation” columns
in the LI1
table below, as
well
as
between
the
“Balance
sheet
in
accordance
with
IFRS
Accounting
Standards
scope
of
consolidation”
and
the
“Balance sheet in
accordance with regulatory
scope of consolidation”
columns in the
“CC2: Reconciliation of
accounting
balance
sheet
to
balance
sheet
under
the
regulatory
scope
of
consolidation” table
in
the
“Going
and
gone
concern
requirements and eligible
capital“ section of
this report. The
difference is mainly related
to financial assets
at fair value
not held for trading and other financial liabilities designated at fair value. Further differences are mainly related to other entities that
are not
active in
banking and
finance and
are, therefore,
generally not
consolidated under
the regulatory
scope of
consolidation. As
of 31 December
2025, entities
consolidated under
either IFRS
Accounting Standards or
the
regulatory scope of consolidation did not report any significant capital deficiencies.
In the banking
book, certain equity
investments are not consolidated
under either IFRS
Accounting Standards or under
the regulatory scope. As of
31 December 2025, these investments
mainly consisted of infrastructure holdings
and joint
operations
(e.g.
settlement
and
clearing
institutions,
and
stock
and
financial
futures
exchanges)
and
included
our
participation in SIX Group. These investments are risk weighted based on applicable threshold rules.
More information about the legal structure of the UBS
Group and the IFRS Accounting Standards scope of
consolidation
is provided in
the “Our evolution”
section and in
“Note 1 Summary
of material
accounting policies”
in the “Consolidated
financial statements” section,
respectively, of the
UBS Group Annual
Report 2025, available
under “Annual reporting”
at ubs.com/investors .
▲

31 December 2025 Pillar 3 Report |
UBS Group | Linkage between financial statements and regulatory exposures

Fair value measurement
Annual |
The table
below refers to
additional information about
fair value
measurement that is
provided separately in
the
UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors
.
›
Refer to “Prudent valuation adjustments” in the “Going and gone concern requirements and eligible capital”
section of this report
for information about prudent valuation adjustments to common equity tier 1 capital
LIA: Fair value measurement
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual
Report 2025 page
number
Valuation methodologies applied,
including mark-to-market and
mark-to-model methodologies in
use
Consolidated financial statements – Note 20 a) Valuation principles
– Note 20 c) Fair value hierarchy
– Note 20 e) Level 3 instruments: valuation techniques and
inputs
316
317–321
323–325
Description of the independent
price verification process
Consolidated financial statements
–
Note 20 b) Valuation governance 316
Procedures for valuation
adjustments or reserves for valuing
trading positions by type of
instrument
Consolidated financial statements
–
Note 20 d) Valuation adjustments and other items 322–323
▲
Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
Annual |
The LI1
table below
provides the
differences between
accounting and
regulatory scopes
of consolidation
and a
breakdown of the
IFRS Accounting Standards
balance sheet categories
into the risk
types used to
calculate our regulatory
capital requirements. Cash collateral receivables and payables on derivative instruments, derivative financial instruments
and
financial assets
at fair
value not
held for
trading are
subject to
capital
requirements under
both
market risk
and
counterparty
credit
risk
frameworks.
In
addition,
other
financial
assets
measured
at
amortized
cost,
financial
assets
measured at
fair value
through profit
or loss
and financial
assets measured
at fair
value through
other comprehensive
income include securities
that have been
pledged as collateral.
These securities are
also considered in
the counterparty
credit risk framework,
as collateral pledged
is subject to
counterparty credit risk.
Carrying values subject
to the market
risk framework do not include foreign exchange risk on banking book positions.
›
Refer to “LIA: Explanation of the differences between the IFRS Accounting Standards and regulatory scopes of consolidation” in
this section for information about the differences between the accounting and regulatory scopes of consolidation

31 December 2025 Pillar 3 Report |
UBS Group | Linkage between financial statements and regulatory exposures

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
31.12.25
Carrying values
as reported in
published
financial
statements
Carrying values
under scope of
regulatory
consolidation Carrying values of items:
USD m
Subject to
credit risk
framework
1
Subject to
counterparty
credit risk
framework
2
Subject to
securitization
framework
3
Subject to
market risk
framework
Not subject to
capital
requirements
or subject to
deduction
from capital
Assets
Cash and balances at central banks
209,858
209,858
209,858
Amounts due from banks
19,649
19,562
19,435
128
4
0
Receivables from securities financing transactions measured
at amortized cost
83,656
83,636
79,117
4,519
Cash collateral receivables on derivative instruments
41,552
41,552
41,552
980
Loans and advances to customers
653,846
654,920
640,392
2,993
4
11,535
Other financial assets measured at amortized cost
71,897
72,075
69,090
12,457
5
1,842
Total financial assets measured at amortized cost
1,080,458
1,081,602
938,775
136,247
17,895
980
0
Financial assets at fair value held for trading
174,699
174,701
4,381
6
44,627
5
67
170,253
of which: assets pledged as collateral that may be sold or
repledged by counterparties
44,627
44,627
163
44,627
44,465
Derivative financial instruments
147,778
147,786
0
147,786
138,687
Brokerage receivables
35,579
35,579
4,900
30,679
Financial assets at fair value not held for trading
7
107,575
86,643
56,951
26,437
5,8
378
31,527
Total financial assets measured at fair value through profit or loss
465,631
444,708
66,233
249,528
444
340,467
0
Financial assets measured at fair value through other
comprehensive income
13,868
13,803
13,803
43
Investments in associates
2,332
2,849
2,849
0
Property, equipment and software
16,057
15,854
15,854
Goodwill and intangible assets
6,948
6,899
3
6,896
Deferred tax assets
11,525
11,509
9
7,007
4,502
Other non-financial assets
20,609
19,876
5,885
0
0
12,996
995
Total assets
1,617,427
1,597,100
1,050,410
385,819
18,340
354,443
12,393
Liabilities
Amounts due to banks
24,434
24,465
24,465
Payables from securities financing transactions measured at
amortized cost
16,225
16,225
16,225
Cash collateral payables on derivative instruments
34,222
34,222
34,222
671
Customer deposits
788,367
789,073
789,073
Debt issued measured at amortized cost
214,706
214,706
214,706
Other financial liabilities measured at amortized cost
15,862
16,087
16,087
Total financial liabilities measured at amortized cost
1,093,816
1,094,779
50,447
671
1,044,332
Financial liabilities at fair value held for trading
53,700
53,700
53,700
Derivative financial instruments
156,243
156,249
0
156,222
146,616
27
10
Brokerage payables designated at fair value
62,202
62,202
45,566
16,636
Debt issued designated at fair value
113,794
113,796
105,953
7,843
Other financial liabilities designated at fair value
28,184
7,132
0
4,755
7,130
3
Total financial liabilities measured at fair value through
profit or loss
414,123
393,079
0
206,544
313,399
24,509
Provisions and contingent liabilities
5,035
4,558
0
4,558
Other non-financial liabilities
13,970
13,985
308
13,677
Total liabilities
1,526,944
1,506,401
308
256,991
314,070
1,087,076
1 Includes non-counterparty
-related risk,
equity investments
in funds
and equity
positions in
the banking
book which
are excluded
from the
CR1, CR2,
CR3 and
CRB credit
risk tables
in section
5 of this
report.
2 Includes settlement risk, which is
not included in section 5
of this report.
3 This column only consists
of securitization positions in the
banking book. Trading
book securitizations are included in
the “Subject to
market risk
framework” column.
4 Consists of margin
loans, which
are subject to
counterparty credit risk.
5 Consists of default
fund contributions and
assets pledged as
collateral, which are
both subject to
counterparty credit risk.
6 Includes trading portfolio assets in the banking
book and traded loans.
7 Funded collar trades without rehypothecation rights are treated as non-credit-bearing exposures and are excluded
from the “Subject to credit risk framework” column.
8 Includes securities financing transactions (SFTs), as well as other exposures subject to the counterparty credit risk framework.
9 Net of deferred tax liabilities,
which are offset
against prudential filters
(e.g. goodwill
and intangibles,
as well as
cash flow hedges)
in the regulatory
capital calculation.
10 Relates to the
carrying values of
derivative loan commitments
and
forward starting SFTs that are measured at fair value. The
replacement values on these products represent a small fraction of the commitment amounts considered for RWA calculations.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Linkage between financial statements and regulatory exposures

Regulatory exposures
Annual |
The LI2 table below illustrates the
key differences between regulatory exposure amounts and
accounting carrying
amounts under
the regulatory
scope of
consolidation. In
addition to
the accounting
carrying amounts,
the regulatory
exposure amounts include:
– off-balance sheet amounts not related to derivatives and securities financing transactions (row 4);
– potential future exposure for derivatives, offset by eligible financial collateral deductions (row 6);
– effects from the model calculation of effective expected positive exposure applied to derivatives (row 6);
–
any collateral mitigation
through the application
of the close-out
period approach or
the comprehensive measurement
approach (row 7); and
– effects of collateral mitigation in the banking book (row 8).
The regulatory exposure amount
excludes prudential filters (row
5), consisting of items
subject to deduction from
capital,
which are not risk weighted.
LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements
(under the regulatory scope of consolidation)
31.12.25 Total Items subject to:
USD m
Credit risk
framework
Counterparty
credit risk
framework
Securitization
framework
Market risk
framework
1 Asset carrying value amount under scope of regulatory consolidation (as per template LI1)
1,597,100
1,050,410
385,819
18,340
354,443
2 Liabilities carrying value amount under scope of regulatory consolidation
419,325
308
256,991
314,070
3 Total net amount under regulatory scope of consolidation
1,177,775
1,050,101
128,828
18,340
40,374
4 Off-balance sheet amounts (post-CCF; e.g. guarantees, commitments)
115,704
108,997
6,707
5 Differences due to prudential filters
(12,393)
6 Derivatives: PFE and collateral mitigation (including off-balance sheet exposures)
120,362
120,362
7 SFTs: Collateral mitigation (including off-balance sheet exposures)
(89,373)
(89,373)
8 Other differences including collateral mitigation in the banking book
22,760
1
(7,701)
(1,427)
9 Exposure amounts considered for regulatory purposes
1,334,835
1,151,397
159,817
2
23,620
3
1 Mainly includes exposures subject to more than one risk framework in the LI1 table and net balances under market risk framewo
rk.
2 Counterparty credit risk exposures include client-cleared exposures, whereas
such agency exposures
are not reported
in the financial
statements.
3 Exposure amounts
considered for regulatory
purposes are generally
not applicable under
the market
risk framework, with
the exception of
securitization exposures in the trading book.
▲
Credit risk
Introduction
Semi-annual
|
The
parameters
applied
under
the
internal
ratings-based
(IRB)
approach
are
generally
based
on
the
same
methodologies,
data
and
systems
we
use
for
internal
credit
risk
quantification,
except
where
certain
treatments
are
specified
by
regulatory
requirements.
These
include,
for
example,
the
application
of
regulatory
prescribed
floors
and
multipliers, and
differences with
respect to
eligibility criteria
and exposure
definitions. The
exposure information
presented
in this
section may
thus
differ from
our
internal management
view
disclosed in
the
“Risk management
and control”
sections of the
quarterly and annual
reports. Similarly, the
regulatory capital prescribed
measure of credit
risk exposure
also differs from how it is defined under IFRS Accounting Standards.
Credit risk exposure categories
The definitions
of the
Pillar 3 credit
risk exposure
categories “Loans”
and “Debt
securities” below
as specified
by the
Swiss Financial Market
Supervisory Authority (FINMA),
which are
referred to
in the “CR1:
Credit quality
of assets” and
“CR3: Credit risk
mitigation techniques
– overview” tables
in this section,
provide a link
to the IFRS
Accounting Standards
balance sheet structure.

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

The Pillar 3 category “Loans” consists of financial instruments held with the intent to collect their contractual payments
and
includes
the
following
IFRS
Accounting
Standards
balances
to
the
extent
that
they
are
subject
to
the
credit
risk
framework:
–
Cash and balances at central banks
;
–
Amounts due from banks
;
–
Loans and advances to customers
;
–
Other financial assets measured
at amortized cost
, excluding money market
instruments, checks and bills, and
other
debt instruments;
– traded loans in the banking book that are included within
Financial assets at fair value held for trading
;
–
Brokerage receivables
;
– loans including structured loans that are included within Financial assets at fair value not held for trading ; and
– Other non-financial assets .
The Pillar 3 category “Debt
securities” includes the following
IFRS Accounting Standards balances
to the extent that
they
are subject to the credit risk framework:
–
money market
instruments, checks
and bills, and
other debt instruments
that are included
within
Other financial
assets
measured at amortized cost ;
– Financial assets at fair value held for trading , excluding traded loans;
– Financial assets at fair value not held for trading , excluding loans; and
– Financial assets measured at fair value through other comprehensive income .
▲
General information about credit risk
Annual |
The table below presents an overview of Pillar 3 disclosures that are provided separately in the UBS Group
Annual
Report 2025, available under “Annual reporting” at ubs.com/investors .
CRA: General qualitative information about credit risk
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual
Report 2025 page
number
Translation of the business model
into the components of the bank’s
credit risk profile
Risk management and control – Risk identification
– Risk categories
– Key risks by business division and Group functions
– Main sources of credit risk
– Credit risk profile of the Group
89
90–91
92
99
99
Consolidated financial statements – Note 19 d) Maximum exposure to credit risk 309–310
Criteria and approach used for
defining credit risk management
policy and for setting credit risk
limits
Risk management and control – Risk governance
– Risk appetite framework
– Risk measurement
– Credit risk
–
Overview of measurement, monitoring and
management techniques
92–94
94–96
96–98
99
Structure and organization of the
credit risk management and control
function
Risk management and control – Risk governance 92–94
Interaction between the credit risk
management, risk control,
compliance, and internal audit
functions
Risk management and control – Risk governance
– Risk appetite framework
92–94
94–96
Scope and content of the reporting
on credit risk exposure to executive
management and to the Board of
Directors
Risk management and control – Risk governance
–
Internal risk reporting
– Risk appetite framework
– Credit risk profile of the Group
92–94
94
94–96
99
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Credit quality of assets
Semi-annual |
The
CR1
table
below
provides
a
breakdown
of
defaulted and
non-defaulted
loans,
debt
securities
and
off-
balance sheet
exposures.
The table
also includes
a breakdown
of expected
credit
loss (ECL)
accounting provisions
on
exposures subject to the standardized approach and the IRB approach.
Compared with
30 June 2025,
the net
carrying amount
of loans
decreased by
USD 17.9bn to
USD 896.2bn, primarily
driven by a decrease in cash and balances at
central banks, partly offset by an increase in lending
assets mainly in Global
Wealth Management and the Investment Bank.
The net
carrying amount
of debt
securities increased
by USD 6.8bn
to USD 122.5bn,
primarily driven
by purchases
of
high-quality liquid asset (HQLA) portfolio securities.
The net carrying
amount of off-balance
sheet exposures increased
by USD 4.2bn to
USD 101.1bn, mainly driven
by an
increase in loan commitments.
›
Refer to the “CR3: Credit risk mitigation techniques – overview” table in this section for more information about the net value
movements related to Loans and Debt securities shown in the table below
›
Refer to “Credit risk” in the “Risk management and control” section of the UBS
Group Annual Report 2025, available under
”Annual reporting” at ubs.com/investors
, for more information about the definitions of default and credit impairment and to
“Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities
CR1: Credit quality of assets
Gross carrying amounts of:
Allowances /
impairments
2
Of which: ECL accounting provisions
for credit losses on SA exposures
Of which: ECL
accounting
provisions for
credit losses on
IRB exposures Net values USD m
Defaulted
exposures
1
Non-defaulted
exposures
Allocated in
regulatory
category of
Specific
3
Allocated in
regulatory
category of
General
3
31.12.25
1 Loans
4
7,168
891,719
(2,676)
(128)
(50)
(2,497)
896,211
2 Debt securities
0
122,520
(8)
0
(8)
0
122,512
3 Off-balance sheet exposures
5
308
100,995
(243)
(3)
(4)
(236)
101,060
4 Total
7,476
1,115,234
(2,927)
(131)
(62)
(2,734)
1,119,783
30.6.25
1 Loans
4
6,463
910,064
(2,432)
(281)
(49)
(2,102)
914,095
2 Debt securities
12
115,749
(4)
0
(4)
0
115,757
3 Off-balance sheet exposures
5
346
96,771
(272)
(26)
(134)
(112)
96,845
4 Total
6,820
1,122,584
(2,708)
(307)
(187)
(2,214)
1,126,697
31.12.24
1 Loans
4
5,962
832,251
(2,095)
(104)
(40)
(1,950)
836,119
2 Debt securities
48
88,600
(4)
(4)
88,644
3 Off-balance sheet exposures
5
329
90,663
(250)
(2)
(4)
(244)
90,743
4 Total
6,339
1,011,515
(2,349)
(107)
(49)
(2,194)
1,015,505
1 Defaulted exposures
include stage 3
and defaulted purchased
credit-impaired (PCI)
assets under IFRS
9. Refer to
“Note 9 Financial
assets at amortized
cost and other
positions in scope
of expected credit
loss
measurement” in the “Consolidated financial statements”
section of the UBS Group Annual Report
2025, available under "Annual reporting" at
ubs.com/investors, for more information
about IFRS 9.
2 Expected
credit loss
(ECL) allowances
and provisions
amounted to
USD 3,058m
as of
31 December 2025,
as disclosed
in “Note
9 Financial
assets at
amortized cost
and other
positions in
scope of
expected credit
loss
measurement” in the “Consolidated financial statements”
section of the UBS Group
Annual Report 2025, available under "Annual reporting"
at ubs.com/investors. This Pillar 3 table excludes ECL toward securitization exposures, revocable off-balance sheet exposures, ECL on irrevocable committed prolongation of loans that do not give rise to additional credit exposures and exposures subject to counterparty credit risk.
3 Specific
provisions include stage 3 ECL allowances and additional ECL allowances on defaulted PCI assets. General provisions include stage 1 and 2 ECL allowances and additional ECL allowances on non-defaulted PCI assets.
4 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities.
5 Off-balance sheet
exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.
▲
Semi-annual
|
The
CR2
table
below
presents
changes
in
stock
of
defaulted
loans,
debt
securities
and
off-balance
sheet
exposures for the second half of 2025. The total amount of defaulted loans and debt securities increased by USD 0.7bn to USD 7.5bn compared with 30 June 2025.
CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD m
For the half year
ended 31.12.25
1
For the half year
ended 30.6.25
1
1 Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year
6,820
6,339
2 Loans, debt securities and off-balance sheet exposures that have defaulted since the last reporting period
1,631
1,214
3 Returned to non-defaulted status
(401)
(210)
4 Amounts written off
(237)
(136)
5 Other changes
2
(337)
(387)
6 Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year
7,476
6,820
1 Off-balance sheet
exposures include
unutilized credit
facilities, guarantees
provided and forward
starting loan commitments
but exclude
prolongations of loans
that do not
increase the initially
committed loan
amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract
RWA.
2 Includes primarily partial or full repayments, as well as currency effects.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Credit risk exposures
Amounts shown
in the
following tables
relate to
on-balance sheet
IFRS Accounting
Standards carrying
amounts, as
well as
off-balance sheet
items according
to the
regulatory
scope of consolidation that give rise to credit risk exposure under the Basel III framework.
Compared
with
31 December
2024,
credit
risk
exposure
increased by
USD 104.3bn
to
USD 1,119.8bn, mainly
reflecting
the
weakening
of
the
US
dollar
against
other
major
currencies and increases in HQLA portfolio securities, net new loans and loan commitments.
›
Refer to “Credit risk” in the “Risk management and control” section of the UBS Group
Annual Report 2025, available under ”Annual reporting” at
ubs.com/investors , for more information
Annual |
The table below provides a breakdown of our credit risk exposures by industry.
CRB: Breakdown of exposures by industry
1
USD m
Central
banks Banks
Construc-
tion
Electricity,
gas, water
supply
Financial
services
Hotels and
restaurants
Manufac-
turing
2
Mining
Private
households
Public
authorities
Real estate
and rentals
Retail and
wholesale
3
Services Other
4
Total carrying
amount
31.12.25
Loans
5
209,052
20,717
5,045
1,170
102,678
2,838
9,492
406
433,948
4,448
48,011
13,473
26,454
18,478
896,211
Debt securities
9,012
20,996
54
585
18,726
1
10
2
0
63,257
3
3
4,696
5,166
122,512
Off-balance sheet exposures
6
0
3,685
1,807
2,503
25,918
296
15,549
848
6,793
2,026
2,579
16,727
13,972
8,355
101,060
Total
218,064
45,399
6,907
4,259
147,323
3,134
25,051
1,256
440,741
69,732
50,594
30,203
45,122
31,999
1,119,783
31.12.24
Loans
5
222,403
21,857
3,925
725
93,550
2,849
10,895
625
378,177
4,344
41,766
11,350
22,880
20,771
836,119
Debt securities
5,697
19,012
1,105
16,576
32
42,167
35
3,508
511
88,644
Off-balance sheet exposures
6
3,546
2,093
2,470
24,963
313
19,446
1,007
4,448
2,591
1,411
10,734
9,472
8,248
90,743
Total
228,101
44,414
6,019
4,301
135,088
3,163
30,373
1,633
382,625
49,102
43,212
22,084
35,859
29,530
1,015,505
1 The classification of each industry is
based on the Global Industry Classification Standard (GICS).
2 Includes the chemicals industry.
3 Includes the food and beverages industry.
4 Consists of transport, storage,
communications and other.
5 Loan exposure is reported in line with the Pillar
3 definition. Refer to
“Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities.
6 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially
committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.
▲
Annual |
The table below provides a breakdown of our credit risk exposures by geographical area. The geographical distribution is based on the legal domicile of the counterparty or issuer.
CRB: Breakdown of exposures by geographical area
USD m Switzerland Americas Asia Pacific EMEA Total carrying amount
31.12.25
Loans
1
521,578
205,532
70,100
99,002
896,211
Debt securities
12,024
65,723
13,139
31,626
122,512
Off-balance sheet exposures
2
36,554
35,915
7,167
21,424
101,060
Total
570,156
307,169
90,406
152,051
1,119,783
31.12.24
Loans
1
445,088
211,027
62,970
117,034
836,119
Debt securities
6,754
44,569
13,188
24,133
88,644
Off-balance sheet exposures
2
31,274
30,893
6,325
22,251
90,743
Total
483,116
286,489
82,484
163,418
1,015,505
1 Loan exposure is reported in line with
the Pillar 3 definition. Refer to “Credit risk
exposure categories” in this section for more information
about the classification of Loans and Debt securities.
2 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments
but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Annual
|
The
table
below
provides
a
breakdown
of
our
credit
risk
exposure
by
residual
contractual
maturity
as
of
the
reporting date. The residual contractual maturity of assets includes the effect of callable features.
CRB: Breakdown of exposures by residual maturity
USD m
Due in
1 year or less
Due between
1 year and 5 years
Due over
5 years
Total carrying
amount
31.12.25
Loans
1
520,684
261,284
114,243
896,211
Debt securities
26,199
63,221
33,092
122,512
Off-balance sheet exposures
2
37,592
52,828
10,640
101,060
Total
584,475
377,333
157,974
1,119,783
31.12.24
Loans
1
500,273
229,206
106,640
836,119
Debt securities
24,091
43,497
21,056
88,644
Off-balance sheet exposures
2
38,328
43,625
8,790
90,743
Total
562,692
316,328
136,486
1,015,505
1 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities.
2 Off-balance sheet
exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.
▲
Past due, non-performing and credit-impaired exposures
Annual |
The table below
refers to
information about credit
policies for distressed
assets that is
provided separately in
the
UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors .
CRB: Policies for past due, non-performing and credit-impaired claims
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section
Disclosure
UBS Group Annual
Report 2025 page
number
Policies for past due, non-perfor-
ming and credit-impaired claims
Risk management and control – Credit risk: Non-performing
– Credit risk: Default and credit-impaired
109
109–110
▲
Annual |
The table below provides a breakdown of our credit-impaired exposures by industry. The amounts shown are IFRS
Accounting Standards carrying amounts.
CRB: Credit-impaired exposures by industry
1
USD m
Credit-impaired exposures,
gross
Allowances and
provisions for credit-
impaired exposures
Credit-impaired
exposures net of
allowances and
provisions
Write-offs for the
year ended
31.12.25
Central banks
54
(52)
2
0
Banks
0
0
0
(1)
Construction
110
(52)
59
0
Electricity, gas, water supply
9
(2)
7
0
Financial services
2,015
(663)
1,351
(108)
Hotels and restaurants
20
(3)
17
(2)
Manufacturing
2
662
(268)
394
(51)
Mining
77
(6)
71
0
Private households
2,222
(280)
1,942
(118)
Public authorities
26
0
26
0
Real estate and rentals
811
(177)
634
(30)
Retail and wholesale
3
587
(325)
262
(33)
Services
518
(191)
327
(20)
Other
4
420
(35)
385
(11)
Total
7,530
(2,053)
5,477
(374)
31.12.24
Central Banks
23
0
23
0
Banks
2
0
2
0
Construction
210
(46)
164
(2)
Electricity, gas, water supply
70
0
70
0
Financial services
1,148
(304)
844
0
Hotels and restaurants
273
(18)
256
0
Manufacturing
2
522
(171)
351
(34)
Mining
43
(6)
37
0
Private households
1,745
(268)
1,477
(235)
Public authorities
33
(6)
27
0
Real estate and rentals
726
(91)
635
(4)
Retail and wholesale
3
622
(227)
395
(46)
Services
413
(96)
317
(8)
Other
4
530
(252)
277
(19)
Total
6,362
(1,511)
4,852
(348)
1 The classification of each industry is based on the Global Industry Classification (GIC) standard.
2 Includes the chemicals industry.
3 Includes the food and beverages industry.
4 Consists of transport, storage,
communications and other.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Annual |
The table below provides
a breakdown of
our credit-impaired exposures
by geographical area.
The amounts shown
are
IFRS
Accounting Standards
carrying amounts.
The
geographical distribution
is based
on
the
legal
domicile of
the
counterparty or issuer.
CRB: Credit-impaired exposures by geographical area
USD m
Credit-impaired exposures,
gross
Allowances and provisions for
credit-impaired exposures
Credit-impaired exposures net
of allowances and provisions Write-offs for the year ended
31.12.25
Switzerland
4,211
(1,236)
2,975
(163)
Americas
1,144
(282)
862
(89)
Asia Pacific
1,043
(173)
870
(112)
EMEA
1,132
(361)
770
(10)
Total
7,530
(2,053)
5,477
(374)
31.12.24
Switzerland
3,784
(901)
2,724
(235)
Americas
781
(117)
664
(63)
Asia Pacific
879
(198)
681
(16)
EMEA
919
(295)
624
(34)
Total
6,362
(1,511)
4,852
(348)
▲
Annual |
The table
below provides
a breakdown
of total
loan balances
where payments
have been
missed. The
past due
amounts increased
to USD 3.0bn,
compared with
USD 2.2bn in
2024, primarily
driven by
migration of
positions from
legacy Credit Suisse.
CRB: Past due exposures
USD m 31.12.25 31.12.24
1
1–30 days
417
557
31–60 days
236
108
61–90 days
125
60
>90 days
2,223
1,473
Total
3,001
2,198
1 For legacy Credit Suisse components excluding stage 3 exposures.
▲
Restructured exposures
Annual |
The table
below refers
to additional
information about
restructured exposures
that is
provided separately
in the
UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors .
CRB: Definition of restructured exposures
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section
Disclosure
UBS Group Annual
Report 2025 page
number
Definition of restructured exposures Risk management and control – Credit risk: Forbearance (credit restructuring) 110
▲
Annual |
The
table
below provides
a
breakdown
of
our
restructured
exposures
between
credit-impaired
and non-credit-
impaired as of 31 December 2025.
The exposures decreased to USD 2.7bn, compared with USD 3.0bn in 2024.
CRB: Breakdown of restructured exposures between credit-impaired and non-credit
-impaired
Credit-impaired Non-credit-impaired Total
USD m 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24
Restructured exposures
2,669
3,033
3
1
2,672
3,034
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Credit risk mitigation
Annual |
The table below presents an overview of Pillar 3 disclosures that are provided separately in the UBS Group Annual
Report 2025, available under “Annual reporting” at ubs.com/investors .
CRC: Qualitative disclosure requirements related to credit risk mitigation techniques
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual
Report 2025 page
number
Core features of policies and
processes for, and an indication of
the extent to which the bank makes
use of, on- and off-balance sheet
netting
Risk management and control – Traded products 103–104
Consolidated financial statements – Note 1 a) item 2) i. Offsetting
– Note 10 Derivative instruments
– Note 21 Offsetting financial assets and financial liabilities
271
289–290
330–331
Core features of policies and
processes for collateral evaluation
and management
Risk management and control – Credit risk mitigation 104–106
Information about market or credit
risk concentrations under the credit
risk mitigation instruments used
Risk management and control – Risk concentrations
– Credit risk mitigation
98
104–106
Consolidated financial statements – Note 10 Derivative instruments
– Note 19 d) Maximum exposure to credit risk
– Note 20 h) Maximum exposure to credit risk for financial
instruments measured at fair value
– Note 21 Offsetting financial assets and financial liabilities
289–290
309–310
328
330–331
▲
Additional
information
about
counterparty
credit
risk
mitigation
(CRM)
is
provided
in
the
“Counterparty
credit
risk”
section of this report.
Semi-annual |
The CR3
table below
provides a
breakdown of
loans and
debt securities
into unsecured
and partially
or fully
secured exposures, with additional information about the security type.
Compared
with
30 June
2025,
the
carrying
amount
of
unsecured
loans
decreased
by
USD 32.1bn
to
USD 271.8bn,
primarily driven by decreases in cash and balances at central banks and loans in Personal & Corporate Banking.
The
carrying
amount
of
partially
or
fully
secured
loans
increased
by
USD 14.2bn
to
USD 624.5bn,
mainly
due
to
an
increase in lending assets in Global Wealth Management.
The carrying amount of unsecured debt securities increased
by USD 7.1bn to USD 121.9bn, primarily driven by increases
in HQLA portfolio securities.

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR3: Credit risk mitigation techniques – overview
1
Secured portion of exposures partially or fully secured:
USD m
Exposures fully
unsecured: carrying
amount
Exposures partially
or fully secured:
carrying amount
Total: carrying
amount
Exposures secured
by collateral
Exposures secured
by financial
guarantees
Exposures secured
by credit derivatives
31.12.25
1 Loans
2
271,756
624,455
896,211
605,131
4,799
0
1a of which: cash and balances at central
banks
209,010
0
209,010
0
0
0
2 Debt securities
121,935
577
122,512
0
0
0
3 Total
393,691
625,032
1,018,723
605,131
3
4,799
0
4 of which: defaulted
4
304
4,910
5,215
4,089
221
0
30.6.25
1 Loans
2
303,807
610,288
914,095
587,778
5,214
0
1a of which: cash and balances at central
banks
235,346
0
235,346
0
0
0
2 Debt securities
114,839
918
115,757
19
0
0
3 Total
418,645
611,206
1,029,852
587,797
3
5,214
0
4 of which: defaulted
4
277
4,384
4,661
2,534
148
0
31.12.24
1 Loans
2
282,902
553,216
836,119
507,544
7,642
9
1a of which: cash and balances at central
banks
222,422
0
222,422
0
0
0
2 Debt securities
87,656
988
88,644
19
0
0
3 Total
370,559
554,204
924,763
507,563
7,642
9
4 of which: defaulted
4
440
4,063
4,503
2,699
268
0
1 Exposures in this table represent carrying amounts
in accordance with the regulatory scope of
consolidation.
2 Loan exposure is reported in line with the
Pillar 3 definition. Refer to “Credit risk exposure
categories”
in this section for more information about the classification of Loans and Debt securities.
3 Eligible financial collateral under the IRB approach is recognized in the LGD parameter. The exposure secured by collateral
for IRB represents the collateral amounts received prior to any haircuts but subject to the maximum of the exposure carrying value.
4 Includes purchased credit-impaired assets when subject to default.
▲
Credit risk under the standardized approach
Introduction
Annual |
The standardized
approach is
generally applied
where using
the IRB
approach is
not feasible.
Under the
standardized
approach we use, where possible,
credit ratings from external
credit assessment institutions (ECAIs)
to determine the risk
weightings applied
to
rated counterparties.
We
use three
FINMA-recognized ECAIs
to
determine the
risk weights
for
certain counterparties according to the FINMA-defined asset classes: S&P,
Moody’s Investors Service and Fitch Ratings.
The mapping of external ratings to the standardized
approach risk weights is determined by FINMA and published
on its
website. There were no changes in the ECAIs used compared with 31 December 2024.
Debt instruments
are risk
weighted in
accordance with
the specific
issue ratings
available. If
there is
no specific
issue
rating
published
by
an
ECAI,
the
issuer
rating
is
applied
to
the
senior
unsecured
claims
of
that
issuer
subject
to
the
conditions prescribed by FINMA. For the Retail, Equity and Other assets asset classes, we apply the regulatory prescribed risk weights independent of an external credit rating.
CRD: Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk
31.12.25
External ratings used
Asset classes Moody’s S&P Fitch
1 Central governments, central banks and supranational organizations
● ● ●
2 Banks
● ● ●
3 Public-sector entities
● ● ●
4 Multilateral development banks
● ● ●
5 Corporates
● ● ●
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Credit risk exposure and CRM effects
Semi-annual
|
The
CR4
table
below
illustrates
the
credit
risk
exposure
and
effect
of
CRM
on
the
calculation
of
capital
requirements under the standardized approach.
With the adoption
of the final
Basel III standards on
1 January 2025, including
the FINMA Ordinance
on the Disclosure
Obligations
of
Banks
and
Securities
Firms
(the
DisO-FINMA),
new
standardized
asset
classes
have
been
introduced.
Consequently, this semi-annually disclosed table is limited to the 2025 reporting period.
›
Refer to “Amended FINMA-defined asset classes” in the “Introduction and basis for preparation”
section of the 30 June 2025
Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the amended definition of asset classes as a result of the implementation of the final Basel III standards in
Switzerland
›
Refer to the 31 December 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about previously published CR4 disclosures
As of
31 December 2025,
the asset
class with
the largest
exposure, after
applying credit
conversion factors
(CCF) and
CRM, was the Corporates asset
class, mainly through loans and
loan commitments within Global Wealth
Management
and
Personal
&
Corporate
Banking,
as
well
as
debt
securities
managed
by
Group
Treasury.
Additionally,
there
are
significant exposures
in the
Central governments,
central banks
and supranational
organizations asset
class, primarily
consisting of cash
and balances at
central banks. Exposures
to the Banks
and Public sector
entities asset classes
largely
consist
of
holdings
of
debt
securities.
Exposures
in
Other
assets
primarily
include
non-counterparty-related
items,
including property, equipment, and software.
Compared
with
30 June
2025,
on-balance
sheet
exposures
before
CCF
and
CRM
decreased
by
USD 7.9bn,
and
on-
balance sheet exposures post-CCF and post-CRM decreased by USD 7.1bn.
In addition, RWA increased by USD 0.8bn to
USD 62.0bn.
On-balance
sheet
exposures
before
CCF
and
CRM
in
the
Central
governments,
central
banks
and
supranational
organizations asset class decreased by USD 5.2bn to USD 19.7bn. On-balance sheet exposures post-CCF and post-CRM
decreased by USD 4.9bn to USD 20.0bn, mainly due to
a decrease in cash and balances at central banks.
The increase in
RWA of USD 0.6bn for this asset class was primarily
due to methodology changes following the migration of exposures from Credit Suisse models.
On-balance sheet exposures post-CCF and post-CRM in the Public sector entities asset class decreased by USD 3.1bn to
USD 9.0bn, mainly driven by decreases in HQLA.
RWA in
the Subordinated
debt, equity
exposures and
other capital
instruments asset
class increased
by USD 0.9bn
to
USD 4.8bn, primarily due to an increase in equity holdings in Global Wealth Management.
On-balance sheet
exposures before
CCF and
CRM in
the Retail
asset class
increased by
USD 1.1bn to
USD 6.1bn, and
RWA increased by USD 0.8bn
to USD 6.3bn. On-balance sheet
exposures before CCF and
CRM in the Real
estate asset
class increased by USD 1.3bn to USD 7.7bn, and RWA
increased by USD 0.6bn to USD 2.8bn. These increases across the
Retail and
Real estate
asset classes
were primarily
due to
methodology changes
following the
migration of
exposures
from Credit Suisse
models to the
standardized approach. This
resulted in an
increase in exposures
reported in the
CR4
and CR5 tables below and a corresponding reduction in exposures reported in the CR6 table in this section.

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
Exposures
before CCF and CRM
Exposures
post-CCF and post-CRM RWA and RWA density
USD m, except where indicated
On-balance
sheet
amount
Off-balance
sheet
amount Total
On-balance
sheet
amount
Off-balance
sheet
amount Total RWA
RWA density
in %
31.12.25
Asset classes
1 Central governments, central banks and supranational
organizations
19,735
31
19,766
20,038
34
20,073
1,034
5.2
2 Public sector entities
9,006
2,049
11,055
9,007
493
9,499
2,576
27.1
3 Multilateral development banks
30
30
30
30
4 Banks
18,455
2,593
21,047
18,499
1,018
19,517
6,931
35.5
4a of which: Swiss account-holding securities firms and other non-bank financial institutions subject to equivalent
prudential standards and supervision
426
426
426
426
340
79.8
5 Covered bonds
1
6,391
6,391
6,391
6,391
639
10.0
5a of which: Swiss covered bonds
6,391
6,391
6,391
6,391
639
10.0
6 Corporates
24,160
10,054
34,214
23,139
3,212
26,351
19,780
75.1
6a of which: Swiss non-account-holding securities firms and
other financial institutions not subject to equivalent
prudential standards and supervision
51
51
51
51
51
100.0
6b of which: specialized lending
4
4
1
1
1
100.0
7 Subordinated debt, equity exposures and other capital
instruments
1,858
1,858
1,786
1,786
4,778
267.6
8 Retail
6,053
4,264
10,317
6,002
484
6,486
6,348
97.9
9 Real estate
7,703
657
8,360
7,275
271
7,546
2,801
37.1
9a of which: own-used RRE
5,383
524
5,907
5,056
220
5,276
1,713
32.5
9b of which: IPRRE
2,014
106
2,120
1,918
42
1,960
866
44.2
9c of which: own-used CRE
95
4
99
93
2
95
69
72.3
9d of which: IPCRE
163
18
180
161
6
167
126
75.5
9e of which: land acquisition, development and construction
48
5
53
47
1
48
28
58.0
10 Defaulted exposures
647
17
663
644
5
649
795
122.5
11 Other assets
16,970
178
17,148
16,970
178
17,148
16,301
95.1
12 Total
111,007
19,841
130,849
109,782
5,694
115,475
61,983
53.7
30.6.25
Asset classes
1 Central governments, central banks and supranational
organizations
24,910
35
24,945
24,910
2
24,912
457
1.8
2 Public sector entities
12,126
2,558
14,684
12,127
758
12,885
3,192
24.8
3 Multilateral development banks
3
3
1
1
1
99.7
4 Banks
19,085
2,817
21,901
18,804
1,009
19,813
7,085
35.8
4a of which: Swiss account-holding securities firms and other non-bank financial institutions subject to equivalent
prudential standards and supervision
396
396
396
396
238
60.1
5 Covered bonds
1
6,713
6,713
6,713
6,713
671
10.0
5a of which: Swiss covered bonds
6,713
6,713
6,713
6,713
671
10.0
6 Corporates
24,817
9,858
34,675
23,544
2,963
26,507
20,048
75.6
6a of which: Swiss non-account-holding securities firms and
other financial institutions not subject to equivalent
prudential standards and supervision
594
594
242
242
91
37.8
6b of which: specialized lending
7 Subordinated debt, equity exposures and other capital
instruments
1,463
1,463
1,410
1,410
3,852
273.2
8 Retail
4,983
3,846
8,829
4,945
413
5,358
5,551
103.6
9 Real estate
6,382
201
6,583
5,963
87
6,050
2,222
36.7
9a of which: own-used RRE
4,570
149
4,718
4,255
64
4,319
1,312
30.4
9b of which: IPRRE
1,468
37
1,505
1,366
15
1,381
635
46.0
9c of which: own-used CRE
48
49
47
47
34
71.9
9d of which: IPCRE
276
12
287
275
7
282
224
79.7
9e of which: land acquisition, development and construction
20
4
24
20
1
21
17
80.2
10 Defaulted exposures
824
11
836
822
5
827
1,021
123.5
11 Other assets
17,636
205
17,840
17,636
205
17,840
17,070
95.7
12 Total
118,939
19,533
138,471
116,873
5,442
122,315
61,170
50.0
1 Covered bond exposures reported under the preferential risk weight treatment relate exclusively to Swiss covered bonds issued under the Swiss covered bonds regulation (Pfandbriefgesetz). All other covered bonds are presented in the asset classes based on the issuer counterparty.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Exposures by asset classes and risk weights
Semi-annual |
The CR5
table below
shows credit
risk exposures
under the
standardized approach
by asset
classes and
risk weights
applied. Asset
classes and,
to some
extent, risk
weights changed with the adoption of the
final Basel III standards on 1 January 2025. Consequently, this semi-annually disclosed table is limited to the 2025 reporting period. The
credit risk exposures in the CR5 table are post-CCF and post-CRM credit risk exposures.
›
Refer to “Amended FINMA-defined asset classes” in the “Introduction and basis for preparation”
section of the 30 June 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors
, for more information about the amended definition of asset classes as a result of the implementation of the final Basel III standards in Switzerland
›
Refer to the 31 December 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about previously published CR5 disclosures
CR5: Standardized approach – exposures by asset classes and risk weights – excluding Real estate
USD m
Risk weight 0% 10% 15% 20% 25% 30% 35% 40% 45% 50% 65% 75% 80% 85% 100% 130% 150% 250% 400% 1,250% Other
Total
credit
exposures
amount
31.12.25
Asset class
1
Central governments, central banks
and supranational organizations
18,683
27
682
665
15
20,073
2 Public sector entities
7,693
1,538
268
9,499
3 Multilateral development banks
30
30
4 Banks
16,548
440
288
14
2,226
19,517
4a of which: Swiss account-holding
securities firms and other non-bank
financial institutions subject to
equivalent prudential standards and
supervision
230
196
426
5 Covered bonds
6,391
6,391
5a of which: Swiss Covered Bonds
6,391
6,391
6 Corporates
7,838
618
118
68
17,620
90
26,351
6a of which: Swiss non-account-
holding securities firms and other
financial institutions not subject to
equivalent prudential standards and
supervision
51
51
6b
of which: specialized lending
1
1
7
Subordinated debt, equity exposures
and other capital instruments
1,576
209
1,786
8
Retail
373
857
5,256
6,486
10
Defaulted exposures
356
293
649
11 Other assets
848
16,300
17,148
12 Total
19,562
6,391
32,106
440
373
3,128
975
68
40,480
2,623
1,576
209
107,929

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR5: Standardized approach – exposures by asset classes and risk weights – Real estate (continued)
USD m
Risk weight 0% 20% 25% 30% 35% 40% 45% 50% 55% 60% 65% 70% 75% 85% 90% 100% 105% 110% 115% 150% Other
Total
credit
exposures
amount
31.12.25
Asset class
9 Real estate
1,795
1,278
799
2,068
117
866
155
137
196
4
57
19
2
18
35
7,546
9a of which: own-used RRE
1,795
1,278
1,680
117
217
189
5,276
9b of which: IPRRE
799
388
649
90
7
4
19
5
1,960
9c of which: own-used CRE
66
29
95
9d of which: IPCRE
137
28
2
167
9e of which: land acquisition,
development and construction
13
35
48

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR5: Standardized approach – exposures by asset classes and risk weights – excluding Real estate (continued)
USD m
Risk weight 0% 10% 15% 20% 25% 30% 35% 40% 45% 50% 65% 75% 80% 85% 100% 130% 150% 250% 400% 1,250% Other
Total
credit
exposures
amount
30.6.25
Asset class
1 Central governments, central banks
and supranational organizations
24,041
2
605
218
45
24,912
2 Public sector entities
11,230
1,416
238
12,885
3 Multilateral development banks
1
1
4 Banks
17,043
74
386
1
19
2,290
19,813
4a of which: Swiss account-holding
securities firms and other non-bank
financial institutions subject to
equivalent prudential standards and
supervision
273
122
395
5 Covered bonds
6,713
6,713
5a of which: Swiss Covered Bonds
6,713
6,713
6 Corporates
6,895
1,912
87
138
17,366
109
26,507
6a of which: Swiss non-account-
holding securities firms and other
financial institutions not subject to
equivalent prudential standards and
supervision
188
54
242
6b of which: specialized lending
7 Subordinated debt, equity exposures
and other capital instruments
1,235
175
1,410
8 Retail
371
4,987
5,358
10 Defaulted exposures
438
389
827
11 Other assets
853
16,980
7
17,840
12 Total
24,894
6,713
35,171
74
4,318
459
138
40,247
2,833
1,235
175
7
116,265

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR5: Standardized approach – exposures by asset classes and risk weights – Real estate (continued)
USD m
Risk weight 0% 20% 25% 30% 35% 40% 45% 50% 55% 60% 65% 70% 75% 85% 90% 100% 105% 110% 115% 150% Other
Total
credit
exposures
amount
30.6.25
Asset class
9 Real estate
1,604
1,080
590
1,730
37
515
115
216
49
4
36
3
46
12
12
6,050
9a of which: own-used RRE
1,603
1,080
1,538
37
12
49
4,319
9b of which: IPRRE
590
193
504
83
1
3
3
6
1,381
9c of which: own-used CRE
33
1
13
47
9d of which: IPCRE
216
20
46
282
9e of which: land acquisition,
development and construction
2
7
12
21
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Semi-annual |
The CR5
table below
presents on-
and off-balance
sheet exposures
distributed across
regulatory risk
weight
buckets, including what average CCFs are applied to off-balance sheet exposures.
CR5: Exposure amounts and CCFs applied to off-balance sheet exposures, categorised based on risk bucket of converted exposures
USD m, except where indicated
On-balance sheet
exposure (pre-CRM)
Off-balance sheet
exposure (pre-CCF and
pre-CRM)
Weighted average CCF
in %
Exposure (post-CCF and
post-CRM)
31.12.25
Risk weight
1 Less than 40%
63,635
4,953
38
64,471
2 40-70%
4,411
847
26
4,778
3 75%
1,022
502
36
1,172
4 85%
60
58
20
72
5 90-100%
37,528
12,944
28
40,536
6 105-130%
20
2
40
21
7 150%
2,474
536
27
2,641
8 250%
1,597
1,576
9 400%
260
209
10 1,250%
1
11 Total
111,007
19,841
31
115,475
30.6.25
Risk weight
1 Less than 40%
71,389
4,831
43
71,856
2 40-70%
4,444
1,534
24
5,202
3 75%
406
732
16
520
4 85%
117
137
18
141
5 90-100%
38,515
11,600
29
40,284
6 105-130%
48
2
34
48
7 150%
2,551
698
17
2,846
8 250%
1,235
1,235
9 400%
229
175
10 1,250%
7
7
11 Total
118,939
19,533
31
122,315
▲
Credit risk under the IRB approach
Introduction
Annual |
The IRB
approach includes
the advanced
IRB (A-IRB)
approach and,
under the
final Basel III
standards from
1 January
2025
onward,
the
foundation
IRB
(F-IRB)
approach
for
exposures
to
banks,
public
sector
entities
and
multilateral
development banks,
and large
corporate clients.
Under the
A-IRB approach the
required capital for
credit risk is
quantified
through empirical models
that we have
developed to estimate
the probability of
default (PD), loss
given default (LGD),
exposure
at
default
(EAD)
and
other
parameters,
subject
to
FINMA
approval.
Under
the
F-IRB
approach
banks
are
permitted to use their own internal estimates for the PD.
The table
below shows
the main
features of
our key
credit risk
models, including
numbers of
key models
used by
portfolio
and the main differences between models, as well as the description of the main characteristics of approved models.

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CRE: Qualitative disclosure related to IRB-models – Main features of our key credit risk models
1
Portfolio in scope Major asset classes
Model
approach
Number of key
models Main drivers
Number of
years of loss
data
Probability of
default Sovereigns and central banks
Central governments,
central banks and
supranational organizations
– A-IRB; Public sector
entities, multilateral
development banks – F-IRB Scorecard 1
Political, institutional and economic indicators including
qualitative factors >15
Banks and other financial
institutions
Banks – F-IRB; Corporates:
other lending – F-IRB Scorecard 3
Financial data including balance sheet ratios, profit and
loss data and qualitative factors >15
Funds
Corporates: other lending –
F-IRB Scorecard 3
Financial data and ratios constructed from it (such as net
asset value, volatility of returns), qualitative factors >15
Large corporates and
internationals
Corporates: other lending –
F-IRB; Corporates: other
lending – A-IRB
Scorecard,
market data 2
Financial data including balance sheet ratios and profit
and loss, market data >15
Enterprises in Switzerland
Corporates: other lending –
A-IRB; Retail: other retail –
A-IRB Scorecard 1
Financial data including balance sheet ratios and profit
and loss, behavioral data >25
Commodity traders
Corporates: specialized
lending – A-IRB Scorecard 1
Financial data including balance sheet ratios and profit
and loss, as well as non-financial criteria >25
Ship finance
Corporates: specialized
lending – A-IRB Scorecard 1
Freight rates, ship market values,
operational expenses
and group information >15
Owner-occupied mortgages in
Switzerland
Retail: exposure secured by
real estate – A-IRB Scorecard 1
Behavioral data, affordability relative to income, property
type, loan-to-value >25
Income producing real estate
mortgages in Switzerland
Retail: exposure secured by
real estate – A-IRB;
Corporates: specialized
lending – A-IRB Scorecard 1
Loan-to-value, debt-service-coverage, behavioral data,
financial data (for large corporates only) >25
Owner-occupied mortgages in the
US, and other wealth-
management financing
Retail: exposure secured by
real estate – A-IRB;
Corporates: specialized
lending – A-IRB;
Scorecard 2
Behavioral data, affordability relative to income, property
type, loan-to-value, assets and qualitative factors >15
Commercial real estate in the US
Corporates: specialized
lending – A-IRB Scorecard 1
Financial data and ratios constructed from it, qualitative
characteristics >10
Lombard lending and
concentrated equity-based
lending
Retail: other retail – A-IRB;
Corporates: other lending –
A-IRB
Simulation
approach based
on historical
returns 3
Lending value ratio, collateral asset class, historical asset returns, counterparty factors >15
Credit cards, consumer loans and
leases in Switzerland
Retail: qualifying revolving
retail exposures (QRRE) –
A-IRB; Retail: other retail –
A-IRB Scorecard 2 Client type and characteristics and behavioral data >10
Other portfolios
Central governments,
central banks and
supranational organizations
– A-IRB; Public sector
entities, multilateral
development banks – F-IRB
Scorecard,
pooled rating
approach,
rating template 3
Financial data including balance sheet ratios and profit
and loss, qualitative factors and reference data. Separate
models for Public sector entities, Public sector
institutions, and Supranationals. >25
Loss given default
2
Large corporates, internationals,
financial institutions, and
sovereigns
Corporates: other lending –
A-IRB; Central
governments, central banks
and supranational
organizations – A-IRB
Statistical
model 3
Counterparty and facility specific, including industry
segment, region, collateral, seniority, legal environment,
bankruptcy procedures and macro-economic factors >15
Swiss corporate and mortgage
lending portfolios
Corporates: other lending –
A-IRB; Corporates:
specialized lending – A-
IRB; Retail: exposure
secured by real estate – A-
IRB; Retail: other retail – A-
IRB
Statistical
model 2
Collateral type and client segment, loan-to-value, time
since last valuation, location indicator >15
Commodity traders
Corporates: specialized
lending – A-IRB
Statistical
model 1 Collateral type, loan-to-value >25
Ship finance
Corporates: specialized
lending – A-IRB
Statistical
model 1
Loan-to-value of ship and financial collaterals
>15
Owner-occupied mortgages in the
US, and other wealth-
management financing
Retail: exposure secured by
real estate – A-IRB;
Corporates: specialized
lending – A-IRB
Statistical
model 2 Loan-to-value, market value shock >15
Commercial real estate in the US
Corporates: specialized
lending – A-IRB
Statistical
model 1
Loan-to-value, debt-service-coverage, occupancy,
property type and region >10
Lombard lending and
concentrated equity-based
lending
Retail: other retail – A-IRB;
Corporates: other lending –
A-IRB
Simulation
approach based
on historical
returns 3
Loan-to-value, collateral asset class and liquidity,
historical asset returns, counterparty factors >15
Credit cards, consumer loans and
leases in Switzerland
Retail: qualifying revolving
retail exposures (QRRE) –
A-IRB; Retail: other retail –
A-IRB
Statistical
model 2
Collateral, accrued interests, client & product
characteristics, changes in original payment plan >10
Exposure at default
2 Banking products
Across the A-IRB asset
classes
Statistical
model 3
Facility type, commitment type, client segment, drawn
amount, undrawn amount, and limit amount >15
Traded products
Across the A-IRB and F-IRB
asset classes
Statistical
model 2
Product specific market drivers, e.g. interest rates.
Separate models for OTC/ETD and SFT that generate the
simulation of risk factors used for the credit exposure
measure.
n/a
1 Table captures the model
landscape of UBS Group AG,
excluding non-key models that are applied
to certain remaining exposure in legacy Credit
Suisse infrastructure.
2
LGD models and EAD models relating to
banking products apply only to A-IRB portion of portfolios. For portfolios under
F-IRB asset classes, supervisory LGDs and CCFs are applied in line with regulation.

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

The table
below presents
an overview
of additional
Pillar 3 disclosures
that are
provided separately
in the
UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors .
CRE: Additional qualitative disclosures related to IRB models
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual
Report 2025 page
number
Internal model development,
controls and changes
Risk management and control
–
Risk governance
–
Risk measurement
– Credit risk models
–
Model risk
92–94
96–98
106–109
130
Relationships between risk
management and internal audit and
independent review of IRB models
Risk management and control
–
Risk governance
–
Risk measurement
–
Model risk
92–94
96–98
130
Scope and content of the reporting
related to credit risk models
Risk management and control
–
Risk measurement
–
Credit risk
–
Overview of measurement, monitoring and
management techniques
–
Credit risk models
–
Model risk
96–98
99
106–109
130
Supervisor approval of applied
approaches
Risk management and control
–
Risk measurement
–
Changes to models and model parameters during the period
–
Stress testing
96–98
109
97–98
▲
Credit risk exposures by portfolio and PD range
Semi-annual |
The CR6
table
below provides
information about
credit
risk exposures
under the
IRB approach,
including a
breakdown of the main parameters used in IRB models to calculate the capital requirements, presented by portfolio and
PD range across FINMA-defined asset classes. EAD in the following comments represents exposure at default post credit conversion factors and credit risk mitigation.
With the
adoption of
the final
Basel III standards
on 1 January
2025, including
the DisO-FINMA,
new IRB
asset classes
have been introduced, including
asset classes subject to
the F-IRB approach, such
as ”Banks – F-IRB”
and ”Corporates:
other lending – F-IRB” reflecting
large corporate clients. Consequently,
this semi-annually disclosed table is
limited to the
2025 reporting period.
›
Refer to “Amended FINMA-defined asset classes” in the “Introduction and basis for preparation”
section of the 30 June 2025
Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the amended definition of asset classes as a result of the implementation of the final Basel III standards in
Switzerland
›
Refer to the 31 December 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about previously published CR6 disclosures
As
of
31 December
2025,
the
asset
class
with
the
largest
exposure,
after
applying
CCF
and
CRM,
was
the
Retail:
exposures secured by real
estate – A-IRB
asset class, reflecting our
residential mortgage lending activity
within Personal
& Corporate Banking and Global Wealth Management.
The UBS Group also has a significant portion
of exposures in the
Central governments, central banks and supranational organizations – A-IRB asset class, reflecting balances with central banks
in
Group
Treasury.
In
addition,
there
are
significant
exposures
in
the
Retail:
other
retail
–
A-IRB
asset
class,
representing
our
Lombard
lending
business
in
Global
Wealth
Management.
The
F-IRB
approach,
which
UBS
has
implemented as part of
the final Basel III standards,
predominantly applies to
exposures against Banks
and other financial
institutions, including public sector entities, as well as large corporate clients in the Corporates: other lending asset class in Personal & Corporate Banking and the Investment Bank.
Compared with 30 June 2025, EAD decreased by USD 44.9bn to USD 1,022.2bn, and RWA decreased by USD 1.5bn to
USD 193.8bn across various asset classes.
In
the
Central
governments,
central
banks
and
supranational
organizations
–
A-IRB
asset
class,
EAD
decreased
by
USD 10.3bn to
USD 271.3bn, primarily
driven by
lower cash
and balances
at central
banks. RWA
were unchanged
at
USD 7.0bn.
In
the
Corporates:
specialized
lending
–
A-IRB
asset
class,
EAD
decreased
by
USD 2.4bn
to
USD 63.4bn,
and
RWA
decreased
by
USD 2.6bn
to
USD 27.6bn,
primarily
due
to
decreases
in
loan
balances
mainly
in
Global
Wealth
Management and Personal & Corporate Banking.
In the Corporates: other lending –
A-IRB asset class, EAD increased
by USD 8.2bn to USD 51.6bn, and RWA
increased by
USD 2.4bn
to
USD 29.2bn,
driven
by updates
to
the
model
for
concentrated
equity
lending
in
Global
Wealth
Management.
In the Retail:
exposures secured
by real estate
– A-IRB asset
class, EAD
increased by USD 0.6bn
to USD 325.8bn, and
RWA
increased by USD 0.9bn to USD 62.3bn following the migration of exposures from Credit Suisse models.

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

In the Retail: qualifying revolving
retail exposures (QRRE) – A-IRB
asset class, EAD decreased by
USD 1.5bn to USD 7.4bn,
and RWA decreased
by USD 0.4bn to
USD 1.6bn following the
migration of exposures
from Credit Suisse
models. This
resulted in a decrease in
exposure reported in the CR6
table below and a corresponding
increase in exposures reported
in the CR4 and CR5 tables in this section.
In the
Retail: other
retail –
A-IRB asset
class, EAD
decreased by
USD 38.1bn to
USD 219.6bn, and
RWA decreased
by
USD 3.8bn to
USD 25.3bn. The
decreases were
mainly driven
by methodology
changes impacting
Lombard lending
in
Global
Wealth
Management.
Additionally,
the
decreases
were
due
to
the
aforementioned
updates
to
the
model
for
concentrated equity lending.
In
the
Banks
–
F-IRB
asset
class,
EAD
decreased
by
USD 1.2bn
to
USD 12.9bn,
and
RWA
increased
by
USD 0.3bn
to
USD 6.0bn.
In
the
Public
sector
entities,
multilateral
development
banks
–
F-IRB
asset
class,
EAD
decreased
by
USD 0.3bn
to
USD 4.9bn, and RWA were unchanged at USD 1.4bn.
In the Corporates: other lending – F-IRB asset class, EAD increased by USD 0.2bn to USD 65.4bn, and RWA increased by
USD 1.9bn to USD 33.3bn, primarily driven by increases in loans and loan commitments in the Investment Bank.
›
Refer to the “CR8: RWA flow statements of credit
risk exposures under IRB” table in this section for more information about the movement of credit risk exposures under the IRB approach

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity
in years
2
RWA
RWA density
in % EL Provisions
3
Central governments, central banks and supranational organizations –
A-IRB as of 31.12.25
0.00 to <0.15
268,271
26
268,297
46.7
270,339
0.0
<0.1
15.8
1.0
6,126
2.3
15
0.15 to <0.25
277
0
278
32.5
591
0.2
<0.1
48.9
2.9
281
47.5
0
0.25 to <0.50
48
42
90
40.0
19
0.4
<0.1
70.6
1.2
13
69.6
0
0.50 to <0.75
0
0
0
40.0
0
0.6
<0.1
25.2
4.9
0
58.9
0
0.75 to <2.50
367
34
402
40.0
262
1.0
<0.1
64.8
1.1
280
106.6
2
2.50 to <10.00
230
194
424
40.0
21
7.0
<0.1
72.9
4.7
66
313.2
1
10.00 to <100.00
104
0
104
100.0
52
28.0
<0.1
89.8
1.0
245
469.4
81
100.00 (default)
4
22
0
22
10.3
22
100.0
<0.1
22
100.0
2
Subtotal
269,321
296
269,617
40.6
271,308
0.0
<0.1
15.9
1.0
7,033
2.6
101
87
Central governments, central banks and supranational organizations –
A-IRB as of 30.6.25
0.00 to <0.15
279,050
27
279,077
44.2
281,053
0.0
<0.1
39.3
1.0
6,540
2.3
11
0.15 to <0.25
281
0
281
32.3
275
0.2
<0.1
55.0
1.0
85
31.0
0
0.25 to <0.50
33
0
33
10.3
18
0.4
<0.1
73.6
1.1
13
73.0
0
0.50 to <0.75
1
0
1
52.0
0
0.6
<0.1
12.0
1.0
0
24.1
0
0.75 to <2.50
307
43
350
40.0
196
1.0
<0.1
59.3
1.1
190
96.6
1
2.50 to <10.00
175
58
233
40.2
4
3.4
<0.1
53.5
1.4
5
139.7
0
10.00 to <100.00
69
0
69
40.0
26
27.9
<0.1
103.1
1.0
203
781.1
55
100.00 (default)
4
41
0
41
10.3
41
100.0
<0.1
41
100.0
0
Subtotal
279,957
128
280,085
41.0
281,613
0.0
<0.1
39.4
1.0
7,077
2.5
68
72
Corporates: specialized lending – A-IRB as of 31.12.25
0.00 to <0.15
8,349
2,159
10,508
63.4
9,821
0.1
0.8
15.2
2.4
1,017
10.4
1
0.15 to <0.25
5,385
2,451
7,835
32.6
5,973
0.2
0.5
19.1
2.6
1,202
20.1
2
0.25 to <0.50
12,145
3,739
15,884
32.3
13,405
0.4
1.2
22.3
2.2
4,329
32.3
11
0.50 to <0.75
7,563
3,530
11,093
25.3
8,377
0.6
0.9
26.1
2.2
3,816
45.6
14
0.75 to <2.50
18,484
4,778
23,263
31.9
19,953
1.3
1.9
27.0
2.2
12,293
61.6
73
2.50 to <10.00
4,817
1,103
5,920
46.4
5,329
3.4
0.5
26.6
2.4
4,315
81.0
49
10.00 to <100.00
68
0
68
0.0
68
18.7
<0.1
28.8
1.5
94
137.2
3
100.00 (default)
4
679
2
682
10.0
509
100.0
<0.1
509
100.0
206
Subtotal
57,491
17,761
75,252
35.5
63,435
1.7
5.9
23.1
2.3
27,577
43.5
359
297
Corporates: specialized lending – A-IRB as of 30.6.25
0.00 to <0.15
10,997
2,559
13,556
43.0
12,639
0.1
1.2
17.2
3.0
1,874
14.8
2
0.15 to <0.25
4,735
974
5,709
33.6
5,191
0.2
0.6
18.5
2.5
1,218
23.5
2
0.25 to <0.50
11,615
6,188
17,802
25.0
12,915
0.4
1.3
23.1
2.1
4,324
33.5
10
0.50 to <0.75
7,516
3,611
11,127
23.9
8,275
0.6
0.8
22.7
2.3
3,455
41.7
12
0.75 to <2.50
20,080
5,969
26,049
32.0
22,133
1.3
1.8
26.7
2.2
14,539
65.7
80
2.50 to <10.00
3,834
683
4,517
40.9
4,122
3.5
0.4
33.2
1.8
4,241
102.9
52
10.00 to <100.00
27
0
27
0.0
27
16.9
<0.1
47.6
1.6
58
217.8
2
100.00 (default)
4
605
5
610
28.8
511
100.0
<0.1
511
100.0
109
Subtotal
59,408
19,989
79,397
30.2
65,813
1.6
6.3
23.2
2.3
30,219
45.9
268
246

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity
in years
2
RWA
RWA density
in % EL Provisions
3
Corporates: other lending – A-IRB as of 31.12.25
0.00 to <0.15
4,926
7,926
12,852
26.8
7,113
0.1
3.9
31.4
2.3
1,171
16.5
2
0.15 to <0.25
2,979
3,733
6,712
46.5
4,751
0.2
1.5
32.1
1.9
1,260
26.5
3
0.25 to <0.50
4,930
3,906
8,836
37.6
6,420
0.4
2.2
32.3
2.0
2,308
36.0
7
0.50 to <0.75
3,286
2,240
5,527
42.1
4,041
0.6
1.6
33.9
2.0
2,195
54.3
9
0.75 to <2.50
13,883
5,602
19,485
44.8
16,273
1.4
4.2
29.7
1.8
11,114
68.3
70
2.50 to <10.00
10,455
3,915
14,370
45.3
11,721
3.9
7.0
36.4
2.0
9,764
83.3
165
10.00 to <100.00
188
181
369
53.7
248
14.3
0.1
37.4
1.5
393
158.7
14
100.00 (default)
4
1,954
376
2,329
25.5
1,034
100.0
0.7
1,034
100.0
1,110
Subtotal
42,601
27,879
70,480
38.6
51,601
3.5
21.2
31.8
2.0
29,240
56.7
1,381
1,428
Corporates: other lending – A-IRB as of 30.6.25
0.00 to <0.15
4,745
6,386
11,131
24.6
6,452
0.1
4.4
35.7
2.5
1,263
19.6
2
0.15 to <0.25
2,986
3,812
6,798
42.0
4,924
0.2
1.7
32.0
2.1
1,340
27.2
3
0.25 to <0.50
4,000
2,959
6,959
34.4
5,061
0.4
2.6
36.3
2.1
2,066
40.8
7
0.50 to <0.75
2,928
2,028
4,956
36.4
3,553
0.6
1.7
35.9
2.1
2,206
62.1
8
0.75 to <2.50
11,455
4,672
16,127
43.3
13,289
1.5
4.4
32.9
1.9
10,350
77.9
63
2.50 to <10.00
7,448
3,458
10,905
50.5
8,488
4.1
6.8
40.8
2.1
8,237
97.0
132
10.00 to <100.00
604
182
786
50.9
668
23.1
0.1
14.3
1.3
407
61.0
12
100.00 (default)
4
1,777
369
2,146
27.8
976
100.0
0.7
976
100.0
1,145
Subtotal
35,942
23,866
59,808
37.3
43,412
4.0
22.4
34.4
2.1
26,846
61.8
1,372
1,394
Retail: exposures secured by real estate – A-IRB as of 31.12.25
0.00 to <0.15
114,454
2,331
116,785
40.4
115,747
0.1
166.6
16.7
4,316
3.7
16
0.15 to <0.25
51,694
857
52,551
51.9
52,320
0.2
51.2
22.9
4,483
8.6
21
0.25 to <0.50
58,901
1,071
59,972
61.1
59,734
0.3
56.2
25.9
8,914
14.9
54
0.50 to <0.75
32,980
729
33,709
78.4
33,560
0.6
30.2
30.6
8,042
24.0
65
0.75 to <2.50
42,698
2,630
45,328
70.8
44,580
1.2
39.9
34.0
19,194
43.1
189
2.50 to <10.00
16,913
438
17,350
78.7
17,259
4.0
15.3
32.8
14,015
81.2
224
10.00 to <100.00
1,314
19
1,333
71.1
1,328
15.9
0.9
32.8
2,107
158.7
69
100.00 (default)
4
1,257
2
1,259
9.1
1,250
100.0
1.2
1,250
100.0
32
Subtotal
320,211
8,077
328,288
59.8
325,777
1.0
361.5
24.0
62,321
19.1
670
111
Retail: exposures secured by real estate – A-IRB as of 30.6.25
0.00 to <0.15
132,290
2,933
135,223
41.0
135,222
0.1
186.9
16.9
6,424
4.8
20
0.15 to <0.25
54,135
1,049
55,184
34.2
55,470
0.2
51.9
20.0
6,158
11.1
20
0.25 to <0.50
64,628
1,480
66,108
44.9
66,402
0.3
64.6
21.1
11,937
18.0
48
0.50 to <0.75
21,954
690
22,644
76.0
22,528
0.6
19.0
29.1
6,381
28.3
41
0.75 to <2.50
31,481
2,627
34,107
69.8
33,388
1.3
29.9
33.1
17,458
52.3
148
2.50 to <10.00
9,406
465
9,871
68.0
9,728
4.3
9.0
33.8
9,839
101.1
140
10.00 to <100.00
1,039
20
1,059
92.1
1,058
15.4
0.8
33.2
1,827
172.7
55
100.00 (default)
4
1,400
9
1,409
24.3
1,404
100.0
1.3
1,404
100.0
1
Subtotal
316,333
9,272
325,605
53.1
325,200
0.9
363.3
21.3
61,428
18.9
474
100

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity
in years
2
RWA
RWA density
in % EL Provisions
3
Retail: qualifying revolving retail exposures (QRRE) – A-IRB as of 31.12.25
0.00 to <0.15
304
4,583
4,887
54.3
2,790
0.1
497.5
51.0
87
3.1
1
0.15 to <0.25
185
1,914
2,099
55.2
1,242
0.2
196.8
52.0
90
7.3
1
0.25 to <0.50
225
1,295
1,520
68.3
1,110
0.4
144.7
53.3
149
13.4
2
0.50 to <0.75
206
758
964
65.0
699
0.6
150.0
57.8
162
23.1
3
0.75 to <2.50
402
775
1,177
60.1
874
1.3
191.7
59.2
351
40.1
7
2.50 to <10.00
514
467
980
18.1
521
4.1
101.7
56.7
465
89.2
12
10.00 to <100.00
90
14
104
63.1
100
19.0
27.1
64.6
242
242.9
12
100.00 (default)
4
70
0
70
0.0
45
100.0
30.9
45
100.0
25
Subtotal
1,996
9,805
11,801
55.9
7,380
1.5
1,340.5
53.4
1,590
21.5
63
43
Retail: qualifying revolving retail exposures (QRRE) – A-IRB as of 30.6.25
0.00 to <0.15
307
4,365
4,672
52.8
2,615
0.1
483.2
50.9
84
3.2
1
0.15 to <0.25
215
2,973
3,188
39.1
1,398
0.2
310.5
51.4
102
7.3
1
0.25 to <0.50
348
2,814
3,163
33.5
1,303
0.4
307.1
51.6
154
11.9
2
0.50 to <0.75
353
1,665
2,018
36.0
959
0.6
215.0
53.2
178
18.6
3
0.75 to <2.50
913
1,866
2,779
37.3
1,648
1.3
321.6
52.1
528
32.1
11
2.50 to <10.00
729
593
1,322
17.8
778
4.4
141.3
53.3
620
79.7
18
10.00 to <100.00
120
23
143
46.0
134
19.8
34.2
56.7
262
195.5
15
100.00 (default)
4
68
2
70
22.0
45
100.0
33.1
45
100.0
29
Subtotal
3,054
14,302
17,356
40.7
8,879
1.6
1,846.2
51.6
1,974
22.2
81
46
Retail: other retail – A-IRB as of 31.12.25
0.00 to <0.15
135,012
412,222
547,234
9.8
175,683
0.1
563.0
31.8
10,317
5.9
29
0.15 to <0.25
10,030
16,385
26,416
6.5
11,089
0.2
36.8
30.6
1,620
14.6
6
0.25 to <0.50
10,526
20,318
30,844
6.0
11,754
0.4
38.7
28.5
2,289
19.5
12
0.50 to <0.75
7,035
14,308
21,343
3.5
7,534
0.6
50.9
30.5
2,186
29.0
14
0.75 to <2.50
7,437
11,300
18,737
12.5
8,813
1.3
90.2
48.4
5,109
58.0
54
2.50 to <10.00
2,902
1,747
4,649
19.0
3,147
4.3
44.0
45.0
2,080
66.1
63
10.00 to <100.00
786
138
924
14.0
757
22.9
18.3
49.7
881
116.4
88
100.00 (default)
4
960
58
1,018
54.8
837
100.0
7.8
837
100.0
307
Subtotal
174,689
476,476
651,165
9.5
219,613
0.7
849.7
32.3
25,318
11.5
572
391
Retail: other retail – A-IRB as of 30.6.25
0.00 to <0.15
137,984
461,687
599,671
16.1
212,395
0.1
480.9
31.7
13,664
6.4
35
0.15 to <0.25
8,061
15,340
23,400
17.4
10,737
0.2
29.6
27.5
1,411
13.1
5
0.25 to <0.50
9,981
16,399
26,380
18.3
12,982
0.4
31.3
31.1
3,168
24.4
14
0.50 to <0.75
5,366
11,055
16,420
18.8
7,444
0.6
37.5
30.4
2,125
28.6
14
0.75 to <2.50
7,329
11,045
18,374
22.3
9,599
1.3
90.2
42.3
5,153
53.7
51
2.50 to <10.00
3,097
1,205
4,303
29.2
3,295
4.1
41.8
44.9
2,258
68.6
55
10.00 to <100.00
685
95
780
19.3
700
22.6
18.7
51.8
844
120.7
84
100.00 (default)
4
516
78
594
44.3
536
100.0
7.4
536
100.0
119
Subtotal
173,020
516,904
689,924
16.4
257,688
0.5
737.4
32.0
29,160
11.3
378
197
Total – A-IRB 31.12.25
866,309
540,296
1,406,604
13.4
939,114
0.8
2,578.9
24.2
1.4
153,079
16.3
3,146
2,357
Total – A-IRB 30.6.25
867,715
584,460
1,452,175
18.9
982,605
0.7
2,975.6
30.3
1.4
156,704
15.9
2,640
2,055

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity
in years
2
RWA
RWA density
in % EL Provisions
3
Banks – F-IRB as of 31.12.25
0.00 to <0.15
7,077
1,199
8,276
40.1
8,932
0.1
0.2
45.0
1.3
2,166
24.2
3
0.15 to <0.25
671
601
1,272
60.5
1,297
0.2
0.2
44.9
1.7
579
44.7
1
0.25 to <0.50
399
504
902
32.3
546
0.4
<0.1
45.0
1.1
308
56.4
1
0.50 to <0.75
68
208
276
32.7
154
0.6
<0.1
45.0
1.1
115
75.0
0
0.75 to <2.50
399
367
766
46.4
580
1.3
<0.1
45.1
1.1
586
101.0
3
2.50 to <10.00
1,322
332
1,654
36.1
1,328
5.6
0.1
44.9
1.0
2,154
162.2
33
10.00 to <100.00
97
28
125
20.1
35
17.1
<0.1
38.1
1.5
74
209.6
2
100.00 (default)
4
Subtotal
10,032
3,239
13,271
42.3
12,873
0.8
0.8
45.0
1.3
5,983
46.5
45
24
Banks – F-IRB as of 30.6.25
0.00 to <0.15
8,818
757
9,575
46.0
10,611
0.1
0.3
45.0
1.2
2,443
23.0
4
0.15 to <0.25
677
533
1,210
41.6
1,183
0.2
0.2
45.0
1.5
491
41.5
1
0.25 to <0.50
517
436
953
43.3
723
0.4
<0.1
45.0
1.1
410
56.7
1
0.50 to <0.75
18
188
206
37.7
89
0.6
<0.1
45.0
1.2
68
76.1
0
0.75 to <2.50
115
286
401
54.2
287
1.3
<0.1
44.4
1.1
284
98.8
1
2.50 to <10.00
1,097
454
1,551
35.0
1,188
5.6
0.1
45.0
1.0
1,926
162.1
30
10.00 to <100.00
88
18
105
21.3
22
11.9
<0.1
45.0
1.0
48
213.3
1
100.00 (default)
4
0
0
0
0.0
0
0.0
<0.1
0
0.0
0
Subtotal
11,329
2,671
14,000
42.9
14,105
0.6
0.9
45.0
1.2
5,669
40.2
39
5
Public sector entities, multilateral development banks – F-IRB as of 31.12.25
0.00 to <0.15
2,041
1,579
3,619
24.7
2,799
0.1
0.3
46.7
2.1
622
22.2
1
0.15 to <0.25
602
634
1,236
11.0
648
0.2
0.2
36.7
2.8
234
36.1
0
0.25 to <0.50
1,198
536
1,733
17.4
1,274
0.3
0.3
31.2
2.2
484
38.0
1
0.50 to <0.75
89
59
148
41.9
118
0.6
<0.1
27.3
3.9
75
64.0
0
0.75 to <2.50
105
1
106
10.0
3
1.5
<0.1
39.2
2.9
3
101.1
0
2.50 to <10.00
357
38
396
37.7
5
4.0
<0.1
45.0
2.0
7
132.9
0
10.00 to <100.00
100.00 (default)
4
8
0
8
0.0
22
100.0
<0.1
22
100.0
0
Subtotal
4,400
2,847
7,247
20.8
4,869
0.6
0.8
40.6
2.3
1,448
29.7
3
3
Public sector entities, multilateral development banks – F-IRB as of 30.6.25
0.00 to <0.15
2,798
2,364
5,162
20.0
3,594
0.1
0.3
51.3
1.8
772
21.5
1
0.15 to <0.25
423
742
1,165
10.9
507
0.2
0.2
34.7
2.2
156
30.8
0
0.25 to <0.50
965
398
1,363
10.6
925
0.4
0.3
31.5
2.3
365
39.4
1
0.50 to <0.75
52
47
99
38.9
74
0.6
<0.1
24.6
3.6
46
62.5
0
0.75 to <2.50
1
1
2
20.4
1
1.0
<0.1
18.0
1.7
0
40.1
0
2.50 to <10.00
350
153
503
37.5
100
3.5
<0.1
45.0
4.0
152
152.6
2
10.00 to <100.00
1
0
1
10.3
1
19.3
<0.1
45.0
5.0
4
262.2
0
100.00 (default)
4
9
0
9
0.0
10
100.0
<0.1
10
100.0
0
Subtotal
4,599
3,704
8,304
18.2
5,213
0.4
0.8
45.6
2.0
1,506
28.9
4
13

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity
in years
2
RWA
RWA density
in % EL Provisions
3
Corporates: other lending – F-IRB as of 31.12.25
0.00 to <0.15
16,823
28,801
45,624
32.9
26,785
0.1
2.0
37.7
3.0
6,641
24.8
7
0.15 to <0.25
7,292
17,963
25,255
34.7
13,456
0.2
0.8
40.1
2.3
5,202
38.7
9
0.25 to <0.50
5,755
7,226
12,981
31.4
7,968
0.4
0.6
41.4
2.4
4,580
57.5
12
0.50 to <0.75
2,950
3,791
6,740
31.0
4,122
0.6
0.3
33.4
2.2
2,332
56.6
9
0.75 to <2.50
2,986
6,690
9,676
40.0
5,103
1.2
0.4
38.5
2.3
4,141
81.1
24
2.50 to <10.00
1,934
15,498
17,432
40.8
6,532
4.4
0.5
40.5
2.5
8,328
127.5
114
10.00 to <100.00
497
1,235
1,733
44.4
776
15.1
<0.1
38.3
2.3
1,434
184.7
45
100.00 (default)
4
605
243
848
49.2
624
100.0
<0.1
624
100.0
165
Subtotal
38,843
81,447
120,289
35.4
65,367
1.8
4.8
38.3
2.6
33,283
50.9
385
411
Corporates: other lending – F-IRB as of 30.6.25
0.00 to <0.15
16,539
39,607
56,146
26.0
27,880
0.1
2.2
38.2
2.5
6,139
22.0
7
0.15 to <0.25
6,781
17,740
24,521
35.0
12,535
0.2
1.0
41.3
1.7
4,428
35.3
9
0.25 to <0.50
5,550
6,813
12,364
32.9
7,756
0.4
0.6
41.3
2.1
4,247
54.8
11
0.50 to <0.75
2,730
6,334
9,064
35.3
4,918
0.6
0.4
39.2
2.0
3,134
63.7
12
0.75 to <2.50
3,495
4,607
8,101
35.7
4,732
1.2
0.4
36.3
2.1
3,563
75.3
22
2.50 to <10.00
2,956
11,997
14,953
40.9
5,666
4.5
0.6
39.4
2.9
7,396
130.5
123
10.00 to <100.00
546
1,337
1,883
46.8
994
16.0
<0.1
37.7
2.4
1,837
184.8
60
100.00 (default)
4
661
181
843
45.6
680
100.0
<0.1
680
100.0
158
Subtotal
39,258
88,617
127,874
31.9
65,160
1.9
5.4
38.8
2.2
31,424
48.2
403
199
Total – F-IRB 31.12.25
53,274
87,533
140,807
35.2
83,110
1.6
6.5
39.5
2.4
40,713
49.0
432
438
Total – F-IRB 30.6.25
55,187
94,992
150,178
31.6
84,478
1.6
7.0
40.2
2.1
38,599
45.7
446
217
Total (all asset classes under A-IRB and F-IRB) 31.12.25
919,583
627,829
1,547,411
16.5
1,022,224
0.9
2,585.4
25.5
1.5
193,792
19.0
3,578
2,795
Total (all asset classes under A-IRB and F-IRB) 30.6.25
922,901
679,452
1,602,353
20.7
1,067,082
0.8
2,982.6
31.1
1.5
195,303
18.3
3,086
2,272
1 Numbers of
obligors represent an
aggregation of the
number of client
relationships in the
UBS infrastructure,
along with the
number of client
relationships in the
Credit Suisse infrastructure.
RWA calculations
are based on
the applicable rules
and models approved
by FINMA for
the respective legal
entities and
infrastructures.
2 Defaulted exposures disclosed in the table are
excluded from average loss given default
and average maturity information as not
relevant for risk weighting. Furthermore,
Retail asset classes are excluded from the
average maturity, as maturity
is not relevant for risk weighting.
3 In line with BCBS
Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class.
Provisions reflect IFRS Accounting Standards expected credit losses accounting provisions for credit losses on IRB exposures.
4 Includes defaulted purchased credit-impaired assets.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Credit derivatives used as CRM techniques
Semi-annual
|
Where credit derivatives
are used as CRM techniques,
the PD of the obligor
is in general replaced
with the PD of
the hedge
provider. The impact
of credit
derivatives
used as
CRM techniques
on IRB
credit risk
has been
immaterial
for past
reporting periods
and continued
to be immaterial
for this reporting
period. Therefore,
we have discontinued
the disclosure
of the
“CR7: IRB
– Effect
on RWA of
credit derivatives
used as
CRM techniques”
table, starting
with the
31 December
2022
Pillar 3
Report,
as permitted
by the
general
principles
of disclosure
of FINMA
Circular
2016/1
(for
periods
up to
31 December
2024) and
the general
principles
of disclosure
of the DisO-FINMA
(for periods
from 1 January
2025).
▲
›
Refer to the “CCR6: Credit derivatives exposures” table in the “Counterparty credit risk” section of this report for notional and fair
value information about credit derivatives used as CRM techniques
Credit risk RWA development in the fourth quarter of 2025
The CR8 table below provides a breakdown
of the credit risk RWA
movements in the fourth quarter of 2025 under the
IRB approach across movement categories
defined by the Basel
Committee on Banking Supervision.
These categories are
defined below.
Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7
The references
in the
table below
refer to
the line
numbers provided
in the
CR8 movement
table below
and in
the CCR7
movement table
in the
“Counterparty credit risk” section of this report.
Reference Description Definition
2 Asset size Movements arising in the ordinary course of business, such as new transactions, sales and write-offs.
3 Asset quality / Credit
quality of counterparties
Movements resulting from changes in the underlying credit quality of counterparties. These are caused by changes to risk parameters, e.g. counterparty ratings, LGD estimates or credit hedges.
4 Model updates
Movements arising from
the implementation of
new models and
from parameter changes
to existing
models.
The
RWA
effect
of
model
updates
is
estimated
based
on
the
portfolio
at
the
time
of
the
implementation of the change.
5 Methodology and policy
Movements
due
to
methodological
changes
in
calculations
driven
by
regulatory
policy
changes,
including revisions
to existing
regulations, new
regulations and
add-ons mandated
by the
regulator.
The effect of methodology and policy changes on RWA is estimated based on the portfolio at the time of the implementation of the change.
6 Acquisitions and disposals
Movements as a result of disposal or acquisition of business operations, quantified based on the credit risk exposures as of the end of the quarter preceding
a disposal or following an acquisition. Purchases
and sales of exposures in the ordinary course of business are reflected under
Asset size
.
7 Foreign exchange
movements
Movements as a result of exchange rate changes of transaction currencies against the US dollar.
8
Other
Movements due to changes that cannot be attributed to any other category.

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Quarterly |
Credit risk RWA
under the IRB approach
decreased by USD 0.4bn to
USD 195.2bn during the fourth quarter
of
2025.
This
balance
reflects
credit
risk
under
the
IRB
approach,
including
the
F-IRB
approach
under
the
final
Basel III
standards from 1 January 2025 onward, as well as credit risk under the supervisory slotting approach.
Movements in asset size increased RWA
by USD 1.0bn, primarily driven by net new
loans in Global Wealth Management
and a reduction in synthetic securitization in Personal & Corporate Banking resulting in exposures moving to credit risk.
Movements in asset quality decreased RWA by USD 0.1bn.
Model
updates
increased
RWA
by
USD 0.7bn,
mainly
reflecting
harmonization
of
models,
primarily
in
Personal
&
Corporate Banking.
Methodology
and
policy
changes
resulted
in
an
RWA
decrease
of
USD 2.6bn,
mainly
on
Lombard
lending
in
Global
Wealth Management and migration of exposures from Credit Suisse models.
Currency
effects,
driven
by
the
weakening
of
the
US
dollar
against
other
major
currencies,
resulted
in
a
USD 0.5bn
increase of in RWA.
CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 31.12.25
For the quarter
ended 30.9.25
For the quarter
ended 30.6.25
For the quarter
ended 31.3.25
1 RWA as of the beginning of the quarter
195,641
196,941
182,036
184,138
2 Asset size
1,010
(881)
(225)
1,840
3 Asset quality
(84)
3,225
3,589
(4,832)
4 Model updates
670
(2,553)
(558)
(468)
5 Methodology and policy
(2,558)
(721)
(925)
(2,499)
5a of which: impact from the implementation of final Basel III standards
(4,599)
5b of which: others
(2,558)
(721)
(925)
2,100
6 Acquisitions and disposals
(79)
7 Foreign exchange movements
530
(606)
13,024
3,936
8 Other
236
9 RWA as of the end of the quarter
195,209
195,641
196,941
182,036
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Backtesting
Annual |
The following
tables provide
backtesting data
to validate
the reliability
of PD
calculations for
all Pillar 1
PD models
that are
approved by
FINMA for
the UBS
Group.
This
excludes non-key models still operational
on legacy Credit Suisse platforms for
positions yet to migrate to
UBS platforms and models. These
models will be decommissioned in
due
course after
the migration
has been
completed. The
estimated PDs
are forward
-looking average
PDs from
mid-2025 across
the final
Basel III A-IRB / F-IRB
asset classes
and are
compared with the simple average of historical default rates.
›
Refer to the “CRE: Qualitative disclosure related to IRB-models – Main features of our key credit risk models” table in this section for more information about our key credit risk models
›
Refer to “Backtesting” in the “Risk management and control” section of the UBS Group
Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for more information about
backtesting of credit models
With the adoption of the final Basel III standards on 1 January 2025, including the DisO-FINMA, new IRB asset classes have been introduced, including asset classes subject to the
F-IRB approach. Consequently, this annual disclosed table is limited to the current reporting period, with no comparative figures presented.
›
Refer to “Amended FINMA-defined asset classes” in the “Introduction and basis for preparation”
section of the 30 June 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors
, for more information about the amended definition of asset classes as a result of the implementation of the final Basel III standards in Switzerland
›
Refer to the 31 December 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about previously published CR9 disclosures

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio
UBS Group
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors
(in thousands)
Defaulted obligors
in the year
of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Central governments, central banks and supranational organizations –
A-IRB as of 31.12.25
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–
0.0
0.0
<0.1
0
0
0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
0.2
0.2
<0.1
0
0
0.0
0.25 to <0.50 Baa3 BBB– BBB–
0.3
0.3
<0.1
0
0
0.0
0.50 to <0.75 Ba1 BB+ BB+
0.6
0.6
<0.1
0
0
0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–
1.0
1.1
<0.1
0
0
0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–
3.4
3.4
<0.1
0
0
0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C
28.3
18.0
<0.1
0
0
0.0
Subtotal
0.0
1.8
<0.1
0
0
0.0
Corporates: specialized lending – A-IRB as of 31.12.25
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–
0.1
0.1
0.5
1
0
0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
0.2
0.2
0.4
2
0
0.1
0.25 to <0.50 Baa3 BBB– BBB–
0.4
0.4
0.8
0
0
0.1
0.50 to <0.75 Ba1 BB+ BB+
0.6
0.6
0.8
1
0
0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–
1.4
1.4
1.7
12
4
0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–
3.4
3.2
0.5
18
9
1.4
10.00 to <100.00 Caa1 to C CCC to C CCC to C
16.9
13.0
<0.1
0
0
5.2
Subtotal
1.0
1.0
4.6
34
13
0.3
Corporates: other lending – A-IRB as of 31.12.25
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–
0.1
0.1
3.2
0
0
0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
0.2
0.2
1.0
0
0
0.0
0.25 to <0.50 Baa3 BBB– BBB–
0.4
0.4
1.2
0
0
0.2
0.50 to <0.75 Ba1 BB+ BB+
0.6
0.6
1.1
0
0
0.3
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–
1.5
1.5
3.3
7
0
0.7
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–
4.0
3.1
6.5
56
12
2.5
10.00 to <100.00 Caa1 to C CCC to C CCC to C
13.4
16.4
0.1
14
2
12.7
Subtotal
1.7
1.8
16.3
77
14
0.3

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors
(in thousands)
Defaulted obligors
in the year
of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Retail: exposures secured by real estate – A-IRB as of 31.12.25
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–
0.1
0.1
160.1
69
2
0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
0.2
0.2
47.8
41
3
0.1
0.25 to <0.50 Baa3 BBB– BBB–
0.4
0.4
52.8
45
6
0.1
0.50 to <0.75 Ba1 BB+ BB+
0.6
0.6
29.9
30
1
0.3
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–
1.4
1.3
39.5
96
5
0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–
4.3
4.2
15.2
149
4
1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C
15.4
15.4
0.9
71
0
4.1
Subtotal
0.6
0.5
346.3
501
21
0.2
Retail: qualifying revolving retail exposures (QRRE) – A-IRB as of 31.12.25
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–
0.1
0.1
497.5
148
4
0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
0.2
0.2
196.8
237
4
0.2
0.25 to <0.50 Baa3 BBB– BBB–
0.4
0.4
144.7
182
5
0.3
0.50 to <0.75 Ba1 BB+ BB+
0.6
0.6
150.0
267
9
0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–
1.3
1.3
191.7
960
38
0.9
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–
4.1
4.1
101.7
2,697
223
3.4
10.00 to <100.00 Caa1 to C CCC to C CCC to C
19.2
19.4
25.7
6,050
2,682
26.4
Subtotal
0.8
1.0
1,308.2
10,541
2,965
0.8
Retail: other retail – A-IRB as of 31.12.25
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–
0.1
0.1
545.6
24
0
0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
0.2
0.2
35.8
19
0
0.0
0.25 to <0.50 Baa3 BBB– BBB–
0.4
0.4
37.4
39
3
0.1
0.50 to <0.75 Ba1 BB+ BB+
0.6
0.6
50.4
29
1
0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–
1.2
1.4
89.4
125
4
0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–
3.7
4.5
43.5
476
15
0.3
10.00 to <100.00 Caa1 to C CCC to C CCC to C
16.0
24.2
18.2
4,756
228
2.2
Subtotal
0.2
1.2
820.2
5,468
251
0.1

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors
(in thousands)
Defaulted obligors
in the year
of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Banks – F-IRB as of 31.12.25
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–
0.1
0.1
0.2
0
0
0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
0.2
0.2
0.2
0
0
0.1
0.25 to <0.50 Baa3 BBB– BBB–
0.4
0.4
<0.1
0
0
0.0
0.50 to <0.75 Ba1 BB+ BB+
0.6
0.6
<0.1
0
0
0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–
1.3
1.3
<0.1
0
0
0.2
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–
5.6
3.4
0.1
0
0
0.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C
11.9
12.3
<0.1
0
0
0.7
Subtotal
0.6
0.8
0.8
0
0
0.1
Public sector entities, multilateral development banks – F-IRB as of 31.12.25
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–
0.1
0.1
0.3
0
0
0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
0.2
0.2
0.2
0
0
0.0
0.25 to <0.50 Baa3 BBB– BBB–
0.4
0.4
0.3
0
0
0.0
0.50 to <0.75 Ba1 BB+ BB+
0.6
0.6
<0.1
0
0
0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–
1.0
1.1
<0.1
0
0
0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–
4.6
3.2
<0.1
0
0
0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C
13.0
13.0
<0.1
0
0
5.6
Subtotal
0.2
0.3
0.8
0
0
0.0
Corporates: other lending – F-IRB as of 31.12.25
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–
0.1
0.1
1.8
0
0
0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
0.2
0.2
0.6
0
0
0.0
0.25 to <0.50 Baa3 BBB– BBB–
0.4
0.4
0.6
0
0
0.2
0.50 to <0.75 Ba1 BB+ BB+
0.6
0.6
0.3
1
0
0.3
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–
1.2
1.4
0.4
0
0
0.7
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–
4.4
4.3
0.5
6
1
2.5
10.00 to <100.00 Caa1 to C CCC to C CCC to C
15.8
15.8
<0.1
12
0
12.9
Subtotal
1.0
1.1
4.2
19
1
0.3
1 The estimated PDs are forward-looking average PDs from
mid-2025 across the final Basel III A-IRB / F-IRB asset classes. The number of obligors at the end of the previous year is left blank accordingly. Average historical default rates cover a period starting in 2008 and ending at the end of 2025. The historical default
rates pre-2025 are not retroactively
mapped to the final Basel III
A-IRB / F-IRB asset classes.
Furthermore, it has to
be noted that the average
historical annual default rates incorporate
both credit risk and counterparty credit
risk, in line with our scope
of the PD models. The
other metrics in the table reflect
credit risk
only.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit risk

Specialized lending
Semi-annual |
The table below
provides information about
specialized lending exposures,
subject to the
supervisory slotting
approach.
CR10: IRB – specialized lending under the slotting approach
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in % Exposure amount
1
RWA EL
31.12.25
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years
212
40
50
229
114
Equal to or more than 2.5 years
597
79
70
629
440
3
Good Less than 2.5 years
972
285
70
1,088
762
4
Equal to or more than 2.5 years
110
6
90
113
101
1
Satisfactory
115
Weak
250
Default
Total
1,892
410
2,058
1,417
8
30.6.25
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years
171
52
50
193
97
Equal to or more than 2.5 years
701
383
70
854
598
3
Good Less than 2.5 years
595
8
70
607
425
2
Equal to or more than 2.5 years
502
90
502
452
4
Satisfactory
58
115
58
67
2
Weak
250
Default
Total
2,027
442
2,215
1,638
11
31.12.24
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years
116
50
116
61
Equal to or more than 2.5 years
581
66
70
614
456
2
Good Less than 2.5 years
643
66
70
673
499
3
Equal to or more than 2.5 years
608
269
90
743
709
6
Satisfactory
17
115
17
20
0
Weak
250
Default
0
0
0
Total
1,965
402
2,162
1,745
12
1 Exposure amounts in connection with income-producing real estate.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk
Introduction
Semi-annual I
This section provides information
about the exposures subject
to the final Basel III
counterparty credit risk (CCR)
framework.
CCR
arises
from
over-the-counter
derivatives
and
exchange-traded
derivatives,
securities
financing
transactions (SFTs),
and long
settlement transactions.
We determine
the regulatory
credit exposure
on the
majority of
derivatives by applying the internal
model method (the IMM). For
the remainder we apply the standardized approach for
counterparty credit risk (SA-CCR). For the majority of SFTs
we determine the regulatory credit exposure using the value-
at-risk (VaR) approach. For the remainder we apply the comprehensive approach for credit risk mitigation (CRM).
▲
General information about CCR
Annual |
The table below presents an overview of Pillar 3 disclosures that are provided separately in the UBS Group
Annual
Report 2025, available under “Annual reporting” at ubs.com/investors .
CCRA: Qualitative disclosure related to CCR
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section
Disclosure
UBS Group Annual
Report 2025 page
number
Risk management objectives and
policies related to counterparty
credit risk
Risk management and control – Traded products
– Credit hedging
– Mitigation of settlement risk
103–104
106
106
Consolidated financial statements – Note 1 a) item 2) j. Hedge accounting
– Note 10 Derivative instruments
271–272
289–290
The method used to assign the
operating limits defined in terms of
internal capacity for counterparty
credit exposures and for central
counterparties exposures
Risk management and control – Risk governance
– Portfolio and position limits
– Credit risk –
Overview of measurement, monitoring and
management techniques
– Credit hedging
– Credit risk models
92–94
96
99
106
106–109
Policies relating to guarantees and
other risk mitigants, and
assessments concerning
counterparty risk, including
exposures towards central
counterparties
Risk management and control – Credit risk mitigation 104–106
Consolidated financial statements – Note 10 Derivative instruments
– Note 21 Offsetting financial assets and financial liabilities
289–290
330–331
Policies with respect to wrong-way
risk exposures
Risk management and control – Risk concentrations
– Exposure at default
98
107
The effect on the firm of a credit
rating downgrade (i.e. the amount
of collateral the firm would be
required to provide) and the
disclosure on rating actions
Liquidity and funding management – Credit ratings 143
▲

31 December 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR exposure
Semi-annual I
The CCR1 table
below presents the
methods used to
calculate CCR exposure. Compared
with 30 June 2025,
derivative
exposures
subject to
the
IMM
increased
by
USD 4.1bn,
mainly
due
to
higher
levels
of
client
activity
in
the
Investment Bank. Exposures related to the comprehensive approach for CRM for SFTs increased by USD 0.7bn, mainly in
Group Treasury.
These increases were
partly offset by
a decrease of USD
2.5bn in derivative
exposures subject to
SA-CCR,
primarily
from
decreases
in
Global
Wealth
Management
and
the
Investment
Bank,
and
a
decrease
of
USD 2.1bn
in
exposure at default (EAD) post-CRM on SFTs under the VaR approach, mainly driven by roll-offs in Group Treasury.
CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
USD m, except where indicated
Replacement
cost
Potential future
exposure
Effective
EPE
Alpha used for
computing
regulatory EAD
EAD
post-CRM RWA
31.12.25
1 SA-CCR (for derivatives)
7,632
10,024
1.4
24,718
6,167
2 Internal model method (for derivatives)
31,356
1.6
1
50,169
14,178
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)
7,124
3,265
5 VaR (for SFTs)
40,857
6,623
6 Total
122,869
30,232
30.6.25
1 SA-CCR (for derivatives)
9,247
10,212
1.4
27,242
7,329
2 Internal model method (for derivatives)
28,791
1.6
1
46,066
12,825
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)
6,393
3,023
5 VaR (for SFTs)
42,930
6,374
6 Total
122,630
29,551
31.12.24
1 SA-CCR (for derivatives)
8,912
9,615
1.4
25,937
7,887
2 Internal model method (for derivatives)
34,602
1.6
1
55,360
16,111
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)
8,355
2,837
5 VaR (for SFTs)
48,198
7,946
6 Total
137,849
34,780
1 A conservative treatment for the purpose of calculating exposure profiles is applied to material trades with wrong-way risk features, along with an alpha factor of 1.0.
▲
CCR exposure subject to the standardized approach
Semi-annual
|
Starting
with
the
31 December
2022
Pillar 3
Report,
we
have
discontinued
the
disclosure
of
the
“CCR3:
Standardized
approach
–
CCR
exposures
by
regulatory
portfolio
and
risk
weights”
table,
based
on
immateriality,
as
permitted by the general
principles of disclosure of
Swiss Financial Market
Supervisory Authority (FINMA)
Circular 2016/1
(for periods up to
31 December 2024) and the
general principles of disclosure of
the FINMA Ordinance on the
Disclosure
Obligations of Banks and Securities Firms (the
DisO-FINMA) (for periods from 1 January 2025). The
majority of our CCR
exposures
are
subject
to
internal
ratings-based
(IRB)
risk
weights
or
disclosed
separately
when
related
to
central
counterparties (CCPs).
▲
›
Refer to the “CCR4: IRB – CCR exposures by portfolio and PD scale” and the “CCR8: Exposures to central counterparties” tables in
this section for more information about CCR exposures subject to IRB risk weights and
CCPs, respectively

31 December 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR exposure subject to the IRB approach
Semi-annual
|
The
CCR4
table
below
provides
a
breakdown
of
the
key
parameters
used
for
the
calculation
of
capital
requirements under
the IRB approach
,
including the foundation
IRB (F-IRB) approach
under the final
Basel III standards
from 1 January 2025
onward, across FINMA-defined
asset classes. EAD
in this section
represents exposure at default
post
credit risk mitigation.
With the
adoption of
the final
Basel III standards
on 1 January
2025, including
the DisO-FINMA,
new IRB
asset classes
have been introduced, including
asset classes subject to
the F-IRB approach, such
as “Banks – F-IRB”
and “Corporates:
other lending – F-IRB” reflecting
large corporate clients. Consequently,
this semi-annually disclosed table is
limited to the
2025 reporting period.
›
Refer to “Amended FINMA-defined asset classes” in the “Introduction and basis for preparation”
section of the 30 June 2025
Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the amended definition of asset classes as a result of the implementation of the final Basel III standards in
Switzerland
›
Refer to the 31 December 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about previously published CCR4 disclosures
As
of
31 December
2025,
the
asset
class
with
the
largest
exposure,
after
applying
credit
risk
mitigation,
was
the
Corporates: other lending – F-IRB asset class,
reflecting derivatives and securities financing transaction exposures within the
Investment
Bank.
In
addition,
UBS
Group
has
significant
exposures
in
the
Retail:
other
retail
–
A-IRB
asset
class,
representing derivatives in Global Wealth Management.
Compared with 30 June
2025, EAD increased
by USD 1.3bn to
USD 115.0bn across the
various asset classes,
and risk-
weighted assets (RWA) increased by USD 1.5bn to USD 25.1bn.
In
the
Central
governments,
central
banks
and
supranational
organizations
–
A-IRB
asset
class,
EAD
decreased
by
USD 5.3bn to USD 5.3bn, primarily due to roll-offs in Group Treasury. RWA increased by USD 0.1bn to USD 0.3bn.
In
the
Corporates
–
A-IRB
asset
class,
EAD
increased
by
USD 0.2bn
to
USD 5.3bn.
RWA
increased
by
USD 0.1bn
to
USD 2.3bn.
In
the
Retail:
other
retail
–
A-IRB
asset
class,
EAD
decreased
by
USD 1.5bn
to
USD 18.1bn,
and
RWA
decreased
by
USD 0.4bn to USD 2.1bn, mainly due to a decrease in derivative exposures in Global Wealth Management.
In
the
Banks
–
F-IRB
asset
class,
EAD
increased
by
USD 3.8bn
to
USD 27.4bn,
and
RWA
increased
by
USD 0.5bn
to
USD 5.9bn, primarily driven by higher SFT and derivative exposures in Group Treasury and the Investment Bank.
In
the
Public
sector
entities,
multilateral
development
banks
–
F-IRB
asset
class,
EAD
decreased
by
USD 0.3bn
to
USD 2.2bn. RWA were unchanged at USD 0.3bn.
In the Corporates: other lending – F-IRB asset class, EAD increased by USD 4.3bn to USD 56.7bn, and RWA increased by
USD 1.2bn to USD 14.3bn, mainly due to an increase in derivative exposures in the Investment Bank.
›
Refer to the “CCR7: RWA flow statements of CCR exposures
under internal model method (IMM) and value-at-risk (VaR)” table in this section for more information about RWA, including details of movements in CCR RWA

31 December 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
1
Average LGD
in %
2
Average maturity
in years
2
RWA
RWA density
in %
Central governments, central banks and supranational organizations
– A-IRB as of 31.12.25
0.00 to <0.15
5,232
0.0
<0.1
38.1
0.2
255
4.9
0.15 to <0.25
9
0.2
<0.1
50.8
1.0
3
30.1
0.25 to <0.50
29
0.3
<0.1
77.2
0.7
20
67.1
0.50 to <0.75
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal
5,270
0.0
<0.1
38.4
0.2
277
5.3
Central governments, central banks and supranational organizations
– A-IRB as of 30.6.25
0.00 to <0.15
10,455
0.0
<0.1
31.4
0.1
54
0.5
0.15 to <0.25
32
0.2
<0.1
52.9
0.2
7
23.0
0.25 to <0.50
47
0.3
<0.1
87.2
0.9
38
79.7
0.50 to <0.75
0.75 to <2.50
2.50 to <10.00
37
2.6
<0.1
65.3
1.0
56
152.7
10.00 to <100.00
100.00 (default)
Subtotal
10,571
0.0
<0.1
31.8
0.1
155
1.5
Corporates – A-IRB as of 31.12.25
3
0.00 to <0.15
513
0.1
0.2
24.9
1.5
97
18.9
0.15 to <0.25
692
0.2
0.2
22.5
1.3
111
16.1
0.25 to <0.50
804
0.3
0.2
30.7
1.6
341
42.4
0.50 to <0.75
258
0.6
0.2
30.2
1.0
118
45.8
0.75 to <2.50
894
1.2
0.5
27.8
1.0
522
58.5
2.50 to <10.00
2,124
4.0
0.3
11.1
1.5
1,067
50.3
10.00 to <100.00
1
12.9
<0.1
50.1
1.0
2
214.9
100.00 (default)
4
100.0
<0.1
4
100.0
Subtotal
5,289
2.0
1.6
20.7
1.4
2,263
42.8
Corporates – A-IRB as of 30.6.25
3
0.00 to <0.15
661
0.1
0.3
26.5
1.0
82
12.4
0.15 to <0.25
282
0.2
0.2
26.0
1.0
44
15.8
0.25 to <0.50
488
0.3
0.3
38.5
1.0
206
42.2
0.50 to <0.75
645
0.6
0.2
19.5
1.0
256
39.7
0.75 to <2.50
729
1.4
0.5
31.0
1.0
404
55.3
2.50 to <10.00
2,248
3.8
0.3
11.8
1.7
1,129
50.2
10.00 to <100.00
0
12.7
<0.1
49.0
1.0
1
183.4
100.00 (default)
6
100.0
<0.1
6
100.0
Subtotal
5,059
2.1
1.9
20.9
1.3
2,127
42.0
Retail: other retail – A-IRB as of 31.12.25
0.00 to <0.15
14,234
0.1
15.5
32.5
834
5.9
0.15 to <0.25
843
0.2
0.7
30.5
102
12.1
0.25 to <0.50
1,113
0.3
0.9
31.2
243
21.9
0.50 to <0.75
511
0.6
0.7
26.9
114
22.4
0.75 to <2.50
645
1.3
0.8
36.4
292
45.3
2.50 to <10.00
572
4.1
0.3
30.8
257
45.0
10.00 to <100.00
145
18.0
<0.1
68.5
225
155.0
100.00 (default)
2
100.0
<0.1
2
100.0
Subtotal
18,064
0.4
18.9
32.6
2,070
11.5
Retail: other retail – A-IRB as of 30.6.25
0.00 to <0.15
14,243
0.1
18.1
32.4
849
6.0
0.15 to <0.25
1,125
0.2
0.7
28.4
131
11.6
0.25 to <0.50
1,115
0.3
0.8
27.2
215
19.3
0.50 to <0.75
563
0.6
0.6
29.8
151
26.8
0.75 to <2.50
2,226
1.2
0.9
33.0
966
43.4
2.50 to <10.00
250
3.6
0.2
30.8
131
52.4
10.00 to <100.00
26
16.8
<0.1
69.8
43
167.6
100.00 (default)
1
100.0
<0.1
1
100.0
Subtotal
19,548
0.3
21.5
31.9
2,486
12.7
Total – A-IRB 31.12.25
28,622
0.6
20.7
31.4
0.8
4,610
16.1
Total – A-IRB 30.6.25
35,178
0.5
23.4
30.3
0.5
4,768
13.6

31 December 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
1
Average LGD
in %
2
Average maturity
in years
2
RWA
RWA density
in %
Banks – F-IRB as of 31.12.25
0.00 to <0.15
21,824
0.1
0.3
45.0
0.6
3,468
15.9
0.15 to <0.25
3,269
0.2
0.2
45.0
0.8
1,060
32.4
0.25 to <0.50
1,436
0.4
0.1
45.0
0.8
643
44.8
0.50 to <0.75
437
0.6
<0.1
45.0
0.8
287
65.6
0.75 to <2.50
402
1.5
<0.1
45.0
0.7
354
88.0
2.50 to <10.00
57
2.8
<0.1
45.0
0.9
61
108.1
10.00 to <100.00
100.00 (default)
Subtotal
27,425
0.1
0.7
45.0
0.6
5,874
21.4
Banks – F-IRB as of 30.6.25
0.00 to <0.15
18,263
0.1
0.3
45.0
0.6
2,971
16.3
0.15 to <0.25
3,090
0.2
0.2
45.0
0.9
1,052
34.1
0.25 to <0.50
1,405
0.4
0.1
45.0
0.8
667
47.5
0.50 to <0.75
374
0.6
<0.1
45.0
0.6
226
60.4
0.75 to <2.50
464
1.3
<0.1
45.0
0.6
405
87.2
2.50 to <10.00
46
3.0
<0.1
45.0
1.0
51
111.5
10.00 to <100.00
0
10.2
<0.1
45.0
1.0
0
207.2
100.00 (default)
Subtotal
23,641
0.1
0.8
45.0
0.7
5,372
22.7
Public sector entities, multilateral development banks – F-IRB as of 31.12.25
0.00 to <0.15
1,979
0.1
<0.1
45.0
0.5
236
11.9
0.15 to <0.25
139
0.2
<0.1
43.6
1.0
39
28.3
0.25 to <0.50
37
0.4
<0.1
45.0
1.0
18
49.5
0.50 to <0.75
43
0.6
<0.1
45.0
1.0
25
58.9
0.75 to <2.50
0
1.0
<0.1
1.0
2.50 to <10.00
10.00 to <100.00
100.00 (default)
3
100.0
<0.1
3
100.0
Subtotal
2,201
0.2
0.2
44.9
0.6
322
14.6
Public sector entities, multilateral development banks – F-IRB as of 30.6.25
0.00 to <0.15
2,275
0.1
0.1
45.0
0.5
284
12.5
0.15 to <0.25
133
0.2
<0.1
38.2
0.9
32
24.2
0.25 to <0.50
17
0.4
<0.1
45.0
1.0
8
51.4
0.50 to <0.75
40
0.6
<0.1
45.0
1.0
23
58.9
0.75 to <2.50
0
1.2
<0.1
15.7
1.0
0
27.6
2.50 to <10.00
10.00 to <100.00
0
13.0
<0.1
45.0
1.0
0
195.0
100.00 (default)
4
100.0
<0.1
4
100.0
Subtotal
2,469
0.3
0.2
44.6
0.6
353
14.3
Corporates: other lending – F-IRB as of 31.12.25
3
0.00 to <0.15
38,384
0.1
9.9
44.7
0.7
5,342
13.9
0.15 to <0.25
8,491
0.2
3.6
44.8
0.6
2,639
31.1
0.25 to <0.50
4,376
0.4
0.6
44.5
0.5
1,937
44.3
0.50 to <0.75
2,353
0.6
0.5
44.6
0.5
1,484
63.1
0.75 to <2.50
2,810
1.2
0.5
44.6
0.9
2,527
89.9
2.50 to <10.00
318
3.1
0.2
43.8
0.9
376
118.3
10.00 to <100.00
3
13.0
<0.1
40.1
1.0
5
174.3
100.00 (default)
Subtotal
56,733
0.2
15.3
44.7
0.7
14,310
25.2
Corporates: other lending – F-IRB as of 30.6.25
3
0.00 to <0.15
34,768
0.1
10.0
44.9
0.7
4,739
13.6
0.15 to <0.25
8,397
0.2
3.6
44.8
0.6
2,586
30.8
0.25 to <0.50
4,385
0.4
0.6
44.6
0.7
2,028
46.2
0.50 to <0.75
2,599
0.6
0.4
44.3
0.6
1,637
63.0
0.75 to <2.50
1,939
1.3
0.5
44.8
0.7
1,734
89.5
2.50 to <10.00
297
3.0
0.2
44.3
0.8
351
118.3
10.00 to <100.00
0
13.0
<0.1
40.0
1.0
0
173.3
100.00 (default)
0
100.0
<0.1
0
100.0
Subtotal
52,385
0.2
15.3
44.8
0.7
13,076
25.0
Total – F-IRB 31.12.25
86,360
0.2
16.2
44.8
0.6
20,505
23.7
Total – F-IRB 30.6.25
78,495
0.2
16.3
44.9
0.7
18,800
24.0
Total (all asset classes under A-IRB and F-IRB) 31.12.25
114,982
0.3
36.9
41.5
0.7
25,115
21.8
Total (all asset classes under A-IRB and F-IRB) 30.6.25
113,673
0.3
39.8
40.4
0.6
23,568
20.7
1 Numbers of obligors represent an
aggregation of the number of
client relationships in the UBS
infrastructure, along with
the number of client relationships
in the Credit Suisse infrastructure.
RWA calculations are
based on the
applicable rules and
models approved by
FINMA for the
respective legal entities
and infrastructures.
2 Defaulted exposures
disclosed in the
table are excluded
from average loss
given default and
average maturity information
as not relevant
for risk weighting.
Furthermore, Retail
asset classes are
excluded from the
average maturity,
as they are
not subject to
maturity treatment.
3 Includes exposures
to
managed funds.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

Composition of collateral for CCR exposure
Semi-annual |
The CCR5 table
below presents a
breakdown of collateral
posted or received
relating to CCR
exposures from
derivative transactions and SFTs.
Compared with
30 June 2025,
the fair
value of
collateral received
for SFTs
increased by
USD 61.1bn to
USD 883.3bn,
and
the
fair
value
of
posted
collateral
for
SFTs
increased
by
USD 11.9bn
to
USD 643.4bn. The
increases
in
collateral
received for SFTs were mainly related to
equity securities, due
to higher levels
of client activity, primarily in
the Investment
Bank. This was partly offset by decreases in sovereign debt securities.
The increase in posted collateral
for SFTs was mainly related to increases in equity securities, due to higher levels
of client
activity, primarily in the Investment Bank. This increase was also driven by other debt securities,
as well as sovereign debt
securities, and partly offset by decreases in cash collateral driven by overall reduction in balance sheet.
The fair
value of
collateral received
for derivatives
decreased by
USD 6.5bn to
USD 110.5bn. The
fair value
of posted
collateral for derivatives decreased by USD 0.9bn to USD 84.4bn.
CCR5: Composition of collateral for CCR exposure
1
Collateral used in derivative transactions Collateral used in SFTs
Fair value of collateral received
2
Fair value of posted collateral
Fair value of
collateral received
Fair value of
posted collateral
USD m Segregated Unsegregated Total Segregated Unsegregated Total
31.12.25
Cash – domestic currency
2,195
36,248
38,443
4,981
18,977
23,957
38,864
75,871
Cash – other currencies
21
17,858
17,879
4,560
14,195
18,755
17,719
61,513
Sovereign debt
12,637
13,315
25,952
2,742
18,703
21,445
292,959
181,668
Other debt securities
3,877
3,204
7,081
6
2,508
2,513
84,123
57,624
Equity securities
12,724
4,597
17,322
3,422
14,271
17,693
405,745
249,930
Other collateral
3
1,064
2,784
3,848
0
83
83
43,908
16,785
Total
32,519
78,005
110,524
15,710
68,736
84,446
883,318
643,391
30.6.25
Cash – domestic currency
2,143
27,344
29,488
4,472
19,040
23,512
37,913
74,653
Cash – other currencies
24
22,533
22,557
4,871
17,281
22,153
18,669
82,558
Sovereign debt
11,616
11,948
23,564
7,309
11,741
19,049
310,825
179,003
Other debt securities
4,119
7,059
11,178
119
3,716
3,835
74,393
52,852
Equity securities
11,243
11,376
22,619
3,331
13,267
16,598
342,548
227,387
Other collateral
3
621
6,972
7,593
128
96
224
37,870
14,991
Total
29,766
87,233
116,999
20,230
65,140
85,370
822,219
631,446
31.12.24
Cash – domestic currency
1,928
27,154
29,082
3,841
17,164
21,005
31,226
89,952
Cash – other currencies
31
22,380
22,411
5,384
17,349
22,733
15,301
75,200
Sovereign debt
12,221
15,110
27,330
8,263
12,845
21,107
299,610
152,117
Other debt securities
3,357
5,319
8,675
677
2,467
3,144
69,582
53,170
Equity securities
8,781
6,645
15,425
2,873
12,671
15,544
275,770
179,922
Other collateral
3
790
4,098
4,888
144
48
191
34,241
12,641
Total
27,106
80,705
107,811
21,182
62,544
83,725
725,730
563,002
1 This
table includes collateral
received and posted
with and without
the right of
rehypothecation but
excludes securities
placed with
central banks
related to undrawn
credit lines and
for payment,
clearing and
settlement purposes for which there were no associated liabilities or contingent liabilities.
2 Includes collateral received from retail clients supporting Lombard lending and other retail products, where such collateral is recognized under the full standardized approach for derivatives.
3 Includes fund investments, asset-backed securities and mortgage-backed securities.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

Credit derivatives exposures
Semi-annual |
The CCR6 table below presents an overview of credit risk protection bought or sold through credit derivatives.
Compared
with
30 June
2025,
notionals
for
credit
derivatives
for
protection
bought
increased
by
USD 23.4bn
to
USD 102.8bn and notionals for derivatives for protection sold increased by USD 13.8bn to USD 79.9bn, primarily driven by index credit default swaps,
mostly due to higher trading
volumes in the Investment Bank,
partly offset by single-name
credit default swaps reflecting compression activity in the Investment Bank and Group Treasury.
CCR6: Credit derivatives exposures
31.12.25 30.6.25 31.12.24
USD m
Protection
bought
Protection
sold
Protection
bought
Protection
sold
Protection
bought
Protection
sold
Notionals
1
Single-name credit default swaps
30,275
41,562
32,044
46,508
35,796
43,758
Index credit default swaps
64,289
37,548
41,676
19,490
49,917
22,178
Total return swaps
438
231
624
55
909
117
Credit options
7,748
518
5,027
0
4,105
0
Total notionals
102,750
79,859
79,371
66,053
90,728
66,052
Fair values
Derivative financial assets
2,135
1,777
1,225
2,020
1,135
2,001
Derivative financial liabilities
3,952
413
2,995
439
3,279
415
1 Includes notional amounts for client-cleared transactions.
▲
CCR RWA development in the fourth quarter of 2025
Quarterly |
The CCR7 table below
presents a flow statement
explaining movements in CCR
RWA determined under the IMM
for derivatives and the VaR
approach for SFTs
across movement categories defined by the Basel Committee
on Banking
Supervision.
CCR RWA
on derivatives
under the
IMM decreased
by USD 0.3bn
to USD 14.6bn
during the
fourth quarter
of 2025.
Asset size
movements contributed
to an
RWA increase
of USD 1.0bn,
primarily in
the Investment
Bank. Credit
quality
movements contributed to a decrease of USD 0.9bn mainly due to changes in the portfolio mix in the Investment Bank.
Model updates resulted in a decrease of USD 0.4bn.
CCR RWA on
SFTs under
the VaR
approach decreased by
USD 1.5bn to
USD 6.8bn during the
fourth quarter of
2025.
Asset size movements
contributed to an
RWA decrease of
USD 1.1bn, reflecting market-driven
movements, mainly in
the
Investment Bank. Credit quality movements contributed to a USD 0.3bn decrease in RWA, primarily due to decreases in
risk density in the Investment Bank.
›
Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of this report for definitions of CCR RWA movement table components
CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
For the quarter ended 31.12.25 For the quarter ended 30.9.25 For the quarter ended 30.6.25 For the quarter ended 31.3.25
USD m Derivatives SFTs Total Derivatives SFTs Total Derivatives SFTs Total Derivatives SFTs Total
Subject to
IMM
Subject
to VaR
Subject to
IMM
Subject
to VaR
Subject to
IMM
Subject
to VaR
Subject to
IMM
Subject
to VaR
1
RWA as of the beginning of
the quarter
14,941
8,253
23,194
13,197
6,544
19,741
12,684
6,358
19,042
16,397
8,107
24,504
2 Asset size
990
(1,127)
(138)
560
742
1,302
(95)
103
9
(2,165)
(1,346)
(3,510)
3 Credit quality of counterparties
(929)
(303)
(1,231)
987
1,002
1,989
(129)
(170)
(299)
(36)
520
484
4 Model updates
(376)
(376)
5
(10)
(5)
176
176
(295)
866
571
5
Methodology and policy
250
250
21
(97)
(76)
(1,492)
(1,897)
(3,389)
5a of which: impact from the
implementation of final
Basel III standards
(1,492)
(1,897)
(3,389)
5b of which: others
250
250
21
(97)
(76)
6 Acquisitions and disposals
7 Foreign exchange movements
(3)
(26)
(28)
(59)
(25)
(84)
540
350
890
275
108
383
8 Other
9 RWA as of the end of the
quarter
14,623
6,798
21,421
14,941
8,253
23,194
13,197
6,544
19,741
12,684
6,358
19,042
▲

31 December 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

Exposures to CCPs
Semi-annual |
The CCR8 table below presents a breakdown of exposures to CCPs and related RWA.
Compared with 30 June
2025, exposures to qualifying CCPs increased by USD 3.2bn to USD 36.1bn, primarily in the Investment Bank.
CCR8: Exposures to central counterparties
31.12.25 30.6.25 31.12.24
USD m EAD (post-CRM) RWA EAD (post-CRM) RWA EAD (post-CRM) RWA
1 Exposures to QCCPs (total)
1
36,146
2,145
32,933
1,720
55,868
1,959
2 Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which
30,759
592
27,828
501
28,585
481
3 (i) OTC derivatives
3,651
73
3,009
60
4,623
88
4 (ii) Exchange-traded derivatives
20,604
409
17,675
314
15,744
229
5 (iii) Securities financing transactions
6,503
110
7,144
126
8,217
164
6 (iv) Netting sets where cross-product netting has been approved
7 Segregated initial margin
8 Non-segregated initial margin
2
2,355
43
2,227
75
24,132
95
9 Pre-funded default fund contributions
3,033
1,510
2,878
1,144
3,152
1,382
10 Unfunded default fund contributions
11 Exposures to non-QCCPs (total)
521
661
444
633
370
444
12 Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which
466
466
345
345
336
336
13 (i) OTC derivatives
14 (ii) Exchange-traded derivatives
401
401
219
219
282
282
15 (iii) Securities financing transactions
65
65
125
125
53
53
16 (iv) Netting sets where cross-product netting has been approved
17 Segregated initial margin
18 Non-segregated initial margin
2
21
21
82
82
7
7
19 Pre-funded default fund contributions
28
101
9
118
23
49
20 Unfunded default fund contributions
3
6
73
7
88
4
52
1 Qualifying central counterparties (QCCPs) are entities that are licensed by regulators to operate as CCPs and meet the requirements outlined in the FINMA Ordinance on the Credit Risk of Banks and Securities Firms
(the CreO-FINMA).
2 Exposures associated with initial margin, where the exposures are measured under the IMM or the VaR approach, have been included within the exposures for trades (refer to line 2 for QCCPs
and line
12 for
non-QCCPs). The
exposures for
non-segregated initial
margin (refer
to line
8 for
QCCPs and
line 18
for non-QCCPs),
i.e. not
bankruptcy remote
in accordance
with the
CreO-FINMA, reflect
the
replacement costs
under the
standardized approach
for CCR (SA-CCR)
multiplied by
an alpha factor
of 1.4. The
RWA reflect
the exposure multiplied
by the
applied risk weight
of derivatives.
Under the
SA-CCR,
collateral posted to a segregated, bankruptcy-remote account does not increase the value of replacement costs.
3 Excludes unfunded default fund contributions that are not subject to RWA calculations in line with current regulatory guidance.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Credit valuation adjustment

Credit valuation adjustment
Introduction
The
credit
valuation
adjustment
(CVA)
capital
charge
covers
the
risk
of
mark-to-market
losses
associated
with
the
deterioration of counterparty
credit quality. We
apply the standardized
approach for calculating
CVA capital
requirements
(SA-CVA) on positions
where we generally
use the internal
model method
to derive
the exposure
at default for
derivatives
and the
full basic
approach (BA-CVA)
for all
other positions.
As we
have introduced
the full
BA-CVA and
the SA-CVA
from 1 January 2025, no comparative-period information for 31 December 2024 is available.
›
Refer to “Overview of risk-weighted assets and capital requirements” in the “Overview of risk-weighted assets” section of this
report for the materiality of BA-CVA
and SA-CVA risk-weighted assets (RWA)
and capital requirements
CVAA: General qualitative disclosure requirements related to CVA
Risk management objectives and policies related to CVA risk
Annual |
UBS has implemented a
comprehensive framework to identify, measure, monitor and
control CVA risks in line with
industry practice and the regulatory standards of the Basel Committee on Banking Supervision (the BCBS).
Measurement and
monitoring of
CVA risks
are supported
by the
SA-CVA calculator,
which captures
eligible exposures
and hedges. Hedging
policies adhere
to the BCBS
CVA framework,
with eligibility
criteria for CVA
hedges clearly specified
and subject to extensive governance controls.
Hedging strategies, which
include utilizing credit
default swaps
(CDS) and index
CDS instruments, are
implemented in
line with regulatory standards. All eligible external CVA hedges are excluded from market risk capital calculations, while ineligible hedges
are
treated as
trading book
instruments. UBS
enforces strict
booking controls,
requiring appropriate
approval and additional
governance for new or
complex trades. The
effectiveness of hedges
is continuously monitored
through UBS’s control framework, ensuring alignment with both regulatory obligations and internal risk appetite.
›
Refer to “Risk governance” in the “Risk management and control” section of the UBS Group Annual Report 2025, available
under “Annual reporting” at ubs.com/investors , for more information
▲
CVAB: Qualitative disclosures for banks using the SA-CVA
Description of the bank’s CVA risk management framework
Annual |
CVA
risk
is
identified
through
a
combination
of
quantitative
models
and
qualitative
assessments.
UBS
utilizes
advanced
risk
analytics
to
estimate
potential
credit
exposures
and
the
impact
of
counterparty
credit
spreads
on
the
valuation of
derivative portfolios.
CVA
is measured
using market-standard
methodologies, incorporating
both current
and potential future exposure, as well as market-implied credit spreads.
›
Refer to “Risk appetite framework” and “Stress testing” in the “Risk management and control”
section of the UBS Group Annual
Report 2025, available under “Annual reporting” at ubs.com/investors , for more information
Overview of the governance of the CVA risk management framework
Monitoring and governance are
maintained through dedicated committees
and policies, ensuring continuous
oversight
of CVA risks.
Senior management at
UBS play an
active and integral
role in
the CVA
risk management framework.
They periodically
review CVA
risk exposures, hedging strategies, regulatory capital allocation and key regulatory submissions, and ensure
adherence to internal policies, controls and procedures.
›
Refer to “Risk governance”, “Internal risk reporting” and “Model risk” in the “Risk management and control” section of the UBS
Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information
▲
Full basic approach for CVA
Semi-annual |
The CVA2 table below shows the components used for the computation of capital requirements under the full
BA-CVA for
CVA risk.
BA-CVA RWA
decreased by
USD 1.3bn to
USD 4.3bn in
the second
half of
2025, primarily
reflecting
risk mitigation,
roll-offs and market-driven movements.

31 December 2025 Pillar 3 Report |
UBS Group | Credit valuation adjustment

CVA2: The full basic approach for CVA
(BA-CVA)
USD m
Capital
requirements
under BA-CVA RWA
31.12.25
1 K
Reduced
419
5,243
2 K
Hedged
316
3,950
3 Total
1
342
4,274
30.6.25
1 K
Reduced
471
5,893
2 K
Hedged
437
5,457
3 Total
1
445
5,566
1 Total is calculated as the sum of 75% K
Hedged
plus 25% K
Reduced
.
▲
Standardized approach for CVA
Semi-annual |
The CVA3 table
below provides the
components used for
the computation of
capital requirements under
the
SA-CVA for CVA risk.
CVA3: The standardized approach for CVA
(SA-CVA)
USD m, except where indicated
Capital
requirements
under SA-CVA RWA
Number of
counterparties
31.12.25
1 Interest rate risk
49
612
2 Foreign exchange risk
32
402
3 Reference credit spread risk
4
45
4 Equity risk
12
153
5 Commodity risk
2
23
6 Counterparty credit spread risk
269
3,364
7 Total
368
4,600
12,526
30.6.25
1 Interest rate risk
37
457
2 Foreign exchange risk
31
390
3 Reference credit spread risk
6
71
4 Equity risk
6
79
5 Commodity risk
1
16
6 Counterparty credit spread risk
266
3,327
7 Total
347
4,338
12,137
▲
SA-CVA RWA development in the fourth quarter of 2025
Quarterly |
The CVA4 table below shows the movements
in RWA for CVA risk determined under the SA-CVA. SA-CVA RWA
decreased by USD 0.7bn to USD 4.6bn during the
fourth quarter of 2025, due to an increase
in hedges and a decrease
in counterparty exposures.
CVA4: RWA
flow statements of CVA risk exposures under SA-CVA
USD m Total RWA
1 RWA as of 31.3.25
4,256
2 RWA as of 30.6.25
4,338
3 RWA as of 30.9.25
5,342
4 RWA as of 31.12.25
4,600
▲
Securitizations
SECA: Qualitative disclosure requirements related to securitization exposures
Introduction
Annual |
This section provides details
of traditional and synthetic
securitization exposures in the
banking and trading book
based on the Basel
III securitization framework.

31 December 2025 Pillar 3 Report |
UBS Group | Securitizations

In a traditional securitization a pool of loans (or other debt instruments)
is typically transferred to structured entities that
have been established
to own the
pool and to
issue tranched securities to
third-party investors referencing
this pool of
loans. In a synthetic securitization
legal ownership of securitized
pools of assets is typically
retained, but associated credit
risk is
transferred to
structured entities,
typically through
guarantees, credit
derivatives or
credit-linked notes.
In both
traditional and synthetic securitizations
risk is dependent on
the seniority of the
retained interest and the
performance of
the underlying asset pool.
Objectives, roles and involvement
Securitization in the banking book
UBS is
active in
various roles
in relation
to securitization
activity, including originator
and investor, mainly
via its
Investment
Bank and
Personal &
Corporate Banking business
divisions. Securitization
exposures in
the banking
book are
aimed at
reducing
or
limiting
risk
and
commensurately
releasing
capital
in
accordance
with
the
Basel
rules
by
securitizing
the
underlying assets.
Structures originated
by UBS
typically provide
protection against
loss related
to specific
credit exposures
(e.g.
loans,
loan
commitments
or
debt
instruments)
by
creating
synthetic
securitization
tranches
on
the
underlying
reference portfolio. Such
transactions usually
consist of first
loss protection provided
by a third
party and typically
a senior
tranche retained by UBS. Structures may additionally entail a mezzanine tranche. First loss and mezzanine tranches may
be
fully
funded
or
partially
funded.
Significant
risk
transfers
through
synthetic
securitization
are
subject
to
separate
specific risk limits under the authority
of the Board of Directors for the overall
Group, with sub-limits under the authority
of
the
Group
Chief
Risk
Officer
for
Personal
&
Corporate
Banking
and
the
Investment
Bank.
Synthetic
securitization
exposure
originated by
UBS in
the banking
book was
USD 6.4bn at
the end
of the
fourth quarter
of 2025,
with the
majority of the risk-weighted assets (RWA) impact reflected in the Investment Bank.
As originator, we create or purchase financial assets (e.g. commercial mortgages or corporate loans), and then securitize
them in a traditional or synthetic
transaction that achieves significant risk
transfer to third-party investors. As
an investor,
we have securitization transactions in
the banking book referencing different
types of underlying assets, predominantly
real estate loans (commercial and residential).
Securitization in the trading book
Securitizations held
in
the
trading
book are
part
of
trading activities,
including
market-making
and
client facilitation.
These holdings may also
result from the
retention of certain
securitization positions held as
an investor,
including from
securitizations we may
have originated or
sponsored. In
the trading
book, securitization and
re-securitization positions
are measured at fair value, reflecting market prices where available, or based on our internal pricing models.
Type of structured entities and affiliated entities involved in securitization transactions
For securitization transactions,
the type of structured
entities including special purpose vehicles
employed is selected as
appropriate
based
on
the
type
of
transaction
undertaken. Examples
include
limited
liability
companies,
common
law
trusts and depositor entities.
›
Refer to “Note 27 Interests in subsidiaries and other entities” in the “Consolidated financial statements”
section of the UBS Group
Annual Report 2025, available under ”Annual reporting” at ubs.com/investors , for more information about interests in structured entities
Managing and monitoring of the credit and market risk of securitization positions
The banking book securitization portfolio is subject to risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide stress-testing metrics.
Trading book securitization
positions are subject
to multiple risk
limits, such as
management value-at-risk (VaR)
and stress
limits, as
well as
market value
limits. However,
regulatory VaR
excludes credit
spread risks
from the
securitization portfolio,
which are treated instead under the securitization approach for regulatory purposes.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2025, available under ”Annual reporting” at
ubs.com/investors , for more information about management and monitoring of credit and market risk
Accounting policies
Refer
to
“Consolidation”
in
“Note
1
Summary
of
material
accounting
policies”
in
the
“Consolidated
financial
statements” section of
the UBS
Group Annual
Report 2025,
available under ”Annual
reporting” at
ubs.com/investors ,
for information about accounting policies that relate to securitization activities.
Regulatory capital treatment of securitization structures
For
banking
book
securitizations,
the
regulatory
capital
requirements
are
calculated
using
the
following
hierarchy
of
approaches: the securitization internal ratings-based approach, the securitization external ratings-based approach or the
securitization standardized approach.
Otherwise, a 1,250% risk
weight is applied as
a fallback. External ratings used
in
regulatory capital calculations for securitization risk exposures in the banking book are obtained from Fitch, Moody’s or
S&P.
For trading book securitizations, the regulatory capital requirements are calculated using the market risk framework.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Securitizations

Securitization exposures in the banking and trading books
Semi-annual |
The SEC1 table shows
the balance sheet carrying values
of securitization exposures in
the banking book as
of
31 December
2025,
30 June
2025
and
31 December
2024,
respectively.
For
synthetic
securitizations,
the
amounts
disclosed reflect the
net exposure at
default on retained positions.
The securitization activity is
further broken down by
role (originator, sponsor or
investor) and
by securitization
type (traditional
or synthetic).
The SEC3
and SEC4
tables provide
the regulatory capital requirements associated with the banking book securitization exposures differentiated by our role in the securitization.
Securitization
exposures
in
the
trading
book
resulted
in
USD 0.1bn
RWA
as
of
31 December
2025.
Due
to
the
low
materiality,
we
have
discontinued
the
disclosure
of
the
“SEC2:
Securitization
exposures
in
the
trading
book”
table,
starting with the 30 June 2025 Pillar 3 Report, as permitted by the general principles of disclosure of the Swiss Financial
Market Supervisory Authority (FINMA) Ordinance on the Disclosure Obligations of Banks and Securities Firms.
›
Refer to “Market risk under standardized approach” in the “Market risk” section of this report for more information about RWA
of trading book securitizations
Development of securitization exposures in the second half of 2025
Compared with
30 June 2025,
securitization exposures
in the
banking book
decreased by
USD 7.9bn to
USD 23.6bn,
primarily due to the reduction in synthetic securitization in Personal & Corporate Banking.
SEC1: Securitization exposures in the banking book
1
Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
31.12.25
Asset classes
1 Retail (total)
4,172
4,172
4,172
2 of which: residential mortgage
4,172
4,172
4,172
3 of which: credit card receivables
4 of which: other retail exposures
2
5 Wholesale (total)
537
6,380
6,917
12,547
12,547
19,464
6 of which: loans to corporates or SME
370
5,359
5,729
8,866
8,866
14,596
7 of which: commercial mortgage
2,298
2,298
2,298
8 of which: lease and receivables
167
167
167
9 of which: other wholesale
1,021
1,021
1,383
1,383
2,403
10 Re-securitization
11
Total securitization / re-securitization
(including retail and wholesale)
537
6,380
6,917
16,719
16,719
23,637
30.6.25
Asset classes
1 Retail (total)
130
130
5,078
5,078
5,207
2 of which: residential mortgage
91
91
5,070
5,070
5,161
3 of which: credit card receivables
4 of which: other retail exposures
2
38
38
8
8
46
5 Wholesale (total)
557
15,792
16,349
10,027
10,027
26,376
6 of which: loans to corporates or SME
383
10,229
10,612
6,217
6,217
16,829
7 of which: commercial mortgage
4,856
4,856
1,829
1,829
6,685
8 of which: lease and receivables
9 of which: other wholesale
174
707
881
1,981
1,981
2,862
10 Re-securitization
11 Total securitization / re-securitization
(including retail and wholesale)
557
15,922
16,479
15,105
15,105
31,584
31.12.24
Asset classes
1 Retail (total)
186
127
313
6
6
4,117
4,117
4,436
2 of which: residential mortgage
83
83
6
6
3,445
3,445
3,534
3 of which: credit card receivables
4 of which: other retail exposures
2
186
45
230
673
673
903
5 Wholesale (total)
159
18,797
18,956
353
353
7,666
7,666
26,975
6 of which: loans to corporates or SME
13,288
13,288
5,274
5,274
18,562
7 of which: commercial mortgage
5,509
5,509
683
683
6,192
8 of which: lease and receivables
9 of which: other wholesale
159
159
352
352
1,709
1,709
2,220
10 Re-securitization
3
3
3
11
Total securitization / re-securitization
(including retail and wholesale)
344
18,924
19,268
359
359
11,786
11,786
31,414
1 From the
second quarter of
2025 onward, we
have refined our
disclosure approach by
reclassifying certain exposures
where the bank
acts as an
investor previously reported
under “other wholesale”
into more
granular asset classes.
2 Includes unsecured consumer loans, solar leases and automobile loans.

31 December 2025 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total
capital
charge
after cap Capital charge after cap
31.12.25 ≤20% RW
>20% to
50% RW
>50% to
100%
RW
>100% to
<1,250%
RW
1,250%
RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures
6,901
6,505
258
18
104
17
6,531
353
17
1,784
1,106
470
209
143
88
38
17
2 Traditional securitization
521
230
152
18
104
17
151
353
17
752
73
470
209
60
6
38
17
3 of which: securitization
521
230
152
18
104
17
151
353
17
752
73
470
209
60
6
38
17
4 of which: retail underlying
5 of which: wholesale
521
230
152
18
104
17
151
353
17
752
73
470
209
60
6
38
17
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
6,380
6,274
106
6,380
1,033
1,033
83
83
10 of which: securitization
6,380
6,274
106
6,380
1,033
1,033
83
83
11 of which: retail underlying
12 of which: wholesale
6,380
6,274
106
6,380
1,033
1,033
83
83
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
30.6.25
Asset classes
1 Total exposures
16,461
16,130
174
18
120
20
16,078
363
20
3,524
2,776
503
244
285
225
40
20
2 Traditional securitization
539
222
172
18
108
20
156
363
20
818
71
503
244
66
6
40
20
3 of which: securitization
539
222
172
18
108
20
156
363
20
818
71
503
244
66
6
40
20
4 of which: retail underlying
5 of which: wholesale
539
222
172
18
108
20
156
363
20
818
71
503
244
66
6
40
20
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
15,922
15,908
1
12
15,922
2,705
2,705
219
219
10 of which: securitization
15,922
15,908
1
12
15,922
2,705
2,705
219
219
11 of which: retail underlying
130
129
130
23
23
2
2
12 of which: wholesale
15,792
15,779
1
12
15,792
2,682
2,682
218
218
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

31 December 2025 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor (continued)
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total
capital
charge
after cap Capital charge after cap
31.12.24 ≤20% RW
>20% to
50% RW
>50% to
100%
RW
>100% to
<1,250%
RW
1,250%
RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures
19,593
18,992
249
165
161
25
19,065
364
144
20
4,661
3,547
687
174
253
367
284
52
12
20
2 Traditional securitization
669
285
40
165
154
25
141
364
144
20
1,188
73
687
174
253
90
6
52
12
20
3 of which: securitization
669
285
40
165
154
25
141
364
144
20
1,188
73
687
174
253
90
6
52
12
20
4 of which: retail underlying
191
88
23
5
49
25
27
144
20
477
51
174
252
33
12
20
5 of which: wholesale
478
197
17
160
105
141
337
710
73
637
57
6
51
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
18,924
18,708
209
7
18,924
3,474
3,474
277
278
10 of which: securitization
18,924
18,708
209
7
18,924
3,474
3,474
277
278
11 of which: retail underlying
127
127
0
127
23
23
2
2
12 of which: wholesale
18,797
18,580
209
7
18,797
3,450
3,450
276
276
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

31 December 2025 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.25 ≤20% RW
>20% to
50% RW
>50% to
100%
RW
>100% to
<1,250%
RW
1,250%
RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures
16,719
15,344
1,064
278
22
12
797
1,827
14,084
12
3,045
224
366
2,308
147
241
16
29
185
12
2 Traditional securitization
16,719
15,344
1,064
278
22
12
797
1,827
14,084
12
3,045
224
366
2,308
147
241
16
29
185
12
3 of which: securitization
16,719
15,344
1,064
278
22
12
797
1,827
14,084
12
3,045
224
366
2,308
147
241
16
29
185
12
4 of which: retail underlying
4,172
3,360
811
4,172
697
697
56
56
5 of which: wholesale
12,547
11,984
253
278
22
12
797
1,827
9,912
12
2,348
224
366
1,611
147
186
16
29
129
12
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
30.6.25
Asset classes
1 Total exposures
15,123
10,725
4,036
326
27
10
752
1,262
13,099
10
2,704
208
44
2,341
111
237
17
24
187
10
2 Traditional securitization
15,123
10,725
4,036
326
27
10
752
1,262
13,099
10
2,704
208
44
2,341
111
237
17
24
187
10
3 of which: securitization
15,123
10,725
4,036
326
27
10
752
1,262
13,099
10
2,704
208
44
2,341
111
237
17
24
187
10
4 of which: retail underlying
5,095
1,532
3,534
3
27
35
5,060
1,009
31
977
86
3
84
5 of which: wholesale
10,027
9,193
502
323
10
752
1,227
8,039
10
1,696
208
13
1,364
111
151
17
21
104
10
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

31 December 2025 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor (continued)
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.24 ≤20% RW
>20% to
50% RW
>50% to
100%
RW
>100% to
<1,250%
RW
1,250%
RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures
11,919
9,330
2,176
265
120
29
1,039
10,851
28
2,846
331
2,164
350
227
27
172
29
2 Traditional securitization
11,919
9,330
2,176
265
120
29
1,039
10,851
28
2,846
331
2,164
350
227
27
172
29
3 of which: securitization
11,916
9,330
2,176
265
120
26
1,039
10,851
25
2,812
331
2,164
316
225
27
172
26
4 of which: retail underlying
4,196
2,682
1,503
1
10
45
4,151
818
26
792
0
66
2
64
5 of which: wholesale
7,720
6,647
674
264
110
26
995
6,700
25
1,995
306
1,372
316
159
24
109
26
6 of which: re-securitization
3
3
3
34
34
3
3
7 of which: senior
3
3
3
34
34
3
3
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
▲

31 December 2025 Pillar 3 Report |
UBS Group | Market risk

Market risk
Introduction
The final
Basel III standards
on the
minimum capital
requirements for
market risk
of the
Basel Committee
on Banking
Supervision,
known
as
the
Fundamental
Review
of
the
Trading
Book
(the
FRTB)
framework,
entered
into
force
in
Switzerland
on
1 January
2025.
We
currently
apply
the standardized
approach
of
the
FRTB
framework, in
which
the
minimum
market
risk
capital
requirements
are
computed
on
the
basis
of
three
components:
the
sensitivities-based
method (the
SBM), the
default risk
charge (the
DRC) and
the residual
risk add-on
(the RRAO).
The SBM
captures the
delta,
vega
and
curvature
risk
of
the
underlying
trading
positions,
and
the
DRC
captures
the
jump-to-default
risk
in
positions subject to equity and credit risk. In addition, positions that may not be adequately capitalized by the SBM and
the DRC also attract an
RRAO charge. The new
FRTB framework replaced the
value-at-risk (VaR)- and stressed
VaR-based
Basel 2.5 market risk framework.
General information about market risk
Annual |
The table below presents an overview of Pillar 3 disclosures that are provided separately in the UBS Group
Annual
Report 2025, available under “Annual reporting” at ubs.com/investors .
MRA: Qualitative disclosure requirements related to market risk
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual
Report 2025 page
number
Strategies and processes of the
bank for market risk
Risk management and control – Risk appetite framework
– Market risk
–
Overview of measurement, monitoring and
management techniques
–
Market risk stress loss, Value
-at-risk
94–96
112
112–115
Consolidated financial statements – Note 10 Derivative instruments 289–290
Structure and organization of the
market risk management function
Risk management and control –
Risk governance
– Key risks by business division and Group functions
– Market risk –
Overview of measurement, monitoring and
management techniques
92–94
92
112
Scope and nature of risk reporting
and measurement systems
Risk management and control – Internal risk reporting
– Main sources of market risk, Overview of measurement,
monitoring and management techniques
94
111–112
▲
Market risk under standardized approach
Semi-annual |
The MR1 table
below shows the
components of market
risk risk-weighted assets
(RWA) under the standardized
approach. Market risk RWA under
the standardized approach decreased
by USD 6.7bn to USD 23.8bn
in the second half
of 2025,
mainly driven
by asset
size and
other movements
in the
Investment Bank’s
Global Markets
business and
de-
risking
within Non-core
and Legacy.
As
we
have
introduced the
standardized approach
of
the FRTB
framework from
1 January 2025, no comparative-period information for 31 December 2024 is available.
›
Refer to the 31 December 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about previously published MR1 disclosures
MR1: Market risk under standardized approach
RWA in standardized approach
USD m 31.12.25 30.6.25
1 General interest rate risk
2,218
5,220
2 Equity risk
4,611
7,399
3 Commodity risk
1,716
761
4 Foreign exchange risk
2,703
1,475
5 Credit spread risk – non-securitizations
2,258
2,903
6 Credit spread risk – securitizations (non-correlation trading portfolio)
16
20
7 Credit spread risk – securitizations (correlation trading portfolio)
0
0
8 Default risk – non-securitizations
4,145
4,353
9 Default risk – securitizations (non-correlation trading portfolio)
49
169
10 Default risk – securitizations (correlation trading portfolio)
0
0
11 Residual risk add-on
5,780
7,782
12 Internal risk transfers
1
259
386
13 Total
23,756
30,469
1 Internal risk transfer charge refers to the capital requirement calculated for the risk transferred between the banking book and the trading book, typically for hedging purposes.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Operational risk

Operational risk
Introduction
The final
Basel III standards on
the operational
risk capital requirements
entered into force
in Switzerland on
1 January
2025. With
the adoption
of these
standards the
standardized approach
for determining
operational risk
regulatory capital
was
implemented.
The
standardized
approach
is
based
on
the
business
indicator
component,
which
is
derived
from
average revenue-based
indicators over
a period
of
three years,
and the
internal loss
multiplier, which
is derived
from
average historical operational
losses over a
period of ten
years. The new
framework replaced the
advanced measurement
approach.
General information about operational risk
Annual |
The table below presents an overview of Pillar 3 disclosures that are provided separately in the UBS Group Annual
Report 2025, available under ”Annual reporting” at ubs.com/investors .
ORA: General qualitative information on a bank’s operational risk framework
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual
Report 2025 page
number
Policies, frameworks and guidelines
for the management of operational
risk
Risk management and control – Risk appetite framework
– Non-financial risk
–
Operational risk
–
Non-financial risk framework
–
Cybersecurity and information security
94–96
126–127
127
128–129
Structure and organization of the
operational risk management and
control function
Risk management and control – Risk governance
–
Non-financial risk framework
92–94
127
Operational risk measurement
system
Risk management and control – Non-financial risk capital measurement 129
Scope and context of the reporting
on operational risk to executive
management and to the Board of
Directors
Risk management and control – Internal risk reporting
– Non-financial risk framework
94
127
Material inherent risks that the bank
is exposed to
Risk management and control – Top and emerging risks
– Risk categories
– Non-financial risk framework
88–89
90–91
127
Risk mitigation and risk transfer
used
Risk management and control – Risk appetite framework
– Non-financial risk –
Operational risk
– Non-financial risk framework
94–96
126–127
127
▲
Operational risk regulatory capital
Historical losses
Annual |
The OR1 table presents the aggregate operational losses incurred over the past 10 years, based on the accounting date of the loss incurred.
Litigation, regulatory
and
similar
matters (LRSM)
notably contributed
to
the
non-financial risk
loss profile
and
related
bookings in 2025.
In conformance with
regulatory guidance, loss
exclusions have been
made on an
exceptional basis and
mainly relate to residential
mortgage-backed securities (RMBS)
losses that were incurred
prior to 2021. Losses
from other
discontinued
businesses
within
Non-Core
and
Legacy
currently
remain
in
the
10-year
loss
history
window,
with
the
majority of these scheduled to roll off only after 2030, assuming no accelerated release.
›
Refer to “Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about the portfolio of disclosed LRSM

31 December 2025 Pillar 3 Report |
UBS Group | Operational risk

OR1: Historical losses
USD m, except where indicated
2025 2024 2023 2022 2021 2020 2019 2018 2017 2016
Ten-year
average
Using CHF 25,000 threshold
1 Total amount of operational losses net of
recoveries (no exclusions)
931
2,047
2,946
2,070
2,733
1,843
1,093
1,226
883
5,090
2,086
2 Total number of operational risk losses
1,050
1,195
1,303
1,671
1,986
2,356
2,338
2,229
1,811
1,997
1,794
3 Total amount of excluded operational risk
losses
0
0
0
206
0
968
333
26
56
3,228
482
4 Total number of exclusions
0
0
0
1
0
4
3
4
6
32
5
5 Total amount of operational losses net of
recoveries and net of excluded losses
931
2,047
2,946
1,863
2,733
875
760
1,200
827
1,863
1,604
Using CHF 125,000 threshold
6 Total amount of operational losses net of
recoveries (no exclusions)
895
2,015
2,912
2,031
2,691
1,776
1,027
1,162
835
5,024
2,037
7 Total number of operational risk losses
415
531
564
693
815
959
1,019
1,008
849
860
771
8 Total amount of excluded operational risk
losses
0
0
0
206
0
968
333
26
56
3,228
482
9 Total number of exclusions
0
0
0
1
0
4
3
4
6
32
5
10 Total amount of operational losses net of
recoveries and net of excluded losses
895
2,015
2,912
1,825
2,691
808
694
1,136
779
1,796
1,555
Details of operational risk capital calculation
11 Are losses used to calculate the ILM
(yes / no)?
yes
12 If “no” in row 11, is the exclusion of internal
loss data due to non-compliance with the
minimum loss data standards (yes / no)?
13 Loss event threshold: CHF 25,000 or CHF
125,000 for the operational risk capital
calculation if applicable
CHF 25,000
▲
Business indicator and subcomponents
Annual
|
The
OR2
table
outlines
the
business
indicator
and
its
sub-components
that
guide
the
operational
risk
capital
calculation.
OR2: Business indicator and subcomponents
USD m
2025 2024 2023
BI and its subcomponents
1
Interest, lease and dividend component
7,061
1a
Interest and lease income
42,511
52,857
52,315
1b
Interest and lease expense
(36,339)
(47,658)
(46,106)
1c Interest earning assets
1,260,433
1,187,117
1,354,898
1d
Dividend income
1,386
1,279
937
2
Services component
29,865
2a
Fee and commission income
29,992
27,671
25,852
2b
Fee and commission expense
(2,669)
(2,592)
(2,579)
2c
Other operating income
672
777
2,008
2d
Other operating expense
(1,249)
(2,480)
(2,350)
3
Financial component
12,687
3a
Net P&L on the trading book
10,272
9,385
7,773
3b
Net P&L on the banking book
2,201
4,509
3,921
4 Business indicator (BI)
49,612
5
Business indicator component (BIC)
7,464
Disclosure on the BI:
6a
BI gross of excluded discontinued operations
49,612
6b
Reduction in BI due to excluded discontinued operations
0
▲

31 December 2025 Pillar 3 Report |
UBS Group | Operational risk

Minimum required operational risk capital
Annual |
The OR3 table
outlines the operational risk
capital requirements based
on the business
indicator component and
the internal loss multiplier.
As of 31 December
2025, operational risk
RWA amounted to
USD 135.4bn, with the
business indicator component
of
USD 7.5bn resulting
in operational
risk RWA
of USD 93.3bn.
The internal
loss multiplier
(ILM) of
1.45 contributed
an
additional USD 42.1bn operational risk
RWA. The current application
of the ILM is
driving materially higher operational
risk
RWA
than
we
would
expect
under
the
corresponding
implementations
in
the
UK,
the
EU
and
the
US,
where
authorities are expected to
set the ILM at
1. In that scenario,
operational risk RWA would
be driven by the
revenue-based
business indicators alone, which would decrease operational risk RWA by USD 42.1bn.
OR3: Minimum required operational risk capital
USD m, except where indicated
31.12.25
1
Business indicator component (BIC)
7,464
2
Internal loss multiplier (ILM)
1.45
3
Minimum required operational risk capital (ORC)
10,834
4
Operational risk RWA (ORC*12.5)
135,425
▲
Interest rate risk in the banking book
General information about interest rate risk in the banking book
Annual |
The table below presents an overview
of Pillar 3 disclosures related to interest rate risk
in the banking book (IRRBB)
that
are
provided
separately
in
the
UBS
Group
Annual
Report
2025,
available
under
“Annual
reporting”
at
ubs.com/investors .
IRRBBA: IRRBB risk management objectives and policies
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual
Report 2025 page
number
Definition of IRRBB for the purposes
of risk management and risk
measurement
Risk management and control
–
Sources of interest rate risk in the banking book 115
Description of the overall IRRBB
management and mitigation
strategies
Risk management and control
–
Interest rate risk in the banking book
–
Risk management
and governance
115
Frequency of the calculation of the
key IRRBB measures and a
description of the specific measures
used to estimate the sensitivity to
IRRBB
Risk management and control – Interest rate risk in the banking book –
Risk management
and governance
115
Description of the interest rate
shock and stress scenarios
Risk management and control – Interest rate risk in the banking book –
Economic value of
equity sensitivity, Net interest income sensitivity
116–117
Description of how the bank hedges
its IRRBB, including the associated
accounting treatment
Risk management and control – Interest rate risk in the banking book
–
Effect of interest rate
changes on shareholders
’
equity and CET1 capital
116
Description of significant modelling
and parameter assumptions used in
the calculation of ΔEVE and ΔNII
Risk management and control
–
Interest rate risk in the banking book –
Key modelling
assumption
115–116
Economic value and net interest income sensitivity
The
interest
rate
risk
sensitivity
figures
presented
in
the
IRRBB1
table
below
represent
the
effect
of
six
interest
rate
scenarios defined
by the
Swiss Financial
Market Supervisory
Authority (FINMA)
on the
economic value
of equity
(EVE),
which represents the
present value of
future cash flows
related to the
banking book
irrespective of accounting
treatment.
EVE sensitivity excludes any
modeled duration assigned to equity, goodwill, real estate and, as prescribed by FINMA, also
excludes
additional
tier 1
capital
instruments
that
otherwise
would
be
included
under
general
Basel
Committee
on
Banking Supervision (BCBS) guidance.

31 December 2025 Pillar 3 Report |
UBS Group | Interest rate risk in the banking book

As of 31 December 2025,
the “Parallel up” scenario,
assuming all positions were
measured at fair value,
was the most
severe and would have resulted in a
change in EVE of negative USD 8.1bn, or
8.9%, of our tier 1 capital (31 December
2024: negative USD 6.7bn, or 7.6%), which
is well below the 15% threshold
as per the BCBS supervisory outlier
test for
high levels
of IRRBB.
The immediate
effect on
our tier 1
capital in
the “Parallel
up” scenario
as of
31 December 2025
would have been a decrease of approximately USD 0.8bn,
or 0.9% (31 December 2024: USD 0.9bn or 1.0%), reflecting
the fact that the vast majority of our banking book is accrual accounted or subject to hedge accounting.
UBS also applies
granular internal interest rate
shock scenarios to
its banking book positions
to monitor its
specific risk
profile.
The more adverse of the two parallel interest rate scenarios with regard to net interest income over the next 12 months
was
the
“Parallel
down”
scenario,
resulting
in
a
potential
change
of
positive
USD 1.3bn
driven
by
contractual
and
assumed flooring
benefits under
negative interest
rates. Both
“Parallel up”
and “Parallel
down” scenarios
assume no
change to balance sheet size and product mix, stable foreign exchange rates, and no specific management action.
IRRBB1: Quantitative information on IRRBB
USD m
Delta EVE – Change of economic value of
equity
Delta NII – Change of Net interest
income
1
End of period 31.12.25 31.12.24 31.12.25 31.12.24
Parallel up
2
(8,073)
(6,693)
2,210
2,205
Parallel down
2
8,261
7,186
1,314
227
Steepener
3
(2,285)
(2,037)
Flattener
4
525
581
Short-term up
5
(2,683)
(2,151)
Short-term down
6
2,758
2,247
Maximum
7
(8,073)
(6,693)
1,314
227
End of period 31.12.25 31.12.24
Tier 1 capital
91,176
87,739
1 Disclosure of NII sensitivity is only
required for the two parallel shock scenarios. The NII sensitivity estimates reflect the impact of immediate changes in interest rates, relative to constant rates, and assume no change
to balance sheet size and structure, constant foreign exchange rates and no specific management action.
2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.
3 Short-term rates decrease
and long-term rates increase.
4 Short-term rates increase and
long-term rates decrease.
5 Short-term rates increase more
than long-term rates.
6 Short-term
rates decrease more than long-term rates.
7 “Maximum” indicates the most adverse interest rate scenario as shown in the table.
IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk
As of 31.12.25 Volume
1
Average interest rate
repricing period (in years)
Maximum interest rate
repricing period (in years)
for exposures with
modeled interest rate
repricing dates
USD m, except where indicated
Total of which: CHF of which: EUR of which: USD Total of which: CHF Total of which: CHF
Determined
repricing period
Amounts due from banks
30,823
2,089
8,551
13,928
0.17
1.62
Loans and advances to customers
335,710
75,009
47,013
178,685
0.57
1.64
Money market mortgages
109,025
106,932
46
1,004
0.01
0.00
Fixed-rate mortgages
247,826
234,930
516
9,701
3.84
3.81
Financial investments
119,669
14,035
23,919
69,928
3.63
1.60
Other receivables
2
149,730
23,428
33,267
72,372
0.05
0.03
Receivables from interest rate
derivatives
3
6,071,142
2,020,287
815,415
2,891,020
0.75
0.79
Amounts due to banks
(24,392)
(521)
(6,968)
(14,274)
0.53
0.00
Customer deposits
(291,224)
(16,591)
(29,039)
(203,727)
0.29
0.21
Medium-term notes
(27)
(13)
(13)
3.77
1.91
Bonds and covered bonds
4
(190,951)
(36,027)
(59,187)
(83,419)
4.21
6.56
Other liabilities
2
(60,840)
(5,739)
(18,243)
(26,650)
0.28
0.99
Liabilities from interest rate derivatives
3
(6,039,928)
(2,173,958)
(758,331)
(2,746,408)
0.64
0.77
Undetermined
repricing period
5
Amounts due from banks
Loans and advances to customers
24,658
5,615
5,303
12,040
0.46
0.55
Variable-rate mortgages
24,741
756
22,611
4.45
0.00
Other receivables on sight
277
277
0
0
1.51
1.51
Liabilities on sight in personal and
current accounts
(395,740)
(143,057)
(61,897)
(164,458)
1.26
1.67
Other liabilities on sight
(4,923)
(3,888)
(367)
(333)
1.50
1.67
Liabilities from customer deposits,
callable but not transferable
(190,163)
(190,163)
2.07
2.07
Total
640,503
343,756
67,567
199,442
1.41
1.92
10
10
1 The volume figures cover only banking
book positions and are risk-based measures
that differ from the accounting values
on the IFRS Accounting Standards balance
sheet.
2 Receivables and payables from securities
financing transactions are reported on a gross basis under Other receivables and Other liabilities, consistent with our interest rate
risk management and monitoring process.
3 For technical reasons, receivables and
liabilities from interest rate
derivatives are shown as
gross figures.
4 Additional tier 1 capital
instruments are excluded.
5 Swiss franc variable-rate
mortgages and balances booked
in UBS AG consolidated
and
associated with loans and advances to banks with a combined volume below USD 1bn are reported under Loans and advances to customers, consistent with our interest rate risk management and monitoring process.

31 December 2025 Pillar 3 Report |
UBS Group | Interest rate risk in the banking book

IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk (continued)
As of 31.12.24 Volume
1
Average interest rate
repricing period (in years)
Maximum interest rate
repricing period (in years)
for exposures with
modeled interest rate
repricing dates
USD m, except where indicated Total of which: CHF of which: EUR of which: USD Total of which: CHF Total of which: CHF
Determined
repricing period
Amounts due from banks
45,415
1,552
14,609
24,607
0.10
1.85
Loans and advances to customers
275,744
62,755
36,258
141,517
0.63
1.47
Money market mortgages
95,752
90,073
2,103
1,817
0.02
0.00
Fixed-rate mortgages
215,332
202,247
797
9,552
3.96
3.89
Financial investments
81,836
8,693
17,429
48,058
3.24
2.04
Other receivables
2
183,024
42,488
21,845
92,459
0.03
0.01
Receivables from interest rate
derivatives
3
1,865,915
526,529
269,741
977,669
1.31
1.24
Amounts due to banks
(38,853)
(3,719)
(10,613)
(17,192)
0.13
0.02
Customer deposits
(299,657)
(30,024)
(29,514)
(197,175)
0.34
0.17
Medium-term notes
(54)
(54)
0
1.43
1.43
Bonds and covered bonds
4
(201,460)
(33,799)
(54,957)
(96,728)
3.97
6.71
Other liabilities
2
(53,545)
(3,372)
(11,303)
(29,900)
0.04
0.00
Liabilities from interest rate derivatives
3
(1,861,675)
(690,693)
(222,605)
(855,063)
0.89
1.00
Undetermined
repricing period
5
Amounts due from banks
Loans and advances to customers
15,970
4,901
1,519
9,113
0.63
0.51
Variable-rate mortgages
27,552
1,594
24,448
4.99
0.00
Other receivables on sight
228
216
9
2
1.52
1.60
Liabilities on sight in personal and
current accounts
(319,405)
(111,698)
(43,705)
(142,013)
1.36
1.84
Other liabilities on sight
Liabilities from customer deposits,
callable but not transferable
(152,167)
(152,167)
2.22
2.22
Total
515,321
270,577
45,233
175,577
1.42
2.10
10
10
1 The volume figures cover only
banking book positions and are
risk-based measures that differ from the
accounting values on the IFRS Accounting
Standards balance sheet.
2 Receivables and payables from securities
financing transactions are reported on a gross basis under Other receivables and Other liabilities, consistent with our interest rate
risk management and monitoring process.
3 For technical reasons, receivables and
liabilities from interest rate
derivatives are shown as
gross figures.
4 Additional tier 1 capital
instruments are excluded.
5 Swiss franc variable-rate
mortgages and balances booked
in UBS AG consolidated
and
associated with loans and advances to banks with a combined volume below USD 1bn are reported under Loans and advances to customers, consistent with our interest rate risk management and monitoring process.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Going and gone concern requirements and eligible
capital
Swiss SRB going and gone concern requirements and information
Quarterly |
The table
below provides
details of
the Swiss
systemically relevant
bank (SRB)
going and
gone concern
capital
requirements as required by the Swiss Financial Market Supervisory Authority (FINMA).
›
Refer to the “Capital management” section of the UBS Group Annual Report 2025, available under
”Annual reporting” at
ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 31.12.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
14.99
1
73,955
5.00
1
81,122
Common equity tier 1 capital
10.63
2
52,448
3.50
3
56,785
of which: minimum capital
4.50
22,203
1.50
24,337
of which: buffer capital
5.50
27,137
2.00
32,449
of which: countercyclical buffer
0.49
2,433
Maximum additional tier 1 capital
4.36
2
21,507
1.50
24,337
of which: additional tier 1 capital
3.50
17,269
1.50
24,337
of which: additional tier 1 buffer capital
0.80
3,947
Eligible going concern capital
Total going concern capital
18.48
91,176
5.62
91,176
Common equity tier 1 capital
14.44
71,262
4.39
71,262
Total loss-absorbing additional tier 1 capital
4.04
19,914
1.23
19,914
of which: high-trigger loss-absorbing additional tier 1 capital
4.04
19,914
1.23
19,914
of which: low-trigger loss-absorbing additional tier 1 capital
0.00
0
0.00
0
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6
10.73
52,917
3.75
60,841
of which: base requirement including add-ons for market share and LRD
10.73
7
52,917
3.75
7
60,841
Eligible gone concern capital
Total gone concern loss-absorbing capacity
19.48
96,130
5.93
96,130
Total tier 2 capital
8
0.01
25
0.00
25
of which: non-Basel III-compliant tier 2 capital
0.00
0
0.00
0
TLAC-eligible senior unsecured debt
19.48
96,105
5.92
96,105
Total loss-absorbing capacity
Required total loss-absorbing capacity
25.71
126,872
8.75
141,963
Eligible total loss-absorbing capacity
37.96
187,307
11.54
187,307
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
493,397
Leverage ratio denominator
1,622,438
1 Includes applicable add-ons
of 1.64% for risk-weighted assets
(RWA) and 0.50% for
leverage ratio denominator
(LRD), of which 20 basis
points for RWA reflect
a Pillar 2 capital add-on
for the residual exposure
(after collateral mitigation)
to hedge funds,
private equity and
family offices, effective
1 January 2025.
2 Includes the Pillar
2 add-on for the
residual exposure (after
collateral mitigation) to
hedge funds, private
equity and family offices
of 0.14% for CET1
capital and 0.06% for
AT1 capital, effective
1 January 2025. For
AT1 capital under
Pillar 1 requirements a
maximum of 4.3% of AT1
capital can be used to
meet going
concern requirements; 4.36% includes
the aforementioned Pillar 2
capital add-on.
3 Our CET1 leverage ratio
requirement of 3.50% consists
of a 1.5% base requirement,
a 1.5% base buffer
capital requirement,
a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.
4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining
maturity of
between one
and two
years. Once
at least
75% of
the minimum
gone concern
requirement has
been met
with instruments
that have
a remaining
maturity of
greater than
two years,
all
instruments that have a
remaining maturity of between
one and two years
remain eligible to be included
in the total gone concern
capital.
5 Systemically important banks
(SIBs) are subject to
base gone concern
capital requirements equivalent to 75% of the
total going concern requirements (excluding countercyclical buffer requirements and the Pillar 2 add-on).
6 The Swiss Financial Market
Supervisory Authority (FINMA)
has the authority to impose a surcharge
of up to 25% of the total
going concern capital requirements (excluding
countercyclical buffer requirements and the
Pillar 2 add-on) should obstacles to
an SIB’s resolvability
be identified in future
resolvability assessments.
7 Includes applicable add-ons of
1.08% for RWA and
0.38% for LRD.
8 Reflects an add-back
of 45% of unrealized
gains from financial assets
measured at fair
value through other comprehensive income. Such gains do not qualify as CET1 capital but 45% of these gains can be recognized as tier 2 capital.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Countercyclical capital buffer
Semi-annual |
The
CCyB1
table
below
provides details
of
the
risk-weighted assets
(RWA) used
in
the
computation of
the
countercyclical
capital
buffer
(the
CCyB)
requirement
applicable
to
private-sector
exposures
in
UBS Group
AG consolidated. In the second
half of 2025, the
CCyB for Spain was
increased to 0.5%, effective
from 1 October 2025.
Our bank-specific
CCyB requirement
decreased by
2 basis points
to 11 basis
points, primarily
driven by
a reduction
in
RWA.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2025, available under ”Annual reporting” at
ubs.com/investors , for more information about the methodology of geographical allocation used
CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD m, except where indicated 31.12.25
Geographical breakdown
Countercyclical capital
buffer rate, %
Risk-weighted assets
used in the computation
of the countercyclical
capital buffer
1
Bank-specific
countercyclical capital
buffer rate, %
Countercyclical capital
buffer amount
Australia
1.00
2,403
Belgium
1.00
666
France
1.00
2,012
Germany
0.75
3,477
Hong Kong SAR
0.50
1,766
Luxembourg
0.50
5,536
Netherlands
2.00
1,412
South Korea
1.00
333
Spain
0.50
695
Sweden
2.00
663
United Kingdom
2.00
9,076
Sum
28,038
Total
305,816
0.11
554
1 Includes private-sector exposures in the
countries that are Basel Committee on
Banking Supervision (BCBS)-member jurisdictions, under the following categories:
“Credit risk”, “Counterparty credit risk”, “Settlement
risk”, “Securitization exposures in the banking book” and “Amounts below thresholds for deduction (250% risk weight)”, as well as the corresponding trading book charges included under “Market risk”.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Balance sheet reconciliation
Semi-annual |
The CC2
table below
provides a
reconciliation of
the balance
sheet under
IFRS Accounting
Standards to
the
balance
sheet
according
to
the
regulatory
scope
of
consolidation
as
defined
by
the
Basel
Committee
on
Banking
Supervision (the BCBS) and FINMA. Lines in the balance
sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the CC1 table in this section.
›
Refer to “LIA: Explanation of the differences between the IFRS Accounting Standards and regulatory scopes of consolidation” in
the “Linkage between financial statements and regulatory exposures” section of this report for more information about the most
significant entities consolidated under IFRS Accounting Standards but not included in the regulatory scope of consolidation
CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 31.12.25
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m, except where indicated
Assets
Cash and balances at central banks
209,858
0
209,858
Amounts due from banks
19,649
(87)
19,562
Receivables from securities financing transactions measured at amortized cost
83,656
(20)
83,636
Cash collateral receivables on derivative instruments
41,552
41,552
Loans and advances to customers
653,846
1,074
654,920
Other financial assets measured at amortized cost
71,897
178
72,075
Total financial assets measured at amortized cost
1,080,458
1,144
1,081,602
Financial assets at fair value held for trading
174,699
2
174,701
of which: assets pledged as collateral that may be sold or repledged by counterparties
44,627
44,627
Derivative financial instruments
147,778
8
147,786
Brokerage receivables
35,579
35,579
Financial assets at fair value not held for trading
107,575
(20,932)
86,643
Total financial assets measured at fair value through profit or loss
465,631
(20,923)
444,708
Financial assets measured at fair value through other comprehensive income
13,868
(65)
13,803
Investments in associates
2,332
517
2,849
of which: goodwill
58
58
4
Property, equipment and software
16,057
(203)
15,854
Goodwill and intangible assets
6,948
(49)
6,899
of which: goodwill
6,067
6,067
4
of which: intangible assets
880
(49)
831
5
Deferred tax assets
11,525
(15)
11,509
of which: deferred tax assets recognized for tax loss carry-forwards and unused tax credits carried forward
3,326
(8)
3,318
6
of which: deferred tax assets on temporary differences
8,198
(7)
8,191
10
Other non-financial assets
20,609
(733)
19,876
of which: net defined benefit pension and other post-employment assets
995
995
8
Total assets
1,617,427
(20,327)
1,597,100

31 December 2025 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
(continued)
As of 31.12.25
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m, except where indicated
Liabilities
Amounts due to banks
24,434
32
24,465
Payables from securities financing transactions measured at amortized cost
16,225
16,225
Cash collateral payables on derivative instruments
34,222
0
34,222
Customer deposits
788,367
706
789,073
Debt issued measured at amortized cost
214,706
214,706
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital
17,551
17,551
9
Other financial liabilities measured at amortized cost
15,862
225
16,087
Total financial liabilities measured at amortized cost
1,093,816
963
1,094,779
Financial liabilities at fair value held for trading
53,700
53,700
Derivative financial instruments
156,243
6
156,249
Brokerage payables designated at fair value
62,202
62,202
Debt issued designated at fair value
113,794
2
113,796
Other financial liabilities designated at fair value
28,184
(21,052)
7,132
Total financial liabilities measured at fair value through profit or loss
414,123
(21,044)
393,079
Provisions and contingent liabilities
5,035
(477)
4,558
Other non-financial liabilities
13,970
15
13,985
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent
Capital Plan (DCCP))
2
1,743
1,743
9
of which: deferred tax liabilities related to goodwill
315
315
4
of which: deferred tax liabilities related to other intangible assets
145
145
5
Total liabilities
1,526,944
(20,543)
1,506,401
Equity
Share capital
334
334
1
Share premium
9,217
0
9,217
1
Treasury shares
(7,891)
(7,891)
3
Retained earnings
82,740
4
82,744
2
Other comprehensive income recognized directly in equity, net of tax
5,813
(8)
5,805
3
of which: unrealized gains / (losses) from cash flow hedges
(1,339)
(1,339)
7
Equity attributable to shareholders
90,213
(4)
90,209
Equity attributable to non-controlling interests
271
220
490
Total equity
90,484
216
90,699
Total liabilities and equity
1,617,427
(20,327)
1,597,100
1 References link the lines
of this table to the respective
reference numbers provided in the
“References” column in the CC1
table in this section.
2 The IFRS Accounting Standards
carrying amount of total DCCP
liabilities was USD
2,130m as of
31 December 2025.
Refer to the
“Compensation” section of
the UBS Group
Annual Report 2025,
available under ”Annual
reporting” at ubs.com/investors,
for more information
about the DCCP.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Composition of regulatory capital
Semi-annual |
The CC1 table below
provides the composition of
capital in the format
prescribed by the BCBS and
FINMA, and
is based
on BCBS
Basel III rules,
unless stated
otherwise. Reference
is made
to items
reconciling to
the balance
sheet
under the regulatory scope of consolidation as disclosed in the CC2 table in this section.
›
Refer to the documents titled “Capital and total loss-absorbing instruments of UBS Group AG consolidated, UBS AG consolidated
and standalone – Key features” and “UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt”,
available under “Bondholder information” at ubs.com/investors , for an overview of the main features of our regulatory capital instruments, as well as their full terms and conditions
CC1: Composition of regulatory capital
As of 31.12.25
Amounts
References
1
USD m, except where indicated
Common Equity Tier 1 capital: instruments and reserves
1 Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus
9,551
1
2 Retained earnings
82,744
2
3 Accumulated other comprehensive income (and other reserves)
(2,087)
3
5 Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)
6 Common Equity Tier 1 capital before regulatory adjustments
90,209
Common Equity Tier 1 capital: regulatory adjustments
7 Prudent valuation adjustments
(148)
8 Goodwill (net of related tax liability)
(5,787)
4
9 Other intangibles other than mortgage servicing rights (net of related tax liability)
(683)
5
10 Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)
2
(3,262)
6
11 Cash flow hedge reserve
1,339
7
12 Shortfall of provisions to expected losses
(876)
13 Securitization gain on sale
14 Gains and losses due to changes in own credit risk on fair valued liabilities
1,595
15 Defined benefit pension fund net assets
(957)
8
16 Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)
(4,495)
3
9
17 Reciprocal cross-holdings in common equity
17a
Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b
Immaterial investments (CET1 items)
18 Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)
19 Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation
(amount above 10% threshold)
20 Mortgage servicing rights (amount above 10% threshold)
21 Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)
(1,242)
10
22 Amount exceeding the 15% threshold
23 of which: significant investments in the common stock of financials
24 of which: mortgage servicing rights
25 of which: deferred tax assets arising from temporary differences
26 National specific regulatory adjustments
26a of which: adjustments to financial statements in accordance with a recognized international accounting standard
26b Other adjustments
(4,431)
4
27 Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28 Total regulatory adjustments to Common Equity Tier 1
(18,947)
29 Common Equity Tier 1 capital (CET1)
71,262

31 December 2025 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

CC1: Composition of regulatory capital (continued)
As of 31.12.25
Amounts
References
1
USD m, except where indicated
Additional Tier 1 capital: instruments
30 Directly issued qualifying additional Tier 1 instruments plus related stock surplus
19,914
31 of which: classified as equity under applicable accounting standards
32 of which: classified as liabilities under applicable accounting standards
19,914
33 Directly issued capital instruments subject to phase-out from additional Tier 1
34 Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)
36 Additional Tier 1 capital before regulatory adjustments
19,914
Additional Tier 1 capital: regulatory adjustments
37 Investments in own additional Tier 1 instruments
5
38 Reciprocal cross-holdings in additional Tier 1 instruments
38a Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b Immaterial investments (AT1 instruments)
39 Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
40 Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41 National specific regulatory adjustments
42 Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions
42a Regulatory adjustments applied to CET1 capital due to insufficient additional Tier 1 to cover deductions
43 Total regulatory adjustments to additional Tier 1 capital
44 Additional Tier 1 capital (AT1)
19,914
9
45 Tier 1 capital (T1 = CET1 + AT1)
91,176
Tier 2 capital: instruments and provisions
46 Directly issued qualifying Tier 2 instruments plus related stock surplus
6
25
48 Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)
50 Provisions
51 Tier 2 capital before regulatory adjustments
25
Tier 2 capital: regulatory adjustments
52 Investments in own Tier 2 instruments
53 Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a
Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b Immaterial investments (T2 instruments and other TLAC instruments)
54 Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
55 Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56 National specific regulatory adjustments
56a Excess of the adjustments, which are allocated to the AT1 capital
57 Total regulatory adjustments to Tier 2 capital
58 Tier 2 capital (T2)
25
59 Total regulatory capital (TC = T1 + T2)
91,201
60 Total risk-weighted assets
493,397
Capital ratios and buffers
61 Common Equity Tier 1 (as a percentage of risk-weighted assets)
14.44
62 Tier 1 (as a percentage of risk-weighted assets)
18.48
63
Total capital (as a percentage of risk-weighted assets)
18.48
64 Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)
7
4.11
65 of which: capital conservation buffer requirement
2.50
66 of which: bank-specific countercyclical buffer requirement
0.11
67
of which: higher loss absorbency requirement
1.50
68
Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements
9.94
Amounts below the thresholds for deduction (before risk weighting)
72 Non-significant investments in the capital and other TLAC liabilities of other financial entities
4,208
73 Significant investments in the common stock of financial entities
3,393
74 Mortgage servicing rights (net of related tax liability)
3
75 Deferred tax assets arising from temporary differences (net of related tax liability)
7,250
Applicable caps on the inclusion of provisions in Tier 2
76 Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77 Cap on inclusion of provisions in Tier 2 under standardized approach
78 Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79 Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
1 References link the lines
of this table to the
respective reference numbers provided
in the “References” column in
the CC2 table in this
section.
2 IFRS Accounting Standards netting
for deferred tax assets and
liabilities is reversed for items deducted from CET1 capital.
3 Includes USD 3,000m capital reserves for expected future share repurchases.
4 Includes USD 1,031m in a compensation-related charge for regulatory capital purposes.
5 Under IFRS Accounting Standards, debt issued and subsequently repurchased is treated as extinguished.
6 Reflects an add-back of 45% of unrealized gains from financial assets measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as
CET1 capital
but 45%
of these
gains can
be recognized
as tier
2 capital.
7 BCBS requirements
are exceeded
by UBS’s
Swiss SRB
requirements. Refer to the “Capital management“ section of the UBS Group Annual Report 2025, available under ”Annual reporting” at ubs.com/investors, for more information about the Swiss SRB requirements.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Prudent valuation adjustments
Annual |
The
PV1
table
below
provides
a
breakdown
of
prudent
valuation
adjustments
(PVAs)
to
common
equity
tier 1
capital. These adjustments are incremental to those made under IFRS Accounting Standards, which include adjustments for liquidity and model uncertainty, as well as credit, funding and debit valuation adjustments.
Instruments that are
measured as part
of a portfolio
of combined long
and short positions
are valued at
mid-market levels
in an effort to
ensure consistent valuation
of the long and
short component risks. A
liquidity valuation adjustment
is then
made to the
overall net long
or short exposure
to move the
fair value to
bid or offer,
as appropriate, reflecting
current
market liquidity levels.
Uncertainties associated
with the
use of
model-based valuations
are incorporated
into the
measurement of
fair value
through the use
of model reserves.
These reserves reflect
the amounts that
the Group estimates
should be deducted
from
valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model
and market inputs used, or in the calibration of the model output to adjust for known model deficiencies.
In an
effort to
ensure compliance
with the
prudent valuation
requirements, UBS
has established
systems, controls
and
governance around the valuation of positions measured at fair value.
As
of
31 December
2025,
the
PVA
had
decreased
by
USD 19m
to
USD 148m
compared
with
2025,
driven
by
lower
exposure from exits, mainly in Non-core and Legacy.
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group Annual Report
2025, available under “Annual reporting” at ubs.com/investors , for more information about the valuation adjustments in the financial accounts and related governance
PV1: Prudent valuation adjustments (PVA)
USD m Equity Interest rates FX Credit Commodities Total
Of which: In
the trading
book
Of which: In
the banking
book
As of 31.12.25
1 Closeout uncertainty, of which: (24) (17) 0 (81) 0 (121) (64) (58)
2 Mid-market value
3 Closeout cost
4 Concentration (24) (17) 0 (81) 0 (121) (64) (58)
5 Early termination
6 Model risk
7 Operational risk
8 Investing and funding costs
9 Unearned credit spreads 0 0 0 (27) 0 (27) (27) 0
10 Future administrative costs
11 Other
12 Total adjustment
1
(24) (17) 0 (108) 0 (148) (91) (58)
As of 31.12.24
1 Closeout uncertainty, of which: (26) (23) 0 (69) 0 (118) (59) (58)
2 Mid-market value
3 Closeout cost
4 Concentration (26) (23) 0 (69) 0 (118) (59) (58)
5 Early termination
6 Model risk
7 Operational risk
8 Investing and funding costs
9 Unearned credit spreads 0 0 0 (49) 0 (49) (49) 0
10 Future administrative costs
11 Other
12 Total adjustment
1
(26) (23) 0 (118) 0 (167) (109) (58)
1 Valuation
adjustments already
recognized under
the financial
accounting standards
were USD 820m
as of
31 December
2025 (31
December 2024:
USD 1,428m), of
which valuation
adjustments account
for
USD 524m (31 December 2024: USD 746m) for liquidity
and USD 217m (31 December 2024: USD 460m) for model
uncertainty. Refer to “Note 20 Fair Value measurement” in the “Consolidated financial statements”
section of the UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors, for more information.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Total loss-absorbing capacity
Resolution group – composition of total loss-absorbing capacity
Semi-annual |
The
TLAC1
table
below
is
based
on
Basel
Committee
on
Banking
Supervision
rules
and
only
applicable
to
UBS Group AG
as
the
ultimate
parent
entity
of
the
defined
UBS
resolution
group,
to
which,
in
case
of
resolution,
resolution tools (e.g. a bail in) are expected to be applied.
In the second half of 2025, our eligible additional tier 1 (AT1) instruments increased by USD 0.9bn, mainly driven by the issuance of
new AT1
capital instruments
equivalent to
USD 2.8bn, partly
offset by
the call
of AT1
capital instruments
equivalent to USD 1.9bn.
Non-regulatory
capital
elements
of
total
loss-absorbing
capacity
(TLAC)
decreased
by
USD 3.3bn,
mainly
due
to
the
redemption of USD 7.0bn equivalent of TLAC-eligible senior unsecured debt instruments (including one instrument, ISIN
US902613AU26, that
ceased to
be eligible
when we
issued a
notice of
redemption of
the instrument
in the
fourth quarter
of 2025)
and USD 5.8bn
of TLAC-eligible
senior unsecured
debt instruments
that we
repurchased in
November 2025
under
tender
offers.
In
addition,
there
was
a
USD 1.7bn
decrease
related
to
the
last
non-Basel
III-compliant
tier 2
instrument
and
one
TLAC-eligible
senior
unsecured
debt
instrument
ceasing
to
be
eligible
as
non-regulatory
capital
elements of TLAC,
as those instruments
entered the final
year before maturity.
These effects were
partly offset by
new
issuances of USD 11.2bn equivalent of TLAC-eligible senior unsecured debt instruments.
TLAC1: TLAC composition for G-SIBs (at resolution group level)
31.12.25 30.6.25 31.12.24
USD m, except where indicated
Regulatory capital elements of TLAC and adjustments
1 Common Equity Tier 1 capital (CET1)
71,262
72,709
71,367
2
Additional Tier 1 capital (AT1) before TLAC adjustments
19,914
19,012
16,372
3 AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4
Other adjustments
5
Total AT1 instruments eligible under the TLAC framework
19,914
19,012
16,372
6 Tier 2 capital (T2) before TLAC adjustments
1
25
1
7
Amortized portion of T2 instruments where remaining maturity > 1 year
8 T2 capital ineligible as TLAC as issued out of subsidiaries to third parties
9
Other adjustments
10
Total T2 instruments eligible under the TLAC framework
25
1
11
TLAC arising from regulatory capital
91,201
91,721
87,739
Non-regulatory capital elements of TLAC
12 External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13 External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other TLAC term sheet requirements
96,105
99,254
97,449
14 of which: amount eligible as TLAC after application of the caps
15 External TLAC instruments issued by funding vehicles prior to 1 January 2022
0
196
207
16 Eligible ex ante commitments to recapitalize a G-SIB in resolution
17 TLAC arising from non-regulatory capital instruments before adjustments
96,105
99,450
97,655
Non-regulatory capital elements of TLAC: adjustments
18 TLAC before deductions
187,307
191,171
185,395
19 Deductions of exposures between multiple-point-of-entry (MPE) resolution groups that correspond to items eligible for TLAC (not applicable to SPE G-SIBs)
20 Deduction of investments in own other TLAC liabilities
2
21
Other adjustments to TLAC
22 TLAC after deductions
187,307
191,171
185,395
Risk-weighted assets and leverage exposure measure for TLAC purposes
23 Total risk-weighted assets adjusted as permitted under the TLAC regime
493,397
504,500
498,538
24 Leverage exposure measure
1,622,438
1,658,089
1,519,477
TLAC ratios and buffers
25 TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)
37.96
37.89
37.19
26 TLAC (as a percentage of leverage exposure)
11.54
11.53
12.20
27 CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements
9.94
9.91
9.60
28 Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)
4.11
4.13
3.66
29 of which: capital conservation buffer requirement
2.50
2.50
2.50
30 of which: bank-specific countercyclical buffer requirement
0.11
0.13
0.16
31
of which: higher loss absorbency requirement
1.50
1.50
1.00
1 Reflects an add-back of
45% of unrealized gains from
financial assets measured at fair value
through other comprehensive income. Such gains do
not qualify as CET1 capital but
45% of these gains can
be recognized
as tier 2 capital.
2 Under IFRS Accounting Standards, debt issued and subsequently repurchased is treated as extinguished.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Resolution entity – creditor ranking at legal entity level
Semi-annual
|
The
TLAC3
table
below
provides
an
overview
of
the
creditor
ranking
structure
of
the
resolution
entity,
UBS Group AG, on a standalone basis.
UBS Group AG issues loss-absorbing AT1 capital instruments and TLAC-eligible senior unsecured debt.
UBS Group AG grants Deferred
Contingent Capital Plan
awards to UBS Group
employees which qualify
as Basel III AT1
capital
on
a
UBS Group
consolidated
basis
and
totaled
USD 2,365m
as
of
31 December
2025
(30 June
2025:
USD 2,405m). The
related liabilities
of UBS Group AG
on a
standalone basis
of USD 1,727m
(30 June 2025:
USD 1,589m)
are not included in the table below, as these do not give rise to any current claims until the awards are legally vested.
As
of
31 December
2025,
the
TLAC
available
on
a
UBS Group AG
consolidated
basis
amounted
to
USD 187,307m
(30 June 2025: USD 191,171m).
›
Refer to the UBS Group AG Standalone financial statements and regulatory information for the year ended 31 December 2025,
available under “Holding company and significant regulated subsidiaries and sub-groups”
at
ubs.com/investors , for more
information about UBS Group AG standalone for the year ended 31 December 2025
›
Refer to “Bondholder information” at ubs.com/investors
for more information
›
Refer to the “TLAC1: TLAC composition for G-SIBs (at resolution group level)” table in this section for more information about
TLAC for UBS Group AG consolidated
TLAC3: Creditor ranking at legal entity level for the resolution entity, UBS Group
AG
As of 31.12.25 Creditor ranking Total
USD m 1 2 3
1 Description of creditor ranking
Common shares
(most junior)
2
Additional Tier 1
Bail-in debt and
pari passu
liabilities
(most senior)
2 Total capital and liabilities net of credit risk mitigation
1
70,573
18,036
113,233
201,842
3
Subset of row 2 that are excluded liabilities
4 Total capital and liabilities less excluded liabilities (row 2 minus row 3)
70,573
18,036
3,4
113,233
5,6,7
201,842
5
Subset of row 4 that are potentially eligible as TLAC
70,573
17,699
102,429
8
190,700
6 Subset of row 5 with 1 year ≤ residual maturity < 2 years
12,300
9
12,300
7 Subset of row 5 with 2 years ≤ residual maturity < 5 years
34,454
34,454
8 Subset of row 5 with 5 years ≤ residual maturity < 10 years
37,625
37,625
9 Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities
18,050
18,050
10 Subset of row 5 that is perpetual securities
70,573
17,699
88,271
1 No credit risk mitigation is applied to capital and liabilities for UBS Group
AG standalone.
2 Common shares including the associated reserves are equal to the equity of UBS Group AG standalone attributable to
shareholders.
3 Includes interest expense
accrued on AT1
capital instruments, which
is not eligible as
TLAC.
4 AT1 instruments
in a total amount
of USD 1.9bn were
redeemed and AT1
instruments in a total
amount of USD
2.8bn were issued
during the six
months ended 31
December 2025.
5 Includes
interest expense accrued
on bail-in debt,
interest-bearing liabilities
that consist of
loans from UBS
AG and
UBS
Switzerland AG, negative replacement values,
and tax and other liabilities that are not excluded liabilities under Swiss law and that rank pari passu to bail-in debt.
6 Bail-in debt of USD 13.9bn was redeemed and
bail-in debt of USD 11.3bn was issued during the
six months ended 31 December 2025.
7 Includes bail-in debt in the amount of USD
1.8bn, the call of which was announced on
19 December 2025 and executed
on 12 January
2026.
8 Bail-in debt
of USD 7.4bn
has residual maturity
of less than
one year and
is not potentially
eligible as TLAC.
9 Includes bail-in
debt in the
amount of USD
1.3bn the call
of which was
announced on 8 January 2026 and executed on 30 January 2026, USD 2bn the call of which was announced on 15 January 2026 and executed on 2 February
2026 and USD 0.05bn the call of which was announced
on 23 January 2026 and executed on 9 February 2026.
▲
Leverage ratio
Basel III leverage ratio
Quarterly |
The Basel Committee
on Banking Supervision
(the BCBS) leverage
ratio, as summarized
in the “KM1:
Key metrics“
table in
section 2
of this
report, is
calculated by
dividing the
period-end tier 1
capital by
the period-end
leverage ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets
and off-balance sheet items based on IFRS
Accounting Standards. Derivative
exposures are
adjusted for
netting of
replacement values
and eligible
cash variation
margin, potential
future exposure
and net
notional amounts
for written
credit derivatives.
The LRD
also includes
an additional
charge for
counterparty credit
risk related to securities financing transactions (SFTs).
On-balance
sheet
items
(excluding
derivatives
and
securities
financing
transactions
(SFTs)
but
including
collateral),
as
disclosed in the LR2
table, differ from IFRS
Accounting Standards total assets
due to adjustments for
the application of
the
regulatory
scope
of
consolidation and
due
to
the
carrying
amounts
for
derivative financial
instruments and
SFTs,
which are removed and replaced with exposures, as per the leverage ratio rules, in separate line items in the LR2 table.

31 December 2025 Pillar 3 Report |
UBS Group | Leverage ratio

Difference between the Swiss systemically relevant bank leverage ratio and the BCBS leverage ratio
The LRD is the
same under Swiss systemically
relevant bank (SRB) and
BCBS rules. However,
there is a difference
in the
capital numerator between
the two frameworks.
Under BCBS rules only
common equity tier 1 and
additional tier 1 (AT1)
capital are included in the
numerator.
Under Swiss SRB rules UBS is
required to meet going
and gone concern leverage
ratio requirements.
Therefore, depending
on the
requirement, the
numerator includes tier
1 capital
instruments, tier 2
capital instruments and / or total loss-absorbing capacity-eligible senior unsecured debt.
The difference
between the
total leverage
ratio exposures
of USD 1,622.4bn
and total
consolidated assets
as per
the
published financial
statements of
USD 1,617.4bn was
USD 5.0bn, reflecting
the sum
of lines
2 to
12 in
the following
table.
LR1: Summary comparison of accounting assets vs leverage ratio exposure measure
1
USD m 31.12.25 30.9.25 31.12.24
1 Total consolidated assets as per published financial statements
1,617,427
1,632,251
1,565,028
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation
(21,907)
(21,078)
(17,750)
3 Adjustment for securitized exposures that meet the operational requirements for the recognition of risk transference
4 Adjustments for temporary exemption of central bank reserves (if applicable)
5 Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
6 Adjustments for regular-way purchases and sales of financial assets subject to trade date accounting
7 Adjustments for eligible cash pooling transactions
8 Adjustments for derivative financial instruments
(37,043)
(35,526)
(97,478)
9 Adjustment for securities financing transactions (i.e. repos and similar secured lending)
10,594
12,876
10,246
10 Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)
64,920
63,381
69,788
11 Adjustments for prudent valuation adjustments and specific and general provisions which have reduced Tier 1 capital
2
(876)
(721)
12 Other adjustments
(10,676)
(10,719)
(10,356)
12a of which: asset amounts deducted in determining Tier 1 capital
(11,984)
(11,771)
(11,586)
12b of which: consolidated entities under the regulatory scope of consolidation
1,308
1,052
1,230
13 Leverage ratio exposure
1,622,438
1,640,464
1,519,477
1 The comparative-period information for 31.12.2024 has been amended to reflect the LR1 disclosure format effective from 1 January 2025 under the final Basel III standards. Refer to the 31 December 2024 Pillar 3 report, available under “Pillar
3 disclosures” at ubs.com/investors,
for more information about
previously published LR1 disclosures.
2 Reflects the shortfall
to expected losses on
advanced internal ratings-based
(IRB) portfolio less general provisions. Deduction items other than the IRB shortfall are disclosed in row 12a.

31 December 2025 Pillar 3 Report |
UBS Group | Leverage ratio

LR2: Leverage ratio common disclosure
1
USD m, except where indicated 31.12.25 30.9.25 31.12.24
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)
1,311,429
1,313,919
1,196,136
2 Gross-up for derivatives collateral provided where deducted from balance sheet assets pursuant to the operative accounting framework
3 (Deductions of receivable assets for cash variation margin provided in derivatives transactions)
(40,465)
(43,538)
(43,952)
4 (Adjustment for securities received under securities financing transactions that are recognised as an asset)
5 (Specific and general provisions associated with on-balance sheet exposures that are deducted from Tier 1 capital)
(901)
(748)
6
(Asset amounts deducted in determining Tier 1 capital)
(11,984)
(11,771)
(11,586)
7 Total on-balance sheet exposures (excluding derivatives and SFTs)
1,258,078
1,257,863
1,140,598
Derivative Exposures
8
Replacement cost associated with all derivatives transactions (where applicable net of eligible cash variation margin and/or with bilateral netting)
52,151
61,594
48,149
9
Add-on amounts for potential future exposure associated with all derivatives transactions
118,089
123,997
102,062
10
(Exempted qualifying central counterparty (QCCP) leg of client-cleared trade exposures)
(20,424)
(24,834)
(19,136)
11 Adjusted effective notional amount of all written credit derivatives
2
79,218
89,204
63,230
12 (Adjusted effective notional offsets and add-on deductions for written credit derivatives)
3
(77,817)
(87,827)
(62,278)
13 Total derivative exposures
151,216
162,134
132,027
Securities financing transaction exposures
14
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions
247,796
262,189
267,231
15
(Netted amounts of cash payables and cash receivables of gross SFT assets)
(110,191)
(118,005)
(100,411)
16 Counterparty credit risk exposure for SFT assets
10,594
12,876
10,245
17 Agent transaction exposures
18 Total securities financing transaction exposures
148,199
157,060
177,065
Other off-balance sheet exposures
19
Off-balance sheet exposure at gross notional amount
265,073
268,605
276,719
20 (Adjustments for conversion to credit equivalent amounts)
(200,153)
(205,224)
(206,931)
21 (Specific and general provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)
25
27
22 Total off-balance sheet items
64,945
63,407
69,788
Capital and total exposures (leverage ratio denominator), phase-in
23 Tier 1 capital
91,176
94,950
87,739
24 Total exposures (leverage ratio denominator)
1,622,438
1,640,464
1,519,477
Leverage ratio
25
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.62
5.79
5.77
25a Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
4
5.62
5.79
5.77
26 Leverage ratio minimum requirement (%)
5
3.00
3.00
3.00
27 Leverage ratio buffers (%)
5
2.00
2.00
2.00
Disclosure of mean values
28
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables
148,140
150,094
29
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables
137,605
144,184
30 Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
1,632,973
1,646,375
30a Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
1,632,973
1,646,375
31 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
5.58
5.77
31a Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
5.58
5.77
1 The comparative-period
information for 31.12.2024
has been amended
to reflect the
LR2 disclosure format
effective from 1
January 2025 under
the final Basel
III standards.
Specifically, collateral
for derivative
positions has been included in row 1 of the LR2 table
and has been adjusted as applicable under leverage
ratio rules in the subsequent rows. Refer
to the 31 December 2024 Pillar 3 report, available
under “Pillar 3
disclosures” at ubs.com/investors, for more information about previously published LR2 disclosures.
2 Includes protection sold, including agency transactions.
3 Protection sold can be offset with protection bought
on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.
4 There is currently no temporary exemption of central
bank reserves for UBS.
5 The buffer is based on Swiss SRB requirements, as per the Capital Adequacy
Ordinance. These requirements are above BCBS requirements for G-SIBs.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Leverage ratio

LRD development during the fourth quarter of 2025
Quarterly |
During the
fourth quarter
of 2025,
the LRD
decreased by
USD 18.0bn to
USD 1,622.4bn, driven
by an
USD 18.9bn
decrease from asset size and other movements, partly offset by a USD 0.8bn increase from currency effects.
On-balance sheet exposures (excluding derivatives and securities financing transactions) increased by USD 0.2bn, mainly due
to
currency effects
of
USD 1.3bn,
partly
offset
by
asset
size
and
other
movements
of
USD 1.1bn.
The
asset
size
movement mainly reflected decreases in cash
and balances at central banks in
Group Treasury and trading assets
in the
Investment Bank,
driven by
a decrease
in inventory
held to
hedge client
positions due
to lower
levels of
client activity.
These
decreases
were
partly
offset
by
increases
in
lending
assets,
mainly
driven
by
net
new
loans
in
Global
Wealth
Management, and high-quality liquid asset portfolio securities in Group Treasury.
Derivative
exposures
decreased
by
USD
10.9bn,
mainly
due
to
asset
size
and
other
movements
of
USD 10.7bn
and
currency effects of USD 0.2bn.
The asset size movement
primarily reflected roll-offs and
higher netting, partly offset
by
market-driven movements.
Securities financing
transaction exposures
decreased by
USD 8.9bn,
mainly due
to asset
size and
other movements
of
USD 8.4bn and currency effects of
USD 0.4bn. The asset size
movement was mainly due
to roll-offs of cash reinvestment
trades in Group Treasury, partly offset by
increases in brokerage receivables, mostly resulting from higher levels of client
activity in the Investment Bank.
Off-balance
sheet
items
increased
by
USD
1.5bn,
mainly
due
to
asset
size
and
other
movements
of
USD 1.4bn
and
currency effects of USD 0.1bn. The asset size movement was mainly due to increases in commitments.
›
Refer to “Leverage ratio denominator” in the “Capital management”
section of the UBS Group fourth quarter 2025 report,
available under “Quarterly reporting” at ubs.com/investors , for more information
▲
Liquidity and funding
Liquidity risk management
Annual |
The table below
presents an overview of
risk management disclosures related
to risks resulting from
liquidity and
funding activities that
are provided separately
in the UBS
Group Annual Report
2025, available under
“Annual reporting”
at ubs.com/investors .
LIQA: Liquidity risk management
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual
Report 2025 page
number
Liquidity risk management,
including risk tolerance and target /
limit setting, monitoring and
reporting, including policies and
practices, as well as governance and
governance structure
Liquidity and funding management
–
Strategy, objectives and governance 142
Funding risk strategy and
management: objective,
diversification of funding sources,
limits and targets approach
Liquidity and funding management
–
Strategy, objectives and governance
–
Management of liquidity and funding risk
142
143–144
Liquidity risk management and
strategy: objective, diversification of
liquid assets, limits and targets
approach
Liquidity and funding management
–
Strategy, objectives and governance
–
Liquidity and funding stress testing
142
142–143
Stress-testing approach and stress
scenario description
Liquidity and funding management
–
Liquidity and funding stress testing 142–143
Contingency funding plan Liquidity and funding management
–
Contingency funding plan 144
Limitations on the transferability of
liquidity
Liquidity and funding management –
Liquidity coverage ratio: Trapped
liquidity at Group level
(High-quality liquid assets paragraph)
144
Maturity of assets and liabilities to
provide a view on the balance sheet
and off-balance sheet structure
Consolidated financial statements
–
Note 23 Maturity analysis of assets and liabilities 334–336
▲

31 December 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity coverage ratio
Quarterly |
We monitor
the liquidity
coverage ratio
(the LCR)
in all
significant currencies
in order
to manage
any currency
mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.
The table
below presents an
overview of
the Pillar 3
disclosures that are
provided separately
in the
UBS Group Annual
Report 2025, available under “Annual reporting” at ubs.com/investors .
Pillar 3 disclosure requirement UBS Group Annual Report 2025 section Disclosure
UBS Group Annual
Report 2025 page
number
Concentration of funding sources Balance sheet and off-balance sheet
–
Liabilities, by product and currency 148
Currency mismatch in the LCR
Liquidity and funding management – Liquidity coverage ratio 144
▲
High-quality liquid assets
Quarterly |
HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress.
HQLA are
assets that
are of
low risk
and are
unencumbered. Other
characteristics of
HQLA are
ease and
certainty
of valuation, low correlation with
risky assets, listing of
the assets on a developed
and recognized exchange, existence of
an active and sizable market for
the assets, and low volatility.
Our HQLA predominantly consist of
assets that qualify as
Level 1 in
the LCR
framework, including
cash, central
bank reserves
and government
bonds. In
the fourth
quarter of
2025, our HQLA
decreased by USD 15.0bn
to USD 331.6bn, mainly
reflecting lower cash
available, due to
higher lending
assets
and
brokerage
receivables,
and
lower
amounts
due
to
banks.
The
overall
composition
of
HQLA
remained
unchanged.
High-quality liquid assets (HQLA)
Average 4Q25
1
Average 3Q25
1
USD m
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3
219,658 219,658 232,503 232,503
Securities (on- and off-balance sheet) 82,454 29,456 111,910 86,366 27,681 114,047
Total HQLA
4
302,112 29,456 331,568 318,869 27,681 346,550
1 Calculated based on an average of 64 data points in
the fourth quarter of 2025 and 65 data points in the
third quarter of 2025.
2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.
3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.
4 Calculated in accordance with FINMA requirements.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

LCR development during the fourth quarter of 2025
Quarterly |
In
the
fourth
quarter
of
2025,
the
quarterly
average
LCR
of
the
UBS
Group
remained
broadly
unchanged
at
182.6%, remaining
above the
prudential requirement communicated
by the
Swiss Financial
Market Supervisory
Authority
(FINMA).
Average
net
cash
outflows
decreased
by
USD 8.7bn
to
USD 181.7bn,
reflecting
higher
net
inflows
from
securities
financing transactions and
lower net outflows
from derivatives. The
effect of the
decrease in net
cash outflows was
offset
by a
USD 15.0bn decrease
in average
HQLA, mainly
reflecting lower
cash available,
due to
higher lending
assets and
brokerage receivables, and lower amounts due to banks.
LIQ1: Liquidity coverage ratio (LCR)
Average 4Q25
1
Average 3Q25
1
USD m
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA 337,688 331,568 351,663 346,550
Cash outflows
2 Retail deposits and deposits from small business customers 389,513 44,968 388,660 45,003
3 of which: stable deposits 31,732 1,149 31,133 1,130
4 of which: less stable deposits 357,781 43,819 357,527 43,873
5 Unsecured wholesale funding 302,854 154,390 304,482 154,199
6 of which: operational deposits (all counterparties) 62,134 15,533 68,313 17,078
7 of which: non-operational deposits (all counterparties) 225,757 123,894 219,859 120,811
8 of which: unsecured debt 14,963 14,963 16,309 16,309
9 Secured wholesale funding 103,944 102,570
10 Additional requirements: 165,260 45,780 162,537 45,424
11 of which: outflows related to derivatives and other transactions 78,927 26,841 78,826 26,754
12 of which: outflows related to loss of funding on debt products
3
552 552 391 391
13 of which: committed credit and liquidity facilities 85,780 18,386 83,320 18,280
14 Other contractual funding obligations 28,190 25,936 30,828 27,086
15 Other contingent funding obligations 344,743 15,116 342,554 14,062
16 Total cash outflows 390,134 388,343
Cash inflows
17 Secured lending 372,511 136,266 346,121 127,808
18 Inflows from fully performing exposures 81,016 37,809 79,194 36,796
19 Other cash inflows 34,366 34,366 33,380 33,380
20 Total cash inflows 487,892 208,441 458,695 197,984
Average 4Q25
1
Average 3Q25
1
USD m, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA 331,568 346,550
22 Net cash outflows 181,693 190,359
23 LCR (%)
182.64
182.12
1 Calculated based
on an average
of 64 data
points in the
fourth quarter of
2025 and 65
data points in
the third quarter
of 2025.
2 Calculated after
the application of
haircuts and inflow
and outflow rates.
3 Includes outflows related to loss
of funding on asset-backed
securities, covered bonds,
other structured financing instruments,
asset-backed commercial papers,
structured entities (conduits), securities investment
vehicles and other such financing facilities.
4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

Net stable funding ratio
Net stable funding ratio development during the fourth quarter of 2025
Semi-annual |
As of 31 December 2025, the net stable funding ratio (the NSFR) of the UBS Group decreased 3.6 percentage
points to 116.1%, remaining above the prudential requirement communicated by FINMA.
Available stable funding decreased by USD 16.7bn to USD 882.0bn, mainly driven by decreases in debt issued measured
at amortized cost and regulatory capital.
Required stable funding
increased by
USD 8.9bn to USD 759.8bn,
mainly reflecting
higher lending assets,
partly offset
by lower derivatives and cash collateral receivables on derivative instruments.
›
Refer to the “Liquidity and funding management” section of the UBS Group Annual Report 2025, available under ”Annual
reporting” at ubs.com/investors , for more information about the NSFR
LIQ2: Net stable funding ratio (NSFR)
31.12.25 30.9.25
Unweighted value by residual maturity Unweighted value by residual maturity
USD m, except where indicated
No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value
Available stable funding (ASF) item
1 Capital: 89,841 12,171 102,012 86,617 18,257 104,874
2 Regulatory Capital 89,841 12,084 101,925 86,617 18,125 104,742
3 Other Capital Instruments 87 87 132 132
4 Retail deposits and deposits from small business
customers: 401,148 8,078 15,340 385,265 405,959 6,764 16,161 389,196
5 Stable deposits 32,391 55 5 30,829 31,633 45 6 30,101
6 Less stable deposits 368,757 8,023 15,334 354,436 374,326 6,719 16,154 359,096
7 Wholesale Funding: 517,300 48,999 217,917 389,499 507,452 60,200 222,202 399,247
8 Operational Deposits 60,584 30,295 66,668 33,348
9 Other wholesale funding 456,717 48,999 217,917 359,204 440,784 60,200 222,202 365,899
10 Liabilities with matching interdependent assets 10,629 8,848
11 Other liabilities: 52,974 122,139 4,560 5,263 55,748 159,895 3,009 5,444
12 NSFR derivative liabilities 58
1
13 All other liabilities and equity not included in the
above categories 52,974 122,139 4,502 5,263 55,748 159,895 3,009 5,444
14 Total ASF 882,039 898,762
Required stable funding (RSF) item
15 Total NSFR high-quality liquid assets (HQLA) 43,755 42,923
16 Deposits held at other financial institutions for
operational purposes 13,815 7,139 13,773 7,088
17 Performing loans and securities: 68,668 272,429 51,505 519,566 593,474 66,582 278,359 62,752 503,463 580,653
18 Performing loans to financial institutions secured by
Level 1 HQLA or Level 2a HQLA 44,536 891 7,370 47,584 1,632 1 7,080
19 Performing loans to financial institutions secured by
Level 2b HQLA or non-HQLA and unsecured
performing loans to financial institutions 85,731 7,550 49,747 69,821 80,933 12,308 39,835 61,787
20 Performing loans to non-financial corporate clients,
loans to retail and small business customers, and
loans to sovereigns, central banks and PSEs, of which: 942 113,051 16,960 153,006 186,437 938 122,850 26,023 149,223 189,442
21 With a risk weight of less than or equal to 35%
under Basel II standardized approach for credit risk 942 27,820 1,977 1,955 7,902 938 38,292 6,863 1,882 12,224
22 Performing residential mortgages, of which: 24,761 22,566 294,098 248,848 23,114 19,525 289,055 241,160
23
With a risk weight of less than or equal to 35%
under Basel II standardized approach for credit risk 19,585 18,486 235,214 191,888 19,233 17,061 240,181 195,220
24 Securities that are not in default and do not qualify as
HQLA, including exchange-traded equities 67,726 4,349 3,537 22,715 80,998 65,644 3,878 3,264 25,349 81,184
25 Assets with matching interdependent liabilities 10,629 8,848
26 Other assets: 43,746 36,491 216 118,295 109,753 48,516 76,169 566 119,716 114,885
27 Physical traded commodities, including gold 2,355 2,002 2,072 1,761
28 Assets posted as initial margin for derivative contracts
and contributions to default funds of CCPs 39,340
1
33,439 38,664
1
32,864
29 NSFR derivative assets 1,334
1
1,334
30 NSFR derivative liabilities before deduction of variation margin posted 63,955
1
12,791 65,875
1
13,175
31 All other assets not included in the above categories 41,390 36,491 216 15,000 61,521 46,445 76,169 566 13,843 65,751
32 Off-balance sheet items 41,384 11,319 72,490 5,707 41,218 11,138 66,872 5,411
33 Total RSF 759,829 750,960
34 Net stable funding ratio (%)
116.08
119.68
1 The ≥ 1 year maturity bucket includes balances for which differentiation by maturity is not required.
▲

31 December 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

Asset encumbrance
Semi-annual |
The ENC table below
provides a breakdown of
on- and off-balance sheet
assets between encumbered assets,
central bank facilities and unencumbered assets. The table is based on the regulatory scope of consolidation.
Excluding assets positioned at central banks, assets are
presented as encumbered if they have been pledged as
collateral
against an
existing liability
or are
otherwise not
available for
securing additional
funding. Assets
pledged as
collateral
mainly include
assets pledged
for securities
financing transactions,
derivative transactions
or financial
guarantees, and
mortgage loans,
which serve
as collateral
against loans
from Swiss
mortgage institutions
and US
Federal Home
Loan
Banks
or
issued
covered
bonds.
Assets
otherwise
not
available
for
securing
additional
funding
mainly
include
assets
protected under
client asset
segregation rules
and assets
held in
certain jurisdictions
to comply
with explicit
minimum
local asset maintenance requirements.
Central bank facilities
represent assets in
use or remain
available to secure
transactions in a
central bank facility.
These
assets are positioned
as collateral with
central banks and mainly
secure undrawn credit lines
for payment, clearing and
settlement purposes, as well as undrawn contingency funding facilities.
All other
assets are
presented as
unencumbered. This
category consists
of cash
and securities
readily realizable
in the
normal course
of business,
which include
our
HQLA and
unencumbered positions
in our
trading portfolio,
and other
realizable
assets
that
are
not
intended
for
obtaining
secured
funding
in
the
normal
course
of
business,
but
may
be
considered potential sources of liquidity
to meet medium or
longer-term funding needs, such
as loans and advances
to
customers and banks, as well
as certain non-financial assets.
Unencumbered assets that are
considered to be available
to
secure funding at the legal-entity level
may be subject to restrictions that
limit the total amount of assets
available to the
Group as a
whole. Assets that
cannot be pledged
as collateral represent
assets that by
their nature are
not considered
available to secure funding or meet collateral needs.
Compared with 30 June
2025, encumbered on-balance
sheet assets remained
largely unchanged at
USD 192.6bn and
encumbered off-balance
sheet assets
increased by
USD 40.5bn to
USD 514.8bn, mainly
due to
higher client
activities
driving
non-cash
collateral
demand
in
the
Investment
Bank.
Off-balance
sheet
central
bank
facilities
increased
by
USD 5.1bn to
USD 15.3bn, primarily
reflecting higher
intraday collateral
pledges held
by Group
Treasury with
Bank of
Japan
and
Bank
of
England,
and
additional
mortgage
loans
pledged
with
Federal
Reserve
Bank
Of
New
York.
Total
unencumbered on-balance
sheet assets
decreased by
USD 52.4bn to
USD 1,361.2bn, mainly
driven by
a USD 50.5bn
decrease from financial assets measured at amortized cost, primarily from roll-offs of securities financing transactions in
Group Treasury,
and lower
cash and
balances at
central banks
as a
result of
net new
customer deposit
outflows and
higher lending
activity. Unencumbered
off-balance sheet
decreased by
USD 18.2bn to
USD 144.0bn, mainly
reflecting
lower security collateral available for encumbrance in Group Treasury.
›
Refer to the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table
in the “Going and gone concern requirements and eligible capital” section of this report for more information about the
reconciliation of the balance sheet under IFRS Accounting Standards to the balance sheet according to the regulatory scope of
consolidation

31 December 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

ENC: Asset encumbrance
USD m
Encumbered assets excluding central bank
facilities
Central bank
facilities
Unencumbered assets
Total Group
of which
assets
pledged
as collateral
of which
assets
otherwise
restricted and
not available
to secure
funding
Total
encumbered
assets
of which
unencumbered
assets
of which
assets that
cannot be
pledged as
collateral
Total
unencumbered
assets
Balance sheet
Cash and balances at central banks
1,031
1
285
1,315
208,543
2
208,543
209,858
Amounts due from banks
2,714
2,714
16,848
16,848
19,562
Receivables from securities financing transactions measured
at amortized cost
83,636
83,636
83,636
Cash collateral receivables on derivative instruments
8,405
8,405
33,147
33,147
41,552
Loans and advances to customers
70,429
3
146
70,575
20,125
564,220
564,220
654,920
Other financial assets measured at amortized cost
10,150
4
4,792
5
14,942
9,769
38,594
8,770
47,364
72,075
Total financial assets measured at amortized cost
81,610
16,341
97,951
29,894
828,205
125,552
953,757
1,081,602
Financial assets at fair value held for trading
84,068
4
179
84,247
186
90,267
90,267
174,701
Derivative financial instruments
147,786
147,786
147,786
Brokerage receivables
35,579
35,579
35,579
Financial assets at fair value not held for trading
4,670
4
3,886
8,556
13,070
42,185
22,832
65,017
86,643
Total financial assets measured at fair value through
profit or loss
88,738
4,065
92,803
13,256
132,452
206,197
338,649
444,708
Financial assets measured at fair value through other
comprehensive income
43
1,843
1,886
105
11,812
11,812
13,803
Non-financial assets
31,426
25,560
56,986
56,986
Total balance sheet assets as of 31 December 2025
170,391
22,249
192,640
43,255
1,003,894
6
357,310
1,361,204
1,597,100
Total balance sheet assets as of 30 June 2025
171,580
21,756
193,337
44,048
1,008,106
6
405,520
1,413,626 1,651,011
Off-balance sheet
Fair value of securities accepted as collateral
as of 31 December 2025
499,186
15,638
514,824
15,319
144,002
144,002
674,146
Fair value of securities accepted as collateral
as of 30 June 2025
465,077
9,263
474,339
10,201
162,201
162,201
646,741
1 Predominantly
reflects assets
pledged to
the depositor
protection system
in Switzerland.
2 Includes cash
placed at
central banks
to meet
local statutory
minimum reserve
requirements (31 December
2025:
USD 14.6bn; 30 June 2025: USD 13.4bn).
3 Mortgage loans that serve as collateral against outstanding loans from Swiss mortgage institutions, US Federal Home Loan Banks and issued covered bonds.
4 Includes
assets pledged
as collateral
that may
be sold
or repledged
by counterparties.
5 Mainly includes
cash collateral
provided to
exchanges and
clearing houses
to secure
securities trading
activity through
those
counterparties.
6 Includes high-quality liquid assets (31 December 2025: USD 328.2bn; 30 June 2025: USD 359.8bn).
▲
Remuneration
Annual
|
Pillar 3
disclosures
on
remuneration
are
separately
provided
on
pages
173–174
and
pages
193–237
in
the
UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors .
▲

31 December 2025 Pillar 3 Report |
UBS Group | Requirements for global systemically important banks and related indicators

Requirements for global systemically important banks
and related indicators
GSIB1: Disclosure of G-SIB indicators
Semi-annual |
The Financial Stability
Board (the FSB)
has determined that
UBS is a
global systemically important
bank (a G-SIB),
using an indicator-based methodology adopted by the
Basel Committee on Banking Supervision (the BCBS).
Banks that
qualify as G-SIBs
are required to
disclose 13 high-level
indicators annually for
assessing the systemic
importance of G-SIBs
as defined by
the BCBS. These
indicators are used
for the G-SIB
score calculation and
cover five categories:
size, cross-
jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.
In November 2025, the FSB, in consultation with the BCBS and national authorities, published the 2025 list of G-SIBs.
Based
on
the
published
indicators,
G-SIBs
are
subject
to
additional
common
equity
tier 1
(CET1)
capital
buffer
requirements in
a range
from 1.0%
to 3.5%.
In November
2025, the
FSB confirmed
that, based
on the
31 December
2024 indicators, the additional
CET1 capital buffer requirement for
the UBS Group will
remain at 1.5% as
of 1 January
2027. As our Swiss
systemically relevant bank (SRB)
Basel III capital requirements remain above
the BCBS requirements,
including the G-SIB buffer, we are not affected by these additional G-SIB requirements.
The BCBS introduced a leverage ratio buffer for G-SIBs as
a part of the finalization of the Basel III framework announced in
December
2017.
The
leverage
ratio
buffer
is
set
at
50%
of
risk-weighted
higher-loss
absorbency
requirements. In
Switzerland, the amendments to the Capital
Adequacy Ordinance that incorporate the final
Basel III standards into Swiss
law entered into
force on 1 January
2025. As our
Swiss SRB requirements
remain above the
BCBS requirements,
these
changes did not increase our requirements.
We provide
our G-SIB
indicators as
of 31 December
2024 under
“Pillar 3 disclosures”
at
ubs.com/investors
. Our
G-SIB
indicators as of 31 December 2025 will be published in July 2026 under “Pillar 3 disclosures” at ubs.com/investors .
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | Introduction

Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in these sections
The sections below include capital and other regulatory information as of 31 December 2025 for UBS AG consolidated,
UBS AG
standalone,
UBS Switzerland AG
standalone,
UBS Europe SE
consolidated,
UBS Americas Holding LLC
consolidated and Credit Suisse International
standalone. Capital information in
the following sections is based
on Pillar 1
capital requirements.
Entities may
be subject
to significant
additional Pillar 2
requirements, which
represent additional
amounts of capital considered necessary
and are agreed with regulators based
on the risk profile of the respective
entity.
UBS AG consolidated, UBS AG standalone, UBS Switzerland AG standalone and UBS Europe SE consolidated
Developments related to the implementation of the final Basel III standards
In
Switzerland,
the
amendments
to
the
Capital
Adequacy
Ordinance
(the
CAO)
that
incorporate
the
final
Basel III
standards
into Swiss
law,
including the
new ordinances
containing the
implementing provisions
for the
revised
CAO,
entered into force on 1 January 2025.
In the EU, the final Basel III
requirements became applicable as of
1 January 2025, except for the
Fundamental Review of
the Trading
Book (the
FRTB) regulation,
the implementation
of which
has been
delayed until
1 January 2027,
as confirmed
by the
European Commission
(the EC)
in September
2025. In
addition, the
EC conducted
a public
consultation, concluded
in January 2026,
on policy options
to temporarily mitigate
negative impacts
stemming from the
absence of a
level playing
field with
regard to
the implementation
of FRTB
rules. UBS
Europe SE
is subject
to Basel III
regulations in
the EU.
The
impact on UBS can only be determined once the EC publishes its final decision.
UBS Americas Holding LLC consolidated
Updated Federal Reserve Board stress capital buffer requirements
In August 2025, the Federal Reserve Board reduced the stress capital buffer (the SCB) of UBS Americas
Holding LLC, our
US-based
intermediate
holding
company,
to
5.2%,
from
9.3%,
applicable
from
1 October
2025
under
the
Federal
Reserve
Board’s
SCB
rule,
resulting
in
a
total
common
equity
tier 1
capital
requirement
of
9.7%.
The
SCB
for
UBS
Americas Holding LLC
is derived from
the results of
the Federal Reserve
Board’s 2025 Dodd
–
Frank Act Stress
Test (DFAST)
released in June 2025.
Earlier
in
2025,
the
Federal
Reserve
Board
proposed
measures
to
reduce
the
volatility
of
the
SCB
requirements
by
averaging the capital
stress test results
from the past
two years, with
the aim of
making capital planning
more predictable
for banks. In addition,
the Federal Reserve Board
proposed moving the effective
date for the annual
SCB updates from
1 October to 1 January to
allow more time to
meet the new requirements. We
expect the final rules to
be published in
the first half of 2026.
In February
2026, the
Federal Reserve
Board voted
to maintain
the current
SCB until
2027, from
which point
onward
requirements can be calculated based on models that take public feedback into consideration.

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

UBS AG consolidated
Key metrics for the fourth quarter of 2025
Quarterly |
The table
below is
based on
the Swiss
Financial Market
Supervisory Authority
(FINMA) Ordinance
on the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the fourth quarter of 2025, tier 1 capital
decreased by USD 1.4bn to USD 90.0bn. Common equity tier 1 (CET1)
capital decreased by
USD 1.1bn to USD 70.4bn,
mainly as operating
profit before tax
of USD 0.4bn was
more than offset
by additional dividend
accruals of USD 1.0bn
and a current
tax expense of
USD 0.2bn. As of
31 December 2025, accruals
for
dividends
to
UBS
Group
AG
amounted
to
USD 9.0bn,
reflecting
a
proposed
ordinary
dividend
distribution
of
USD 4.5bn and
the appropriation
of USD 4.5bn
to a
special dividend
reserve, both
subject to
approval at
the Annual
General Meeting in
the second quarter
of 2026. The
decision on the
distribution of the
special dividend is
intended to
be made at
an Extraordinary General
Meeting in the
second half of
2026 and is
subject to UBS
AG meeting its
capital
requirements on a
standalone and consolidated level,
as well as
the outcome and timing
of the implementation of
the
new regulatory regime in Switzerland.
Additional tier 1
(AT1) capital
issued by
the Group
and on
lent to UBS
AG decreased
by USD 0.4bn
to USD 19.6bn,
mainly
reflecting the call of one AT1 capital instrument equivalent to USD 0.4bn that was on lent from the Group.
Risk-weighted assets
(RWA) decreased
by USD 12.6bn
to USD 489.8bn,
primarily driven
by a
decrease of
USD 12.0bn
from asset
size and
other movements
and a
decrease of
USD 1.3bn from
model updates
and methodology
changes,
partly offset by an increase of USD 0.7bn from currency effects.
The leverage ratio denominator
(the LRD) decreased
by USD 19.9bn to
USD 1,622.9bn, driven by
a USD 20.8bn decrease
from asset size and other movements, partly offset by a USD 0.8bn increase from currency effects. The decrease in asset size and other movements was mainly due to derivative exposures and securities financing transaction exposures. There
were also
decreases in
cash and
balances at
central banks
and trading
portfolio assets,
partly offset
by increases
in lending
balances and high-quality liquid asset (HQLA) portfolio securities.
Correspondingly,
the
CET1
capital
ratio
of
UBS AG
consolidated
increased
to
14.4%
from
14.2%,
reflecting
the
aforementioned decrease
in RWA,
partly offset
by the
aforementioned decrease
in CET1
capital. The
Basel III leverage
ratio
decreased
to
5.5%
from
5.6%,
reflecting
the
aforementioned
decrease
in
tier 1
capital,
partly
offset
by
the
aforementioned decrease in the LRD.
The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS AG
consolidated
decreased
2.7 percentage
points
to
176.2%, remaining above the prudential
requirement communicated by FINMA.
The movement in the quarterly
average
LCR was primarily
driven by a
decrease in average
HQLA of USD 15.0bn
to USD 331.7bn, mainly
reflecting lower cash
available, due
to higher
lending assets
and brokerage
receivables, and
lower amounts
due to
banks. The
effect of
the
decrease in
HQLA was
partly offset
by a
USD 5.4bn decrease
in average
net cash
outflows to
USD 188.4bn, reflecting
higher net inflows from securities financing transactions and lower net outflows from derivatives, partly offset by higher outflows from intercompany deposits.
As
of
31 December
2025,
the
net
stable
funding
ratio
of
UBS AG
consolidated
decreased
2.9 percentage
points
to
115.7%, remaining above the
prudential requirement communicated by
FINMA. Available stable funding
decreased by
USD 13.9bn
to
USD 873.5bn,
mainly
driven
by
decreases
in
debt
issued
measured
at
amortized
cost
and
regulatory
capital. Required stable funding increased by USD 7.0bn to USD 755.3bn, mainly reflecting higher lending assets, partly offset by lower derivatives and cash collateral receivables on derivative instruments.

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

KM1: Key metrics
USD m, except where indicated
31.12.25 30.9.25 30.6.25 31.3.25 31.12.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
70,394
71,460
69,829
70,756
73,792
2 Tier 1
89,993
91,425
88,485
89,081
89,623
3 Total capital
90,018
91,425
88,485
89,081
89,623
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
489,775
502,425
498,327
481,539
495,110
4a Total risk-weighted assets (pre-floor)
489,775
502,425
498,327
481,539
4b Minimum capital requirement
1
39,182
40,194
39,866
38,523
39,609
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)
14.37
14.22
14.01
14.69
14.90
5b Common equity tier 1 ratio (%) (pre-floor)
14.37
14.22
14.01
14.69
6 Tier 1 ratio (%)
18.37
18.20
17.76
18.50
18.10
6b Tier 1 ratio (%) (pre-floor)
18.37
18.20
17.76
18.50
7 Total capital ratio (%)
18.38
18.20
17.76
18.50
18.10
7b Total capital ratio (%) (pre-floor)
18.38
18.20
17.76
18.50
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.11
0.11
0.13
0.13
0.15
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.39
0.33
0.34
0.31
0.37
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3
2.61
2.61
2.63
2.63
2.65
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4
9.87
9.72
9.51
10.19
10.10
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
1,622,921
1,642,843
1,660,097
1,565,845
1,523,277
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
5
5.55
5.57
5.33
5.69
5.88
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.55
5.57
5.33
5.69
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
5
5.51
5.55
5.34
5.67
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
5.51
5.55
5.34
5.67
14e Minimum capital requirements
6
48,688
49,285
49,803
46,975
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)
331,745
346,734
358,940
318,893
331,627
16 Total net cash outflow
188,446
193,817
200,107
176,928
178,228
16a of which: cash outflows
398,805
393,826
390,719
366,165
352,482
16b of which: cash inflows
210,360
200,009
190,613
189,237
174,254
17 LCR (%) 176.24 178.96 179.45 180.28 186.08
Net stable funding ratio (NSFR)
18 Total available stable funding
873,515
887,444
892,381
853,742
847,008
19 Total required stable funding
755,278
748,303
738,056
695,201
682,504
20 NSFR (%) 115.65 118.59 120.91 122.81 124.10
1 Calculated as 8% of total RWA, based
on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Swiss SRB going and gone concern requirements
and information for UBS AG consolidated
are provided below in this section.
3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.
4 Represents the CET1
ratio that is available
to meet buffer requirements.
Calculated as the CET1
ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus
the BCBS tier 2
capital requirement met with
CET1 capital.
5 There is currently no temporary
exemption of central bank reserves
for UBS.
6 The higher of capital requirements
based on 8% of RWA or
3% of LRD.
7 Calculated after the application of haircuts
and inflow
and outflow rates,
as well as,
where applicable, caps
on Level 2 assets and
cash inflows. Calculated
based on an average
of 64 data points
in the fourth quarter
of 2025 and 65
data points in the third
quarter of
2025. For the prior-quarter data points,
refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

Swiss systemically relevant bank going and gone concern requirements and information
Quarterly |
The tables
below provide
details of
the Swiss
systemically relevant
bank RWA-
and LRD-based
going and
gone
concern requirements
and information
as required
by FINMA;
details regarding
eligible gone
concern instruments
are
also provided below.
Effective
1 January
2025,
a
Pillar 2
capital
add-on
for
residual
exposures
(after
collateral
mitigation)
to
hedge
funds,
private equity and
family offices has
been introduced. This
resulted in an
increase of 20 basis
points in the
RWA-based
going concern capital requirement as of 31 December 2025.
More
information
about
the
going
and
gone
concern
requirements
and
information
is
provided
in
the
“Total
loss-
absorbing
capacity”
section
of
the
UBS AG
Annual
Report
2025,
available
under
“Annual
reporting”
at
ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 31.12.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.02
1
73,559
5.01
1
81,253
Common equity tier 1 capital
10.66
2
52,208
3.51
3
56,909
of which: minimum capital
4.50
22,040
1.50
24,344
of which: buffer capital
5.50
26,938
2.00
32,458
of which: countercyclical buffer
0.50
2,448
Maximum additional tier 1 capital
4.36
2
21,351
1.50
24,344
of which: additional tier 1 capital
3.50
17,142
1.50
24,344
of which: additional tier 1 buffer capital
0.80
3,918
Eligible going concern capital
Total going concern capital
18.37
89,993
5.55
89,993
Common equity tier 1 capital
14.37
70,394
4.34
70,394
Total loss-absorbing additional tier 1 capital
4.00
19,600
1.21
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
4.00
19,600
1.21
19,600
of which: low-trigger loss-absorbing additional tier 1 capital
0.00
0
0.00
0
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6
10.73
52,528
3.75
60,860
of which: base requirement including add-ons for market share and LRD
10.73
7
52,528
3.75
7
60,860
Eligible gone concern capital
Total gone concern loss-absorbing capacity
18.41
90,164
5.56
90,164
Total tier 2 capital
8
0.01
25
0.00
25
of which: non-Basel III-compliant tier 2 capital
0.00
0
0.00
0
TLAC-eligible unsecured debt
18.40
90,139
5.55
90,139
Total loss-absorbing capacity
Required total loss-absorbing capacity
25.74
126,087
8.76
142,113
Eligible total loss-absorbing capacity
36.78
180,157
11.10
180,157
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
489,775
Leverage ratio denominator
1,622,921
1 Includes applicable add-ons of 1.66% for risk-weighted assets (RWA) and 0.51% for leverage ratio denominator (LRD), of which 2 basis points for RWA and 1 basis point for LRD reflect a Pillar 2 capital add-on of
USD 107m related to the supply chain finance funds matter at Credit Suisse. An additional 20 basis points for RWA reflect a Pillar 2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family
offices, effective 1 January
2025.
2 Includes the Pillar 2 add-on
for the residual exposure
(after collateral mitigation)
to hedge funds,
private equity and family
offices of 0.14% for
CET1
capital and 0.06% for
AT1 capital, effective
1 January 2025. For
AT1 capital
under Pillar 1 requirements
a maximum of 4.3%
of AT1 capital
can be used
to meet going concern
requirements; 4.36% includes
the
aforementioned Pillar 2 capital add-on.
3 Our CET1 leverage ratio requirement of 3.51% consists of a
1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25%
market share add-on requirement based on our Swiss credit business and a 0.01% Pillar 2 capital add-on related to the supply chain finance funds matter at Credit Suisse.
4 A maximum of 25% of the gone concern
requirements can be met with
instruments that have a remaining
maturity of between one and
two years. Once at
least 75% of the minimum
gone concern requirement has been
met with instruments that have
a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
5 Systemically important
banks (SIBs) are subject to base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements and the Pillar 2 add-ons).
6 FINMA has
the authority to impose a surcharge of up
to 25% of the total going concern capital
requirements (excluding countercyclical buffer requirements and the Pillar 2 add-ons) should obstacles to an
SIB’s resolvability be
identified in future resolvability assessments.
7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.
8 Reflects an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital but 45% of these gains can be recognized as tier
2 capital.

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

Swiss SRB going and gone concern information
USD m, except where indicated 31.12.25 30.9.25 31.12.24
Eligible going concern capital
Total going concern capital
89,993
91,425
89,623
Total tier 1 capital
89,993
91,425
89,623
Common equity tier 1 capital
70,394
71,460
73,792
Total loss-absorbing additional tier 1 capital
19,600
19,964
15,830
of which: high-trigger loss-absorbing additional tier 1 capital
19,600
19,964
14,585
of which: low-trigger loss-absorbing additional tier 1 capital
1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity
90,164
98,452
92,177
Total tier 2 capital
25
1
0
207
of which: non-Basel III-compliant tier 2 capital
0
0
207
TLAC-eligible unsecured debt
90,139
98,452
91,970
Total loss-absorbing capacity
Total loss-absorbing capacity
180,157
189,876
181,800
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
489,775
502,425
495,110
Leverage ratio denominator
1,622,921
1,642,843
1,523,277
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
18.4
18.2
18.1
of which: common equity tier 1 capital ratio
14.4
14.2
14.9
Gone concern loss-absorbing capacity ratio
18.4
19.6
18.6
Total loss-absorbing capacity ratio
36.8
37.8
36.7
Leverage ratios (%)
Going concern leverage ratio
5.5
5.6
5.9
of which: common equity tier 1 leverage ratio
4.3
4.3
4.8
Gone concern leverage ratio
5.6
6.0
6.1
Total loss-absorbing capacity leverage ratio
11.1
11.6
11.9
1 Reflects an add-back of
45% of unrealized gains from
financial assets measured at fair value
through other comprehensive income. Such gains do
not qualify as CET1 capital but
45% of these gains can
be recognized
as tier 2 capital.
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

UBS AG standalone
Key metrics for the fourth quarter of 2025
Quarterly |
The table
below is
based on
the Swiss
Financial Market
Supervisory Authority
(FINMA) Ordinance
on the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the fourth quarter
of 2025, tier 1 capital
increased by USD 0.4bn to
USD 93.7bn. Common equity tier 1
(CET1)
capital increased by USD 0.7bn to USD 74.1bn, mainly
reflecting operating profit before tax of USD 1.6bn,
partly offset
by additional accruals for capital returns to
UBS Group AG of USD 1.0bn. As of 31 December
2025, accruals for capital
returns to
UBS Group AG
amounted to
USD 9.0bn, reflecting
a proposed
ordinary dividend
distribution of
USD 4.5bn
and the
appropriation of
USD 4.5bn to
a special
dividend reserve,
both subject
to approval
at the
Annual General
Meeting
in the
second quarter
of 2026.
The decision
on the
distribution of
the special
dividend is
intended to
be made
at an
Extraordinary General Meeting in the second half of 2026 and is subject to UBS AG meeting its capital requirements on
a standalone
and consolidated
level, as
well as
the outcome
and timing
of the
implementation of
the new
regulatory
regime in Switzerland.
Additional tier 1
(AT1) capital
issued by
the Group
and on
lent to UBS
AG decreased
by USD 0.4bn
to USD 19.6bn,
mainly
reflecting the call of one AT1 capital instrument equivalent to USD 0.4bn that was on lent from the Group.
Risk-weighted assets
(RWA) decreased
by USD 26.3bn
to USD 491.6bn
during the
fourth quarter
of 2025,
primarily driven
by lower
RWA on
investments in
subsidiaries following
capital repatriations,
and decreases
in credit
and counterparty
credit risk RWA, as well as market risk RWA. This was partly offset by an increase in operational risk RWA, mainly due to
the higher business indicator component.
The leverage ratio denominator (the LRD)
decreased by USD 22.1bn to USD 930.0bn, driven
by a USD 20.9bn decrease
from asset
size and
other movements
and a
USD 1.3bn decrease
from currency
effects. The
change in
asset size
and
other movements was
mainly due to
capital repatriations reducing
investments in subsidiaries,
lower lending balances,
and
disposals
of
high-quality
liquid
asset
(HQLA)
portfolio
securities
and
trading
assets,
along
with
lower
securities
financing transactions and derivative exposures, partly offset by increases in cash and balances at central banks and off-
balance sheet items.
Correspondingly,
the
CET1
capital
ratio
of
UBS AG
standalone
increased
to
15.1%
from
14.2%,
reflecting
the
aforementioned decrease
in RWA
and
the
aforementioned increase
in CET1
capital. The
firm’s Basel
III leverage
ratio
increased to 10.1% from 9.8%, reflecting the aforementioned
decrease in the LRD and the aforementioned increase
in
tier 1 capital.
The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS AG
standalone
decreased
6.0 percentage
points
to
234.9%, remaining above the prudential
requirement communicated by FINMA.
The movement in the quarterly
average
LCR was primarily
driven by a
decrease in average
HQLA of USD 13.2bn
to USD 149.3bn,
mainly reflecting lower
cash
available due
to lower
customer deposits
and higher
funding to
subsidiaries. Average
net cash
outflows decreased
by
USD 3.9bn to USD 63.7bn, mainly reflecting higher inflows from intercompany loans.
As of 31 December 2025, the net stable funding ratio decreased 5.5 percentage points to
90.7%, remaining above the
prudential requirement
communicated by FINMA.
Available stable
funding decreased
by USD 14.2bn
to USD 404.8bn,
mainly driven
by decreases
in debt
issued measured
at amortized
cost and
intercompany deposits.
Required stable
funding
increased by USD 10.9bn to
USD 446.5bn, mainly reflecting
higher intercompany funding
to subsidiaries, partly offset
by
a decrease in investments
in subsidiaries due to capital repatriations.

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

KM1: Key metrics
USD m, except where indicated
31.12.25 30.9.25 30.6.25 31.3.25 31.12.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
74,108
73,384
73,178
70,980
75,051
2 Tier 1
93,707
93,349
91,834
89,305
90,881
3 Total capital
93,731
93,349
91,834
89,305
90,882
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)
491,583
517,929
516,479
514,897
507,964
4a Total risk-weighted assets (pre-floor)
491,583
517,929
516,479
514,897
4b Minimum capital requirement
2
39,327
41,434
41,318
41,192
40,637
Risk-based capital ratios as a percentage of RWA
1
5 Common equity tier 1 ratio (%)
15.08
14.17
14.17
13.79
14.77
5b Common equity tier 1 ratio (%) (pre-floor)
15.08
14.17
14.17
13.79
6 Tier 1 ratio (%)
19.06
18.02
17.78
17.34
17.89
6b Tier 1 ratio (%) (pre-floor)
19.06
18.02
17.78
17.34
7 Total capital ratio (%)
19.07
18.02
17.78
17.34
17.89
7b Total capital ratio (%) (pre-floor)
19.07
18.02
17.78
17.34
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.12
0.14
0.15
0.15
0.19
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.00
0.00
0.00
0.00
0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4
2.62
2.64
2.65
2.65
2.69
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
10.58
9.67
9.67
9.29
9.89
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
929,979
952,112
964,000
935,496
899,348
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
6
10.08
9.80
9.53
9.55
10.11
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
10.08
9.80
9.53
9.55
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
6
9.96
9.72
9.56
9.52
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
9.96
9.72
9.56
9.52
14e Minimum capital requirements
7
39,327
41,434
41,318
41,192
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)
149,309
162,513
177,434
150,544
142,661
16 Total net cash outflow
63,723
67,644
75,720
65,962
58,620
16a of which: cash outflows
249,107
244,306
248,255
238,931
231,213
16b of which: cash inflows
185,384
176,662
172,535
172,969
172,593
17 LCR (%) 234.90
240.93
235.52
229.18
243.95
Net stable funding ratio (NSFR)
9
18 Total available stable funding
404,842
419,024
421,323
410,507
410,197
19 Total required stable funding
446,475
435,582
435,547
418,661
421,792
20 NSFR (%) 90.68 96.20 96.73 98.05 97.25
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.
2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.
3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.
4 Excludes non-
BCBS capital buffer requirements for risk-weighted
positions that are directly or indirectly backed
by residential properties in Switzerland.
5 Represents the CET1 ratio that is available
to meet buffer requirements.
Calculated as the
CET1 ratio minus
the BCBS CET1
capital requirement and,
where applicable, minus
the BCBS tier
2 capital requirement
met with CET1
capital.
6 There is currently
no temporary exemption
of
central bank reserves for UBS.
7 The higher of capital requirements based
on 8% of RWA or 3% of LRD.
8 Calculated after the application of haircuts and inflow
and outflow rates, as well as,
where applicable,
caps on Level 2 assets and cash inflows. Calculated based on an average of 64 data points in the fourth quarter of 2025 and 65 data points in the third quarter of 2025. For the prior-quarter data points, refer to the
respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
9 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.
▲
Swiss systemically relevant bank going and gone concern requirements and information
Quarterly |
UBS AG standalone is considered a systemically relevant bank (an
SRB) under Swiss banking law and is subject
to
capital regulations on a standalone basis.
The going concern
requirements include the
FINMA Pillar 2 add-on
related to the
supply chain finance
funds matter at
Credit Suisse.
This Pillar 2
add-on results
in an
additional CET1
capital ratio
requirement of
2 basis points
and an
additional
CET1 leverage ratio requirement of 1 basis point as of 31 December 2025.
Effective
1 January
2025,
a
Pillar 2
capital
add-on
for
residual
exposures
(after
collateral
mitigation)
to
hedge
funds,
private equity and
family offices has
been introduced. This
resulted in an
increase as of
31 December 2025 of
18 basis
points in the RWA phase-in-based
going concern capital requirement
and 17 basis points in the
RWA fully applied-based
going concern capital requirement.
The
capital
requirements
based
on
RWA
include
a
minimum
CET1
capital
requirement
of
10.27%,
including
a
countercyclical
buffer
of
0.12%
and
the
Pillar 2
add-ons, and
a
total
going
concern
capital
requirement
of
14.62%,
including a countercyclical buffer of 0.12% and the Pillar 2 add-ons. The capital requirements based on the LRD include a minimum CET1 capital requirement of 3.51% and a total going concern leverage ratio requirement of 5.01%.
CET1 capital and high-trigger AT1 capital instruments are eligible as going concern capital.

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

UBS AG standalone is
subject to a
gone concern capital
requirement based on
the sum of:
(i) the nominal value
of the
gone
concern
instruments
issued
by
UBS
entities
and
held
by
the
parent
firm;
(ii) 75%
of
the
going
concern
capital
requirements resulting from
third-party exposure on
a standalone basis;
and (iii) a buffer
requirement equal to
30% of
the Group’s
gone concern
capital requirement
on UBS AG’s
consolidated exposure.
The gone
concern capital
requirement
is the
higher of
RWA- and
LRD-based requirements,
calculated separately.
The gone
concern capital
coverage ratio
reflects
how much
gone concern
capital is
available to
meet the
gone concern
requirement. Outstanding
total loss-absorbing
capacity-eligible
unsecured
debt
instruments
are
eligible
to
meet
gone
concern
requirements
until
one
year
before
maturity.
›
Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital management” section of the UBS
Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for information about the joint liability of
UBS AG and UBS Switzerland AG
The
tables
below
provide
details
of
the
Swiss
SRB
RWA-
and
LRD-based
going
and
gone
concern
requirements
and
information as required by FINMA; details regarding eligible gone concern instruments are provided below.
Swiss SRB going and gone concern requirements and information
As of 31.12.25 RWA, phase-in RWA, fully applied as of 1.1.28
1
LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital
14.62
2
71,866
14.61
2
76,379
5.01
2
46,606
Common equity tier 1 capital
10.27
3
50,464
10.26
3
53,631
3.51
32,656
of which: minimum capital
4.50
22,121
4.50
23,529
1.50
13,950
of which: buffer capital
5.50
27,037
5.50
28,758
2.00
18,600
of which: countercyclical buffer
0.12
584
0.12
621
Maximum additional tier 1 capital
4.35
3
21,402
4.35
3
22,748
1.50
13,950
of which: additional tier 1 capital
3.50
17,205
3.50
18,301
1.50
13,950
of which: additional tier 1 buffer capital
0.80
3,933
0.80
4,183
Eligible going concern capital
Total going concern capital
19.06
93,707
17.92
93,707
10.08
93,707
Common equity tier 1 capital
15.08
74,108
14.17
74,108
7.97
74,108
Total loss-absorbing additional tier 1 capital
3.99
19,600
3.75
19,600
2.11
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
3.99
19,600
3.75
19,600
2.11
19,600
of which: low-trigger loss-absorbing additional tier 1 capital
0.00
0
0.00
0
0.00
0
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
491,583
522,876
Leverage ratio denominator
929,979
Required gone concern capital
4
Higher of RWA-
or LRD-based
Total gone concern loss-absorbing capacity
78,104
Eligible gone concern capital
Total gone concern loss-absorbing capacity
90,163
Total tier 2 capital
5
24
TLAC-eligible unsecured debt
90,139
Gone concern capital coverage ratio
115.44
1 Fully applied relates to participation
RWA. Direct and indirect investments
including holding of regulatory capital instruments
in Switzerland-domiciled subsidiaries and for
direct and indirect investments including
holding of regulatory
capital instruments in
foreign-domiciled subsidiaries were
risk weighted at
235% and 340%,
respectively, for
2025. As per
current rules,
risk weights will
gradually increase by
5 percentage
points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.
2 Includes
applicable add-ons of 1.64% for risk-weighted assets (RWA, phase-in),
1.63% for risk-weighted assets (RWA, fully applied) and
0.51% for leverage ratio denominator (LRD), of which
2 basis points for RWA phase-
in, 2 basis points for RWA fully applied and 1 basis point for LRD reflect a Pillar 2 capital add-on of USD 107m related to the supply chain finance funds matter at Credit Suisse. An additional 18 basis points for RWA
phase-in and 17 basis
points for RWA
fully applied reflect
a Pillar 2 capital
add-on for the residual
exposure (after collateral
mitigation) to hedge
funds, private
equity and family
offices, effective 1
January 2025.
3 Includes the Pillar 2 add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices of 0.13% for CET1 capital and 0.05% for AT1 capital for RWA phase-in and 0.12%
for CET1 capital
and 0.05%
for AT1
capital for
RWA fully
applied, effective
1 January
2025. For
AT1 capital
under Pillar
1 requirements
a maximum
of 4.3%
of AT1
capital can
be used
to meet
going concern
requirements; 4.35% for RWA phase-in and 4.35%
for RWA fully applied include the aforementioned Pillar
2 capital add-on.
4 A maximum of 25% of the gone concern requirements
can be met with instruments
that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
5 Reflects an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital but 45% of these gains can be recognized as tier 2 capital.

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

Swiss SRB going and gone concern information
USD m, except where indicated 31.12.25 30.9.25 31.12.24
Eligible going concern capital
Total going concern capital
93,707
93,349
90,881
Total tier 1 capital
93,707
93,349
90,881
Common equity tier 1 capital
74,108
73,384
75,051
Total loss-absorbing additional tier 1 capital
19,600
19,964
15,830
of which: high-trigger loss-absorbing additional tier 1 capital
19,600
19,964
14,585
of which: low-trigger loss-absorbing additional tier 1 capital
1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity
90,163
98,452
92,174
Total tier 2 capital
24
1
0
204
of which: non-Basel III-compliant tier 2 capital
0
0
204
TLAC-eligible unsecured debt
90,139
98,452
91,970
Total loss-absorbing capacity
Total loss-absorbing capacity
183,870
191,800
183,055
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in
491,583
517,929
507,964
of which: investments in Switzerland-domiciled subsidiaries
2
91,598
91,436
83,221
of which: investments in foreign-domiciled subsidiaries
2
144,200
167,254
162,098
Risk-weighted assets, fully applied as of 1.1.28
522,876
553,280
555,726
of which: investments in Switzerland-domiciled subsidiaries
2
97,444
97,272
90,458
of which: investments in foreign-domiciled subsidiaries
2
169,647
196,770
202,623
Leverage ratio denominator
929,979
952,112
899,348
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in
19.1
18.0
17.9
of which: common equity tier 1 capital ratio, phase-in
15.1
14.2
14.8
Going concern capital ratio, fully applied as of 1.1.28
17.9
16.9
16.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28
14.2
13.3
13.5
Leverage ratios (%)
Going concern leverage ratio
10.1
9.8
10.1
of which: common equity tier 1 leverage ratio
8.0
7.7
8.3
Capital coverage ratio (%)
Gone concern capital coverage ratio
115.4
125.4
122.3
1 Reflects an add-back of 45%
of unrealized gains from financial assets
measured at fair value through other
comprehensive income. Such gains do not qualify as
CET1 capital but 45% of these
gains can be recognized
as tier 2
capital.
2 Fully applied
relates to participation
RWA. Direct
and indirect investments
including holding of
regulatory capital instruments
in Switzerland-domiciled
subsidiaries and for
direct and indirect
investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries were risk weighted at 235% and 340%, respectively, for 2025. As per current rules, risk weights will gradually increase by 5 percentage points per
year for Switzerland-domiciled investments
and 20 percentage points
per year for foreign-domiciled
investments until the fully
applied risk weights of
250% and 400%, respectively,
are
applied.
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

UBS Switzerland AG standalone
Key metrics for the fourth quarter of 2025
Quarterly |
The table
below is
based on
the Swiss
Financial Market
Supervisory Authority
(FINMA) Ordinance
on the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the fourth quarter of 2025, common equity
tier 1 capital decreased by CHF 0.3bn to CHF 21.2bn, mainly as the
operating profit was more than offset by additional dividend accruals.
Total risk-weighted
assets (RWA)
decreased by
CHF 4.2bn to
CHF 164.1bn, mainly
driven by
lower credit
and counterparty
credit risk RWA.
The leverage
ratio denominator
(the LRD)
decreased by
CHF 9.5bn
to CHF
538.3bn, mainly
due to
a reduction
in the
exposure to the Swiss National Bank, driven by treasury activities.
The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS
Switzerland
AG
decreased
8.4 percentage
points
to
132.0%, remaining above the prudential
requirement communicated by FINMA.
The movement in the quarterly
average
LCR was primarily driven by a CHF 4.3bn increase in
the average net cash outflows to CHF 87.3bn, mainly
due to higher
outflows from intercompany funding from UBS AG and customer deposits. Average high-quality liquid assets decreased by CHF 1.2bn to
CHF 115.2bn, mainly reflecting lower
cash available due
to an increase
in lending assets,
partly offset
by higher cash available from funding received from UBS AG.
As of 31 December 2025, the
net stable funding ratio
decreased 0.8 percentage points to
125.2%, remaining above the
prudential
requirement
communicated
by
FINMA.
Available
stable
funding
increased
by
CHF 5.6bn
to
CHF 357.0bn,
mainly driven by higher
intercompany funding and customer deposits. Required
stable funding increased by CHF 6.2bn
to CHF 285.0bn, predominantly reflecting higher lending assets.

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

KM1: Key metrics
CHF m, except where indicated
31.12.25 30.9.25 30.6.25 31.3.25 31.12.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
21,188
21,527
21,470
21,596
21,659
2 Tier 1
29,182
29,520
29,463
29,590
29,652
3 Total capital
29,182
29,520
29,463
29,590
29,652
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
164,062
168,223
168,701
174,610
186,265
4a Total risk-weighted assets (pre-floor)
152,624
154,370
151,470
153,743
168,033
4b Minimum capital requirement
1
13,125
13,458
13,496
13,969
14,901
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)
12.91
12.80
12.73
12.37
11.63
5b Common equity tier 1 ratio (%) (pre-floor)
13.88
13.95
14.17
14.05
12.89
6 Tier 1 ratio (%)
17.79
17.55
17.46
16.95
15.92
6b Tier 1 ratio (%) (pre-floor)
19.12
19.12
19.45
19.25
17.65
7 Total capital ratio (%)
17.79
17.55
17.46
16.95
15.92
7b Total capital ratio (%) (pre-floor)
19.12
19.12
19.45
19.25
17.65
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.05
0.06
0.07
0.06
0.08
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.91
0.82
0.83
0.80
0.88
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)
2
2.55
2.56
2.57
2.56
2.58
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
8.41
8.30
8.23
7.87
7.13
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
538,262
547,805
549,690
551,716
556,053
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.42
5.39
5.36
5.36
5.33
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.42
5.39
5.36
5.36
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
4
5.41
5.39
5.34
5.34
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
5.41
5.39
5.34
5.34
14e Minimum capital requirements
5
16,148
16,434
16,491
16,551
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)
115,181
116,430
111,945
111,231
125,007
16 Total net cash outflow
87,315
83,009
81,142
81,164
87,160
16a of which: cash outflows
119,321
113,942
110,217
110,357
116,768
16b of which: cash inflows
32,006
30,933
29,074
29,193
29,608
17 LCR (%)
132.00
140.37
138.05
137.08
143.47
Net stable funding ratio (NSFR)
7
18 Total available stable funding
356,977
351,349
354,633
355,035
359,170
19 Total required stable funding
285,045
278,806
275,862
276,279
271,688
20 NSFR (%) 125.24 126.02 128.55 128.51 132.20
1 Calculated as 8% of total RWA,
based on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly
or indirectly backed by residential
properties in Switzerland.
3 Represents the CET1 ratio that
is available to meet buffer
requirements. Calculated as the
CET1 ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus the BCBS
tier 2 capital requirement met with
CET1 capital.
4 There is currently no temporary
exemption of central bank reserves
for UBS.
5 The higher of capital requirements
based on
8% of RWA
or 3% of LRD.
6 Calculated after the application
of haircuts and
inflow and outflow rates,
as well as,
where applicable, caps
on Level 2 assets
and cash inflows.
Calculated based on an
average of
64 data points
in the
fourth quarter
of 2025
and 65
data points
in the
third quarter
of 2025.
For the
prior-quarter
data points,
refer to
the respective
Pillar 3 Report,
available under
“Pillar 3 disclosures”
at
ubs.com/investors, for more information.
7 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis, as set out in Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is used to fulfill the NSFR requirement of UBS AG standalone.
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

Swiss systemically relevant bank going and gone concern requirements and information
Quarterly |
The tables below
provide details
of the Swiss
systemically relevant
bank (SRB) RWA
-
and LRD-based going
and
gone concern requirements and information
as required by FINMA;
details regarding eligible gone
concern instruments
are provided below.
UBS Switzerland AG is considered an SRB under Swiss banking law and is subject to capital regulations on a standalone
basis.
As
of
31 December
2025,
the
going
concern
capital
and
leverage
ratio
requirements
for
UBS Switzerland AG
standalone were 15.26% (including a countercyclical buffer of 0.96%) and 5.00%, respectively.
The Swiss SRB
framework and going
concern requirements applicable to
UBS Switzerland AG standalone are
the same
as those applicable to UBS Group AG consolidated. The
gone concern requirement corresponds to 62% of the Group’s
going concern
requirements, excluding
the countercyclical
buffer requirements
and Pillar 2
add-ons. Outstanding
total
loss-absorbing capacity-eligible
unsecured debt
instruments are
eligible to
meet gone
concern requirements
until one
year before maturity.
The gone
concern requirements
were 8.87%
for the
RWA-based requirement
and 3.10%
for the
LRD-based requirement.
›
Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital management” section of the UBS
Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for information about the joint liability of
UBS AG and UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 31.12.25 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.26
1
25,042
5.00
1
26,913
Common equity tier 1 capital
10.96
17,988
3.50
18,839
of which: minimum capital
4.50
7,383
1.50
8,074
of which: buffer capital
5.50
9,023
2.00
10,765
of which: countercyclical buffer
0.96
1,581
Maximum additional tier 1 capital
4.30
7,055
1.50
8,074
of which: additional tier 1 capital
3.50
5,742
1.50
8,074
of which: additional tier 1 buffer capital
0.80
1,312
Eligible going concern capital
Total going concern capital
17.79
29,182
5.42
29,182
Common equity tier 1 capital
12.91
21,188
3.94
21,188
Total loss-absorbing additional tier 1 capital
4.87
7,994
1.49
7,994
of which: high-trigger loss-absorbing additional tier 1 capital
4.87
7,994
1.49
7,994
Required gone concern capital
2
Total gone concern loss-absorbing capacity
8.87
14,546
3.10
16,686
of which: base requirement including add-ons for market share and LRD
8.87
3
14,546
3.10
3
16,686
Eligible gone concern capital
Total gone concern loss-absorbing capacity
11.67
19,147
3.56
19,147
TLAC-eligible unsecured debt
11.67
19,147
3.56
19,147
Total loss-absorbing capacity
Required total loss-absorbing capacity
24.13
39,588
8.10
43,599
Eligible total loss-absorbing capacity
29.46
48,329
8.98
48,329
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
164,062
Leverage ratio denominator
538,262
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).
2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.25 30.9.25 31.12.24
Eligible going concern capital
Total going concern capital
29,182
29,520
29,652
Total tier 1 capital
29,182
29,520
29,652
Common equity tier 1 capital
21,188
21,527
21,659
Total loss-absorbing additional tier 1 capital
7,994
7,993
7,994
of which: high-trigger loss-absorbing additional tier 1 capital
7,994
7,993
7,994
Eligible gone concern capital
Total gone concern loss-absorbing capacity
19,147
19,151
19,274
TLAC-eligible unsecured debt
19,147
19,151
19,274
Total loss-absorbing capacity
Total loss-absorbing capacity
48,329
48,671
48,926
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
164,062
168,223
186,265
Leverage ratio denominator
538,262
547,805
556,053
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
17.8
17.5
15.9
of which: common equity tier 1 capital ratio
12.9
12.8
11.6
Gone concern loss-absorbing capacity ratio
11.7
11.4
10.3
Total loss-absorbing capacity ratio
29.5
28.9
26.3
Leverage ratios (%)
Going concern leverage ratio
5.4
5.4
5.3
of which: common equity tier 1 leverage ratio
3.9
3.9
3.9
Gone concern leverage ratio
3.6
3.5
3.5
Total loss-absorbing capacity leverage ratio
9.0
8.9
8.8
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Europe SE consolidated

UBS Europe SE consolidated
Key metrics for the fourth quarter of 2025
Quarterly |
The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on
Basel Committee on Banking Supervision (BCBS)
Pillar 1 requirements
and in accordance with EU regulatory rules and IFRS Accounting Standards.
During
the
fourth
quarter
of
2025,
available
capital
increased
by
EUR 0.1bn
to
EUR 3.7bn,
mainly
driven
by
the
integration of Credit
Suisse (Deutschland) AG.
Risk-weighted assets were
stable. The leverage
ratio exposure increased
by EUR 0.3bn to EUR 56.0bn in line with balance sheet movements.
The average liquidity coverage
ratio remained well
above the regulatory
requirement of 100%,
at 141.5%. The ratio
was
stable, with a EUR 0.3bn decrease in high-quality liquid
assets offset by a EUR 0.3bn decrease in
total net cash outflows.
The net
stable funding
ratio remained
well above
the regulatory
requirements of
100%, at
137.3%. Available
stable
funding increased
by EUR 1.3bn,
mainly due
to higher
intercompany funding
and external
issuances. Required
stable
funding increased by
EUR 0.8bn, mainly driven
by higher levels
of client-driven activity
in the Investment
Bank in Asian
markets.
KM1: Key metrics
1,2
EUR m, except where indicated
31.12.25 30.9.25
3
30.6.25 31.3.25 31.12.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
3,109
2,973
2,995
3,424
3,239
2 Tier 1
3,709
3,573
3,595
4,024
3,839
3 Total capital
3,709
3,573
3,595
4,024
3,839
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
15,926
15,917
14,625
14,387
14,079
4a Total risk-weighted assets (RWA) (pre-floor)
15,926
15,917
14,625
14,387
4b Minimum capital requirement
4
1,274
1,273
1,170
1,151
1,126
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
19.5
18.7
20.5
23.8
23.0
5b CET1 ratio (%) (pre-floor)
19.5
18.7
20.5
23.8
6 Tier 1 ratio (%)
23.3
22.4
24.6
28.0
27.3
6b Tier 1 ratio (%) (pre-floor)
23.3
22.4
24.6
28.0
7 Total capital ratio (%)
23.3
22.4
24.6
28.0
27.3
7b Total capital ratio (%) (pre-floor)
23.3
22.4
24.6
28.0
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.5
2.5
2.5
2.5
2.5
9 Countercyclical buffer requirement (%)
0.7
0.7
0.7
0.7
0.7
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)
3.2
3.2
3.2
3.2
3.2
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
15.0
14.2
16.0
19.3
18.5
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
55,952
55,681
61,706
55,615
55,567
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
6,7
6.6
6.4
5.8
7.2
6.9
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
6.6
6.4
5.8
7.2
14e Minimum capital requirements
8
1,679
1,670
1,851
1,668
Liquidity coverage ratio (LCR)
9
15
Total high-quality liquid assets (HQLA)
21,013
21,360
20,038
18,664
17,285
16 Total net cash outflow
14,883
15,155
14,469
13,355
12,542
17 LCR (%)
141.5
141.5
138.9
140.4
138.9
Net stable funding ratio (NSFR)
18 Total available stable funding
20,534
19,252
17,830
18,580
17,134
19 Total required stable funding
14,959
14,182
13,716
13,222
13,656
20 NSFR (%)
137.3
135.8
130.0
140.5
125.5
1 Based on applicable EU regulatory rules.
2 Row 9a of the FINMA template
is applicable to the FINMA-regulated scope only
and rows 14c and 14d have
been removed because the EU does
not require the disclosure
of mean values for SFTs.
3 Comparative figures have been restated to align with
the regulatory reports as submitted to the
European Central Bank.
4 Calculated as 8% of total
RWA, based on total capital minimum
requirements, excluding CET1 buffer
requirements.
5 Represents the CET1 ratio
that is available for meeting
buffer requirements. Calculated as
the CET1 ratio minus
the BCBS CET1 capital requirement
and after
considering, where applicable, CET1 capital
that has been used to meet tier
1 and / or total capital ratio
requirements under Pillar 1.
6 Calculated on the basis of tier 1 capital.
7 There is currently no temporary
exemption of central bank reserves for UBS Europe SE.
8 The higher of capital requirements based on 8% of RWA or 3% of LRD.
9 Figures are calculated based on a 12
‑ month average.
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated

UBS Americas Holding LLC consolidated
Key metrics for the fourth quarter of 2025
Quarterly
|
The
table
below
is
based
on
Basel
Committee
on
Banking
Supervision
(BCBS)
Pillar 1
requirements
and
in
accordance with US Basel III rules and generally accepted accounting principles in the US (US GAAP).
Effective 1 October 2025 until 2027, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 5.2%, in addition to the
minimum risk-based capital
requirements. The SCB,
subject to a
floor of 2.5%,
was determined by
the
Federal Reserve
Board following
the completion
of the
2025 Comprehensive
Capital Analysis
and Review
(the CCAR)
based on Dodd–Frank Act Stress Test (DFAST) results and planned future dividends.
›
Refer to “Updated Federal Reserve Board stress capital buffer requirements”
in the “Introduction” section of this report for more
information
During the
fourth quarter
of 2025,
the common
equity tier 1
(CET1) capital
ratio decreased
3.0 percentage points
to
18.1%
and
the
tier 1
capital
ratio
decreased
2.7 percentage
points
to
21.8%.
Both
CET1
capital
and
tier 1
capital
decreased by USD 3.5bn, driven primarily by a USD 3.0bn return of capital to
UBS AG and a net increase in deductions,
primarily from deferred tax assets (DTAs).
Risk-weighted assets (RWA) decreased by
USD 5.8bn to USD 75.7bn, driven by
a
USD 5.2bn
decrease
in
credit
risk
RWA,
mainly
in
DTAs,
derivatives
and
securities
financing
transactions,
and
a
USD 0.6bn decrease in market risk RWA due to a decrease of specific risk.
The
tier 1
leverage
ratio
decreased
1.9 percentage
points
to
8.3%,
primarily
driven
by
the
aforementioned
capital
movements,
and
leverage
ratio
exposure,
which
increased
by
USD 3.1bn
to
USD 198.1bn.
Similarly,
the
tier 1
supplementary leverage ratio
(the SLR) decreased
1.6 percentage points to
7.1%, primarily driven
by the aforementioned
capital movements and a USD 3.1bn increase in the SLR exposure.
The
average
liquidity
coverage
ratio
decreased
1.3 percentage
points
to
127.4%,
as
net
cash
outflows
increased
by
USD 0.5bn
and
high-quality
liquid
assets
increased
by
USD 0.4bn.
The
average
net
stable
funding
ratio
decreased
1.3 percentage points
to 127.3%.
This was
due to
a USD 0.4bn
increase in
available stable
funding and
a USD 1.1bn
increase in required stable funding.

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated

KM1: Key metrics
1
USD m, except where indicated
31.12.25 30.9.25 30.6.25 31.3.25 31.12.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
13,696
17,161
16,152
16,236
16,123
2 Tier 1
16,521
19,984
18,974
19,053
18,941
3 Total capital
16,723
20,185
19,164
19,258
19,181
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
75,654
81,477
77,244
78,830
78,166
4b Minimum capital requirement
2
6,052
6,518
6,180
6,306
6,253
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
18.1
21.1
20.9
20.6
20.6
6 Tier 1 ratio (%)
21.8
24.5
24.6
24.2
24.2
7 Total capital ratio (%)
22.1
24.8
24.8
24.4
24.5
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)
2.5
2.5
2.5
2.5
2.5
8a US stress capital buffer requirement (%)
5.2
9.3
9.3
9.3
9.3
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)
2.5
2.5
2.5
2.5
2.5
11a US total bank specific capital buffer requirements (%)
5.2
9.3
9.3
9.3
9.3
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
13.6
16.6
16.4
16.1
16.1
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
4
198,104
195,030
199,196
204,960
197,487
14 Basel III leverage ratio (%)
5
8.3
10.2
9.5
9.3
9.6
14a Total Basel III supplementary leverage ratio exposure measure
4
232,902
229,768
231,603
234,346
227,973
14b Basel III supplementary leverage ratio (%)
5
7.1
8.7
8.2
8.1
8.3
Liquidity coverage ratio (LCR)
15 Total high-quality liquid assets (HQLA)
4
27,879
27,496
28,951
28,182
26,801
16 Total net cash outflow
4,6
21,883
21,365
22,639
21,213
20,064
17 LCR (%)
127.4
128.7
127.9
132.9
133.6
Net stable funding ratio (NSFR)
18 Total available stable funding
4
102,550
102,169
104,867
107,920
109,283
19 Total required stable funding
4,6
80,535
79,425
78,978
80,532
80,456
20 NSFR (%)
127.3
128.6
132.8
134.0
135.8
1 As the final Basel III standards have not been implemented in the US, rows that are not applicable have been removed from the FINMA template.
2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding
CET1 buffer requirements.
3 Represents the CET1
ratio that is
available to meet
buffer requirements.
Calculated as the
CET1 ratio minus
the BCBS CET1
capital requirement and,
where
applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.
4 Figures are calculated on a quarterly average.
5 Calculated on the basis of tier 1 capital.
6 Reflected at 85%
of the full amount in accordance with the Federal Reserve tailoring rule.
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated

Material sub-group entity – creditor ranking at legal entity level
Semi-annual |
The TLAC2 table below provides an overview
of the creditor ranking structure of UBS Americas
Holding LLC on
a standalone basis.
As of
31 December 2025,
UBS Americas
Holding LLC
had a
total loss-absorbing
capacity (TLAC)
of USD 24.3bn
after
regulatory
capital
deductions and
adjustments. This
amount
included
tier 1
capital
of
USD 16.5bn
and
USD 7.8bn of
internal long-term debt that is eligible as internal TLAC
issued to UBS AG, a wholly owned subsidiary of
the UBS Group
AG resolution entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level
As of 31.12.25 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt
Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation
22,528
2,900
31,774
57,202
4 Subset of row 3 that are excluded liabilities
0
0
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)
22,528
2,900
31,774
57,202
6 Subset of row 5 that are eligible as TLAC
22,528
2,900
7,800
33,228
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years
0
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years
5,250
5,250
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years
2,550
2,550
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
0
11 Subset of row 6 that is perpetual securities
22,528
2,900
25,428
1 Equity attributable to shareholders, which includes share premium and reserves.
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | Credit Suisse International standalone

Credit Suisse International standalone
Key metrics for the fourth quarter of 2025
Quarterly
|
The
table
below
is
based
on
Basel
Committee
on
Banking
Supervision
(BCBS)
Pillar 1
requirements
and
in
accordance with UK Prudential Regulatory Authority regulations and IFRS Accounting Standards.
During the fourth quarter of 2025, the common equity tier 1 capital of Credit Suisse International standalone decreased by USD 3.7bn to USD 3.0bn due to a USD 1.4bn capital repatriation and a USD 2.4bn dividend payment. Risk-weighted assets (RWA) decreased
by USD 2.6bn to
USD 3.2bn. All risk
types decreased, with
the largest reduction
in market risk
RWA due to the transferring of / exiting from trades. Leverage ratio exposure decreased by USD 9.7bn to USD 5.7bn, as a result of decreases in reverse repos, money market loans and derivatives.
The average
liquidity coverage
ratio was
341.5%, compared
with 353.1%
in the
third quarter
of 2025.
The quarterly
variance was driven by a decrease of USD 2.2bn in high-quality liquid assets, reflecting a decrease in treasury-controlled
assets and a USD 0.6bn decrease in net cash outflows.
The
net
stable
funding
ratio
(the
NSFR)
of
Credit
Suisse
International
standalone
remained
above
the
regulatory
requirement of
100%, at
385.0%, compared
with 310.8%
in the
third quarter
of 2025.
The movement
in the
NSFR,
aligned with the
reduction in
balance sheet
exposures, was driven
by a decrease
of USD 1.7bn in
available stable funding,
mainly reflecting
a decrease
in capital
due to
the repatriation.
This was
partly offset
by a
decrease of
USD 0.8bn in
required
stable funding, mainly driven by a decrease in derivative exposures, unsecured lending and other assets.
KM1: Key metrics
1
USD m, except where indicated
31.12.25 30.9.25 30.6.25 31.3.25 31.12.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
3,038
6,768
6,734
6,816
6,883
2 Tier 1
3,038
6,768
6,734
6,816
6,883
3 Total capital
3,038
6,768
6,734
6,816
6,883
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
3,247
5,853
7,046
9,332
10,951
4b Minimum capital requirement
2
260
468
564
747
876
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
93.56
115.63
95.57
73.04
62.86
6 Tier 1 ratio (%)
93.56
115.63
95.57
73.04
62.86
7 Total capital ratio (%)
93.56
115.63
95.57
73.04
62.86
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
1.16
0.80
0.57
0.93
0.76
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)
3.66
3.30
3.07
3.43
3.26
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
85.56
107.63
87.57
65.04
54.86
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
5,679
15,386
19,754
23,341
32,521
14 Basel III leverage ratio (%)
4
53.50
43.99
34.09
29.20
21.16
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)
8,090
10,319
12,427
14,008
15,031
16 Total net cash outflow
2,412
3,011
3,544
4,070
4,253
17 LCR (%)
341.45
353.10
361.40
361.77
363.29
Net stable funding ratio (NSFR)
18 Total available stable funding
6,345
8,043
10,951
13,990
17,503
19 Total required stable funding
1,903
2,744
4,214
6,145
8,693
20 NSFR (%)
384.98
310.83
266.14
241.78
214.78
1 As the final
Basel III standards have
not been implemented
in the UK, rows
that are not applicable
have been removed from
the FINMA template.
2 Calculated as 8%
of total RWA,
based on total
minimum
capital requirements, excluding
CET1 buffer requirements.
3 Represents the CET1 ratio
that is available to
meet buffer requirements.
Calculated as the CET1
ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.
4 On the basis of tier 1 capital.
5 Based on Pillar 1 requirements; calculated using a 12-month average.
▲

31 December 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | Credit Suisse International standalone

Material sub-group entity – creditor ranking at legal entity level
Semi-annual |
The TLAC2 table below provides an overview of the creditor ranking structure of
Credit Suisse International on
a standalone basis.
As of 31 December
2025, Credit Suisse
International had a
total loss-absorbing capacity
of USD 3.0bn after
regulatory
capital deductions and adjustments. This amount represents tier 1 capital of USD 3.0bn.
TLAC2: Material sub-group entity – creditor ranking at legal entity level
As of 31.12.25 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt
Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation
3,039
2,621
5,660
4 Subset of row 3 that are excluded liabilities
10
10
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)
3,039
2,611
5,650
6 Subset of row 5 that are eligible as TLAC
3,039
3,039
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
11 Subset of row 6 that is perpetual securities
3,039
3,039
1 Equity attributable to shareholders, which includes share premium and reserves.
▲

31 December 2025 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS
asset-backed securities
AG
Aktiengesellschaft
AGM
Annual General Meeting of
shareholders
AI
artificial intelligence
A-IRB
advanced internal ratings-
based
ALCO
Asset and Liability
Committee
AMA
advanced measurement
approach
AML
anti-money laundering
AoA
Articles of Association
APM
alternative performance
measure
ARR
alternative reference rate
ARS
auction rate securities
ASF
available stable funding
AT1
additional tier 1
AuM
assets under management
B
BCBS
Basel Committee on
Banking Supervision
BIS
Bank for International
Settlements
BoD
Board of Directors
C
CAO
Capital Adequacy
Ordinance
CCAR
Comprehensive Capital
Analysis and Review
CCF
credit conversion factor
CCP
central counterparty
CCR
counterparty credit risk
CCRC
Corporate Culture and
Responsibility Committee
CDS
credit default swap
CEO
Chief Executive Officer
CET1
common equity tier 1
CFO
Chief Financial Officer
CGU
cash-generating unit
CHF
Swiss franc
CIO
Chief Investment Office
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM
discount margin
DOJ
US Department of Justice
DTA
deferred tax asset
DVA
debit valuation adjustment
E
EAD
exposure at default
EB
Executive Board
EC
European Commission
ECB
European Central Bank
ECL
expected credit loss
EGM
Extraordinary General
Meeting of shareholders
EIR
effective interest rate
EL
expected loss
EMEA
Europe, Middle East and
Africa
EOP
Equity Ownership Plan
EPS
earnings per share
ESG
environmental, social and
governance
ETD
exchange-traded derivatives
ETF
exchange-traded fund
EU
European Union
EUR
euro
EURIBOR
Euro Interbank Offered Rate
EVE
economic value of equity
EY
Ernst & Young Ltd
F
FCA
UK Financial Conduct
Authority
FDIC
Federal Deposit Insurance
Corporation
FINMA
Swiss Financial Market
Supervisory Authority
FMIA
Swiss Financial Market
Infrastructure Act
FRTB
Fundamental Review of the
Trading Book
FSB
Financial Stability Board
FTA
Swiss Federal Tax
Administration
FVA
funding valuation
adjustment
FVOCI
fair value through other
comprehensive income
FVTPL
fair value through profit or
loss
FX
foreign exchange
G
GAAP
generally accepted
accounting principles
GBP
pound sterling
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GCORC
Group Compliance and
Operational Risk Control
GRI
Global Reporting Initiative
G-SIB
global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS
International Accounting
Standards
IASB
International Accounting
Standards Board
IBOR
interbank offered rate
IFRIC
International Financial
Reporting Interpretations
Committee
IFRS
accounting standards
Accounting
issued by the IASB
Standards
IRB
internal ratings-based
IRRBB
interest rate risk in the
banking book
ISDA
International Swaps and
Derivatives Association
ISIN
International Securities
Identification Number

31 December 2025 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT
Key Risk Taker
L
LAS
liquidity-adjusted stress
LCR
liquidity coverage ratio
LGD
loss given default
LIBOR
London Interbank Offered
Rate
LLC
limited liability company
LoD
lines of defense
LRD
leverage ratio denominator
LTIP
Long-Term Incentive Plan
LTV
loan-to-value
M
M&A
mergers and acquisitions
MRT
Material Risk Taker
N
NII
net interest income
NSFR
net stable funding ratio
NYSE
New York Stock Exchange
O
OCA
own credit adjustment
OCI
other comprehensive
income
OECD
Organisation for Economic
Co-operation and
Development
OTC
over-the-counter
P
PCI
purchased credit impaired
PD
probability of default
PIT
point in time
PPA
purchase price allocation
Q
QCCP
qualifying central
counterparty
R
RBC
risk-based capital
RbM
risk-based monitoring
REIT
real estate investment trust
RMBS
residential mortgage-
backed securities
RniV
risks not in VaR
RoCET1
return on CET1 capital
RoU
right-of-use
rTSR
relative total shareholder
return
RWA
risk-weighted assets
S
SA
standardized approach or
société anonyme
SA-CCR
standardized approach for
counterparty credit risk
SAR
Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable Development
Goal
SEC
US Securities and Exchange
Commission
SFT
securities financing
transaction
SIBOR
Singapore Interbank
Offered Rate
SICR
significant increase in credit
risk
SIX
SIX Swiss Exchange
SME
small and medium-sized
entities
SMF
Senior Management
Function
SNB
Swiss National Bank
SOR
Singapore Swap Offer Rate
SPPI
solely payments of principal
and interest
SRB
systemically relevant bank
SVaR
stressed value-at-risk
T
TBTF
too big to fail
TCFD
Task Force
on Climate-
related Financial Disclosures
TIBOR
Tokyo Interbank
Offered
Rate
TLAC
total loss-absorbing capacity
TTC
through the cycle
U
USD
US dollar
V
VaR
value-at-risk
VAT value-added tax
This is a general list
of the abbreviations frequently used
in our financial reporting. Not all
of the listed abbreviations may
appear in this particular report.

31 December 2025 Pillar 3 Report |
Appendix

Cautionary statement |
This report and
the information contained
herein are provided solely
for information purposes,
and are not
to be construed
as solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors , for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally indicate non-applicability or that presentation of any content
would not be meaningful, or that
information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any
website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi ______________
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi ______________
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
March 9, 2026